Parlee McLaws LLP
BARRISTERS & SOLICITORS

November 13, 2002

SEEMA S. JOHAL
DIRECT DIAL: (403) 294-7065
EMAIL: sjohal@parlee.com
OUR FILE 52932-44/nmp

82-5766

The Quebec Securities Commission
22nd Floor, Stock Exchange Tower
800 Victoria Square
Montreal, Quebec
H4Z 1G3

Attention: Jean-Francois Bernier
Director, Capital Markets

Dear Sirs:

Re: APF ENERGY TRUST

We represent, in this application, APF Energy Trust, APF Energy Inc. and 1014621 Alberta Ltd. in respect of a reorganization of their affairs.

The reorganization described below is similar to others completed or announced recently by four oil and gas royalty trusts (ARC Energy Trust, Shiningbank Energy Income Fund, Primewest Energy Trust and Viking Energy Royalty Trust), the units of which trade on the Toronto Stock Exchange (the "TSX"). These transactions, whereby the royalty trust either directly or indirectly acquires all of the shares of the company managing the trust, result in the internalization of the management of the trust and the elimination of management fees.

Summary

Following is a summary relating to the transaction among APF Energy Inc. ("APF") as agent for and on behalf of APF Energy Trust (the "Trust"), 1014621 Alberta Ltd. ("Newco"), APF Energy Management Inc. (the "Manager") and shareholders of the Manager. It is proposed that Newco will acquire all of the common shares of the Manager ("Manager Shares") pursuant to an agreement dated October 29, 2002 among the Trust, Newco, the Manager and shareholders of the Manager (the "Agreement"), in consideration of $9.250 million payable 25% in cash and 75% in units of the Trust ("Trust Units") at a deemed price of $10.482 per Trust Unit (the "Transaction"). The Transaction is designed to internalize the management of the Trust and thereby eliminate certain fees currently payable to the Manager.

Dlw 1/8

PLEASE REPLY TO CALGARY OFFICE

Further, the Manager is required to transfer certain assets to APF or to the shareholders of the Manager (the "Permitted Transactions").

(the Transaction and the Permitted Transactions shall be collectively referred to herein as the "Transactions").

<u>Information Prescribed by Section 106 of the Regulation under the *Securities Act* (Quebec)</u>

1. Name and Address of Parties to the Transaction

(a) APF Energy Trust is an open-end investment trust created by Trust Indenture dated October 10, 1996, as amended, between the Trust and The Trust Company of Bank of Montreal (now Computershare Trust Company of Canada), as Trustee. The Trust's address is #2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4. The Trust was initially created for the purpose of issuing Trust Units to the public and investing the funds raised to purchase a royalty in certain oil and gas properties (the "Royalty") from APF. The Trust has been a reporting issuer in all Provinces of Canada which have that designation since 1996 (except in Prince Edward Island where it became a reporting issuer in 2001). The Trust Units are listed on the TSX. The Trust has received acceptance from the TSX of its notice regarding the Transaction and conditional listing approval for the listing of the Trust Units issuable in connection with the Transaction.

(b) APF Energy Inc. is a corporation formed under the laws of the Province of Alberta on December 8, 1995. The registered and principal office of APF is located at #2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4. APF was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties and granting the Royalty to the Trust. APF is a wholly owned subsidiary of the Manager.

(c) The Manager is a "closed corporation" as defined in the *Securities Act* (Quebec) formed under the laws of Canada on September 12, 1994 as Skyridge Resources Inc. It amended its articles of incorporation on June 6, 1996 to change its name to APF Energy Management Inc. Its registered office is located at #3400, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7 and its principal office address is #2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4. The Manager was initially formed to provide management services to the Trust and to APF. The Manager is not a reporting issuer in any jurisdiction. Its shareholders are resident in the Canadian provinces of Alberta and Quebec and in a foreign jurisdiction. The Manager has one (1) registered beneficial securityholder resident in Quebec, according to the addresses entered in the Manager's records and such securityholder holds 9.95% of the Manager Shares.

(d) 1014621 Alberta Ltd. is a corporation formed under the laws of the Province of Alberta on October 29, 2002. Its registered office is located at #3400, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7 and its principal office will be located at #2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4. Newco was formed as a subsidiary of the Trust to effect the internalization of the management of the Trust and APF.

Computershare Trust Company of Canada (as trustee for and on behalf of the Trust) ("Computershare") has retained the Manager to provide certain administrative and support services to the Trust pursuant to a management agreement dated as of December 17, 1996, among the Manager, APF and Computershare (the "Trust Management Agreement"). Further, APF has retained the Manager to provide certain management, operational and administrative services to APF pursuant to a management agreement dated as of December 17, 1996 among the Manager, APF and Computershare (the "APF Management Agreement").

In addition, Computershare has delegated certain authorities to the Board of Directors of APF with respect to the Transaction pursuant to a delegation of authority agreement dated as of October 29, 2002, and effective as of July 18, 2002, among the Manager, APF, Computershare and 990009 Alberta Inc. ("990009"). According to this agreement, APF has the authority to review the terms of the continued engagement by the Trust of the Manager and APF, consider alternative management structures and, ultimately, give effect to the Transaction.

The Trust also receives a Royalty from APF Energy Limited Partnership, a limited partnership formed in the Province of Alberta pursuant to a limited partnership agreement dated May 23, 2002, as amended and restated (the "Partnership"). 990009 is the general partner with a 1% interest in the Partnership and APF Acquisition Trust, through its trustee, is the limited partner with a 99% interest in the Partnership. APF Acquisition Trust is an open-end unincorporated commercial trust formed pursuant to a trust agreement dated May 30, 2002 and is wholly owned by the Trust.

2. Description of Securities

(a) The Manager has issued and outstanding 417,755 common shares.

(b) The Trust has issued and outstanding 22,219,390 Trust Units as at June 30, 2002, which represent undivided beneficial interests in the Trust.

(c) Newco currently has issued and outstanding 100 common shares held by the Trust.

3. Number and Value of Securities

(a) It is anticipated that all of the Manager Shares will be acquired by Newco on behalf of the Trust on January 3, 2003 (the "Effective Date"). The Trust Units of the Trust and cash will be issued in exchange. The maximum number of Trust Units that may be issued in connection with the Transaction is 661,850. The value of the Trust Units that may be issued in connection with the Transaction is $6,937,512 based on a deemed price per Trust Unit of $10.482.

(b) The shareholders of the Manager will receive from the Trust an aggregate of 608,186 Trust Units at a deemed value of $6.375 million and $2,875,000 cash for their Manager Shares for an aggregate total of $9.250 million.

In addition, three senior officers of the Manager (all of whom are resident in Alberta) will receive a total of $750,000 cash from the Manager as long term retention bonuses for which they will be required to subscribe for 53,663 Trust Units for an aggregate price of $562,500 and enter into escrow agreements.

4. *Method of Evaluating Securities and Basis for the Exchange*

(a) The value of the Manager Shares was determined through negotiations between the Manager and a special committee of independent members of the Board of Directors of APF (the "Special Committee"). The Special Committee obtained an opinion by CIBC World Markets Inc. that the Transaction is fair, from a financial point of view, to the holders of Trust Units.

(b) The deemed value of the Trust Units of the Trust was determined based on the 10 day volume weighted average closing price on the TSX for the period ending October 25, 2002.

5. *Date Set for the Transaction*

It is currently contemplated that the Effective Date will be January 3, 2003.

6. *Conditions*

The conditions pursuant to the Agreement that must be met are as follows:

(a) the representations and warranties of the parties shall be true and accurate and not misleading in any material respect;

(b) the parties shall comply with and perform all terms, covenants and agreements;

(c) there will be no material adverse change in the operations, affairs, organization or prospects of the Manager or its business;

(d) the holders of the Trust Units shall approve of the Transactions and any amendments to any agreements or indentures of the Trust otherwise required as a result of the Transactions;

(e) retention bonuses shall have been paid to certain employees of the Manager (not including any of the shareholders of the Manager);

(f) certain officers of the Manager shall have purchased a particular number of Trust Units;

(g) certain officers of the Manager shall have executed employment agreements with the Manager and shall have delivered releases to the Manager, both being satisfactory to Newco;

(h) certain officers of the Manager shall have executed escrow agreements and delivered same to Newco;

(i) certain officers of the Manager shall have delivered a particular number of Trust Units held by them to the escrow agent to be held in escrow;

(j) completion of due diligence by Newco of the Manager and its subsidiaries in respect of the Transactions;

(k) the Permitted Transactions shall have been completed on terms and conditions satisfactory to Newco and the shareholders of the Manager;

(l) Newco and the shareholders of the Manager shall have executed and delivered all required documents, agreements, legal opinions, certificates, instruments and releases, satisfactory in form and content to Newco and the shareholders of the Manager;

(m) a fairness opinion shall have been delivered by CIBC World Markets Inc. to APF in respect of the Transactions and shall not have been withdrawn or adversely amended;

(n) any directors, officers, employees, consultants or agents of the Manager or of the shareholders of the Manager entitled to an acceleration of the vesting provisions of any Trust Units (or unit appreciation rights relating to the Trust Units) shall have waived such acceleration;

(o) Newco, on terms and conditions satisfactory to it, shall have obtained financing, if required, from the Trust and APF sufficient to pay the portion of the purchase price of $9.250 million for all of the Manager Shares;

(p) there shall be no action taken by any governmental authority that restrains, enjoins or otherwise prohibits the Transactions; and

(q) all requisite regulatory approvals and third party consents, including the consent of the Toronto Stock Exchange and the Quebec Securities Commission shall have been obtained.

*7. **Name and Address of Remunerated Agent***

No agent is being remunerated in connection with the Transaction.

Policy Q-27 of the Quebec Securities Commission

The Transaction would be considered a "related party transaction" for the purposes of Quebec Securities Commission Policy Q-27.

The parties to the transaction are the Trust (through its agent, APF), Newco, the Manager and the shareholders of the Manager. Under paragraph (f) of the definition of "related party" of Policy Q-27, the Manager would qualify as a related party of the Trust since it manages, to a substantial degree, the affairs of the Trust and APF pursuant to the Trust Management Agreement and the APF Management Agreement, respectively.

Pursuant to paragraph (e) of the definition of "related party" in Policy Q-27, a senior executive of a related party within the meaning of paragraph (f) would also be considered a related party. Two of the shareholders of the Manager, Steven Cloutier and Martin Hislop, are also directors and officers of the Manager and APF. Accordingly, each of Mr. Cloutier and Mr. Hislop would qualify as related parties of the Trust.

With respect to whether the Transaction would be considered a related party transaction, paragraph (a) of the definition of "related party transaction" in Policy Q-27 must be considered. This paragraph requires there to be a transaction between the issuer (ie. the Trust) and a related party of the issuer (ie. Steven Cloutier and Martin Hislop) as a consequence of which, the issuer, directly or indirectly, purchases an asset from the related party for valuable consideration. Since the Trust, indirectly through Newco, is acquiring the shares of the Manager from, *inter alia*, Steven Cloutier and Martin Hislop, the Transaction would constitute a related party transaction.

However, the Part 5 requirement for a formal valuation and minority approval do not apply as one of the exemptions to the requirement is available. Paragraph 2 of section 5.6 provides an exemption from the valuation requirement where the transaction (a) is not an amalgamation or merger; and (b) is one in which, at the date the transaction is agreed to, neither the fair market value of the subject matter of, or the consideration for, the transaction, is greater than 25% of the issuer's market capitalization.

In the present circumstance, the fair market value of the subject matter and the consideration for the Transaction is one and the same (ie. $9.250 million). The Trust's market capitalization as at the date the Transaction was agreed to, being October 29, 2002, was $230,490,018.50 [22,269,567 x $10.35]. Thus, the Transaction constitutes 4.013% of the Trust's market capitalization and is well within the 25% limit for the valuation exemption.

The Transaction is also exempt from the minority approval requirement pursuant to paragraph 2 of section 5.8. This provision provides for an exemption where the circumstances described in paragraph 2 of section 5.6 of the Policy are met. As noted above, the Transaction meets these requirements.

<u>Special Meeting of Unitholders of the Trust</u>

The Trust will be holding a Special Meeting of Unitholders on December 18, 2002 (the "Meeting") where the Unitholders will be asked to consider and pass a resolution authorizing the completion of the Transactions. The Information Circular in respect of the Meeting will be mailed to all of the Unitholders and will contain prospectus level disclosure. A copy of the Information Circular will be delivered to the Quebec Securities Commission once it is available.

<u>Exemption Requested</u>

The foregoing is submitted as prescribed by Section 50 of the *Securities Act,* Quebec in order that the Trust, APF and Newco be exempt from preparing a prospectus and obtaining a receipt therefor in order to distribute Trust Units with respect to the Transaction.

Other than an application that may be made to the Alberta Securities Commission for first trade relief in respect of the Trust Units to be issued to the three senior officers of the Manager, no other exemption from the prospectus requirements is being sought in any jurisdiction of Canada for the Transaction. The Transaction is exempt from the prospectus requirements of the other applicable provinces of Canada. Inasmuch as the Trust has been a reporting issuer since 1996 in all applicable jurisdictions, there will be no hold period or restricted period with respect to the Trust Units issued in the applicable jurisdictions of Canada, subject to obtaining exemptions

from the Quebec Securities Commission and, as noted above, the Alberta Securities Commission.

We are attaching the applicable filing fees in the amount of $500 in respect of this Notice.

Yours truly,

PARLEE McLAWS LLP

Signed "Seema Johal"

Seema Johal
ssj/kb

NATIONAL INSTRUMENT 54-101

COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

Note: Terms used in this form have the meanings given to them in National Instrument 54-101. This Certificate is referenced in Section 2.20 of National Instrument 54-101.

OFFICER'S CERTIFICATE

I, Steven G. Cloutier, President and Chief Operating Officer of APF Energy Management Inc., the manager of APF Energy Trust (the "Trust") hereby certify in such capacity (and not in my personal capacity) that:

(a) the Trust has arranged to have proxy-related materials for the special meeting of holders of trust units ("Trust Units") of the Trust to be held December 18, 2002 ("the Meeting") sent in compliance with National Instrument 54-101 to all beneficial owners of Trust Units who held Trust Units as at November 18, 2002, at least 21 days before the date fixed for the Meeting;

(b) the Trust has arranged to have carried out all the requirements of National Instrument 54-101 in addition to those described in paragraph (a) above.

Dated at Calgary, Alberta, this 18th day of November, 2002

"Signed"
Steven G. Cloutier
President and Chief Operating Officer
APF Energy Management Inc.

APF ENERGY TRUST

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

To be held December 18, 2002

TO: THE HOLDERS OF TRUST UNITS OF APF ENERGY TRUST

TAKE NOTICE that a Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of APF Energy Trust (the "Trust") will be held at the Sun Life Plaza Conference Centre, Mezzanine Level, 144 – 4 Avenue S.W., Calgary, Alberta, on Wednesday, the 18th day of December, 2002, at 2:15 p.m. (Calgary time) for the following purposes:

1. to consider and, if thought fit, approve a resolution in the form set forth in Schedule "A" (the "Internalization Resolution") of the accompanying Information Circular – Proxy Statement approving the acquisition of all of the issued shares of APF Energy Management Inc., the Manager of the Trust, and related transactions (the "Internalization Transaction"), all as more particularly described in the Information Circular – Proxy Statement accompanying this Notice;

2. to consider and, if thought fit, approve a resolution in the form set forth in Schedule "C" (the "Borrowing Resolution") of the accompanying Information Circular – Proxy Statement approving an amendment to the Trust Indenture to specifically allow the Trust to issue debt securities, convertible debt securities and to borrow money or incur other indebtedness from time to time, as more particularly described in the Information Circular – Proxy Statement accompanying this Notice; and

3. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on November 18, 2002 (the "Record Date"). At the Meeting, Unitholders of record included in the list of Unitholders prepared as at the Record Date will be entitled to vote those Trust Units. No Unitholder who became a Unitholder after the Record Date will be entitled to vote at the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to Computershare Trust Company of Canada at 1500 University Street, Montreal, Quebec, H3A 3S8. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 18th day of November, 2002.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA
By APF ENERGY MANAGEMENT INC.

"Signed"
Steven G. Cloutier
President

{K:\cdox\0052932\000044\CT058328.DOC;2}

APF ENERGY TRUST
(the "Trust")

Instrument of Proxy

For the Special Meeting of Unitholders, December 18, 2002

The undersigned holder of trust units ("Units") of the Trust hereby appoints **Donald Engle**, Chairman of the Special Committee of APF Energy Inc. ("APF Energy") of the City of Calgary, in the Province of Alberta, or, failing him, **William Dickson**, a member of the Special Committee and a director of APF Energy Inc. of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Special Meeting (the "Meeting") of the Unitholders of the Trust, to be held on December 18, 2002, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or AGAINST** ☐ the Internalization Resolution in the form set forth in Schedule "A" of the Information Circular – Proxy Statement approving the indirect acquisition by the Trust of APF Energy Management Inc., the Manager of the Trust, and related transactions as more particularly described in the Information Circular – Proxy Statement of the Trust dated November 18, 2002;

2. **FOR** ☐ **or AGAINST** ☐ the Borrowing Resolution in the form set forth in Schedule "C" of the Information Circular – Proxy Statement approving an amendment to the Trust Indenture to specifically allow the Trust to issue debt securities, convertible debt securities and to borrow money or incur other indebtedness from time to time, as more particularly described in the Information Circular – Proxy Statement dated November 18, 2002;

3. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxyholder, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust, pursuant to authority delegated to it by the Trust. The Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ______________, 2002.

____

Signature of Unitholder

____

Name of Unitholder - (please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the Units are registered. If this proxy is not dated, it shall be deemed to bear the date on which it was mailed.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Stock Transfer Department, 1500 University Street, Montreal, Quebec, H3A 3S8 not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that Meeting.

APF ENERGY TRUST

Q3 2002

Interim Report for the Period Ended September 30, 2002

APF ENERGY TRUST

followed impressive second quarter performance with strong production, cash flow and earnings in the third quarter, further solidifying its position as one of the sector's best performing trusts.

HIGHLIGHTS:

- Integrated the assets acquired in the $57 million Kinwest Resources acquisition
- Increased daily production to a record average 9,395 barrels of oil equivalent per day, marking a 44% increase over Q3 of 2001
- Sold non-core assets at benchmarks of $28,300 per flowing boe, $10.73 per boe in the ground and 4.8 times cash flow as part of a $9 million divestiture
- Developed production at the rate of $8,700 per flowing boe, adding 900 boe/d through optimization and development programs
- Generated $0.54 per unit of cash flow during the quarter, of which $0.45 per unit was distributed, resulting in a payout ratio of 83%
- Achieved a year-to-date total return of 22%

SUMMARY OF OPERATING & FINANCIAL RESULTS

	3 Months Ended September 30		9 Months Ended September 30	
	2002	2001	**2002**	2001
OPERATING				
Daily production (average)				
Oil (bbl)	**6,160**	3,838	**5,073**	2,723
Gas (mcf)	**18,403**	15,351	**18,054**	15,009
NGL (bbl)	**168**	112	**129**	86
Total (boe)	**9,395**	6,509	**8,211**	5,311
Production split				
Oil and NGL	**67%**	61%	**63%**	53%
Gas	**33%**	39%	**37%**	47%
Commodity prices (C$)				
Oil (per bbl)	**38.15**	33.91	**34.98**	36.13
Gas (per mcf)	**3.40**	3.33	**3.43**	6.20
NGL (per bbl)	**23.22**	31.47	**22.48**	39.58
Average (per boe)	**32.08**	28.39	**29.51**	42.51
FINANCIAL ($000, EXCEPT PER UNIT/BOE AMOUNTS)				
Revenue	**26,204**	18,316	**64,641**	53,367
Per unit	**1.18**	1.26	**3.25**	4.58
Operating cash flow	**12,269**	8,870	**29,640**	27,874
Per unit	**0.55**	0.61	**1.49**	2.39
Net earnings	**5,463**	4,159	**12,307**	17,411
Per unit	**0.25**	0.29	**0.62**	1.49
Distributable income	**12,022**	9,066	**29,037**	27,870
Per unit	**0.54**	0.63	**1.46**	2.39
Distributions	**10,021**	11,602	**27,521**	28,740
Per unit	**0.45**	0.80	**1.35**	2.43
Operating costs per boe	**6.33**	6.30	**6.15**	6.06
Operating netback per boe	**17.94**	19.12	**16.77**	23.69
Bank debt	**61,000**	59,750	**61,000**	59,750
MARKET				
Units outstanding (000)				
End of period	**22,269**	14,504	**22,269**	14,504
Average	**22,268**	14,503	**19,864**	11,654
Trading				
High ($)	**10.89**	11.50	**11.19**	13.40
Low ($)	**10.11**	9.01	**9.35**	9.01
Close ($)	**10.65**	9.39	**10.65**	9.39
Average Daily Volume	**57,400**	40,200	**63,500**	46,800

GENERAL

With the $57 million acquisition of Kinwest Resources completed at the end of May, APF significantly increased its franchise in Southeast Saskatchewan, from which approximately 50% of production is now derived. The assets have been integrated into APF's operations and are fully accounted for in this interim report. The combination of accretive acquisitions and effective optimization initiatives continue to characterize APF, where production and reserves are being developed at very attractive rates.

On October 31, 2002, APF announced that it had agreed, subject to unitholder approval, to purchase all of the common shares of APF Energy Management Inc. (the "Manager") for $9.25 million, resulting in the internalization of management and the elimination of external management and structuring fees. A Special Committee of independent Directors of APF, chaired by Mr. Donald Engle, and including Mr. Daniel Mercier and Mr. William Dickson, was formed to consider internalization alternatives, to evaluate the impact of such a transaction on unitholders, and to negotiate the terms of a potential transaction with the Manager. The Special Committee also engaged independent legal and financial advisors to assist them. Details of the transaction have been provided in an information circular, a copy of which is available through APF's website. Unitholders will be asked to vote on the transaction at a Special Meeting to be held on December 18, 2002. Subject to unitholder and regulatory approval, the transaction is expected to close on January 3, 2003.

OPERATIONS

APF's third quarter drilling activity was focused in its two largest core areas, Southeast Saskatchewan and Southeast Alberta.

Southeast Saskatchewan

A horizontal well was drilled at Carlyle to define the southern edge of the pool. This well stabilized at a rate of 110 bbl/d (72 net). A vertical well is currently being drilled to further calibrate the 3D seismic program shot over the area, with a horizontal leg to be drilled from this vertical test well.

At Tatagwa, three horizontal wells were drilled. These wells have added 325 bbl/d (225 net). APF is finalizing a 3D seismic program to be shot before year end, which will identify locations for drilling in 2003.

At Queensdale, APF drilled a horizontal well which began producing at 500 bbl/d (400 net) and after 2 months of production, is still producing 290 bbl/d (232 net). APF anticipates drilling two additional horizontal wells during the remainder of the year.

Southeast Alberta

APF drilled 10 wells in Countess for Medicine Hat, Milk River and Bow Island production. APF also acquired 2 wellbores and recompleted them as Medicine Hat and Milk River producers. Production from these wells came on stream in October at rates of 1,500 mcf/d. Another 20 wells are scheduled to be drilled before year end.

Capital Expenditure Summary

Total capital expenditures associated with projects commenced in the third quarter will be approximately $7.8 million, resulting in incremental production of 900 boe/d. At a development rate of $8,700 per flowing boe, APF continues to develop its asset base in an efficient and accretive manner. APF's independent engineering consultants had forecasted 2002 capital expenditures at $10.6 million. With continued drilling success it is anticipated that APF's 2002 capital expenditures will now reach $20 million.

CORPORATE DEVELOPMENT

Throughout the third quarter the Corporate Development team continued to identify and evaluate both corporate and asset acquisitions, as well as rationalized some non-strategic components of it's asset base.

The continued generation of M&A ideas and opportunities ultimately led to the agreement to acquire the Paddle River assets, announced on November 7, 2002. The $24.2 million transaction will add approximately 1,000 boe/d of production. Closing is expected to occur on December 13, 2002.

As anticipated in APF's second quarter report, a review of non-core assets resulted in a $9 million divestiture, prior to adjustments, which closed on September 30, 2002. These assets, which largely had low, non-operated working interests, had aggregate average year-to-date production of approximately 300 boe/d. The metrics on the divestiture were $28,300 per flowing boe, $10.73 per boe in the ground and 4.8 times cash flow.

FINANCIAL

With the continued growth of the business and the successful development initiatives implemented by APF, a new $100 million borrowing base was established under APF's credit facility with its banking syndicate during the second quarter, of which $61.0 million was drawn at September 30, 2002.

On the risk management side, strengthening commodity prices provided APF with the opportunity to sell forward a portion of its production well above its January 1, 2002 forecast price for oil of US$20 per bbl and gas of $3.95 per mcf. The details of the commodity hedges are set out in note 5 to the Consolidated Financial Statements.

The combination of accretive acquisitions, firmer commodity prices and effective development of the asset base resulted in distributable income for the quarter of $0.54 per unit on a weighted average basis, of which, $0.45 was distributed, resulting in a payout ratio of 83%. On a go-forward basis, management anticipates that the current commodity price environment and increased production should result in APF continuing to generate monthly distributable income of at least $0.15 per unit in the near term.

During the third quarter, operating costs averaged $6.33 per boe, compared to $6.30 per boe for the same period last year. Year-to-date, APF's operating costs have averaged $6.15 per boe, or 17% better than the reported average of $7.65 for the 12 other oil and gas trusts which have reported Q3 results to date.

Meanwhile, G&A costs continued to decline from the $1.56 per boe experienced during Q2, as the full impact of the additional Kinwest production was realized. During the third quarter, G&A amounted to $1.03 million or $1.19 per boe. APF remains one of the highest operators of its own production, with approximately 86% of its daily volumes being operated.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended September 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

PRODUCTION

Production volumes during the third quarter of 2002 averaged 9,395 boe per day, consisting of 18,403 mcf per day of natural gas, 6,160 bbls per day of oil and 168 bbls per day of NGL's. This represents a 44% increase from the 6,509 boe per day of production for the same period in 2001 and is attributable to both acquisitions and development drilling. This quarter reflects the first full reporting period of production from the Kinwest Acquisition.

PRICES

The West Texas Intermediate (WTI) oil price averaged US$28.25 per bbl during the third quarter of 2002, an increase of 6 percent from US$26.76 per bbl during the third quarter of 2001. APF realized a price of $38.15 per bbl prior to hedging during the third quarter of 2002, a 13% increase from the realized price of $33.91 per bbl received during the same period in 2001.

Natural gas prices were marginally higher during the period, compared to the third quarter of 2001. The average price realized by APF was $3.40 per mcf prior to hedging, compared to $3.33 per mcf realized during the same period of 2001.

HEDGING

The crude oil price realized by APF during the third quarter of 2002 was reduced by $3.86 per bbl as a result of APF's hedging program, compared to a $1.50 per bbl increase in the realized price during the same period in 2001, while the natural gas price realized by APF increased by $0.10 per mcf as a result of its hedging program. There was no hedging adjustment for natural gas during the third quarter of 2001. For the balance of 2002, APF has hedged approximately 46% of crude oil volumes and 11% of natural gas production under a variety of contracts (see note 5).

REVENUE AND CASH FLOW

Revenue for the quarter totaled $26.2 million, compared to $18.3 million for the same period in 2001. The 43% increase in revenue reflects the increase in both production volumes and crude oil prices during the quarter.

Operating cash flow totaled $12.3 million for the third quarter of 2002, an increase of 38% from the $8.9 million of cash flow received during the same period last year.

NETBACKS

Operating netbacks were 6% lower at $17.94 per boe during the third quarter, compared to $19.12 during the same period in 2001, due primarily to hedging, which reduced the net prices received by $3.86 per bbl. Royalties, net of Alberta Royalty Tax Credit, were 18.8 percent of production revenues prior to hedging losses, compared to 18.9 percent during the same period in 2001. Operating costs for the quarter averaged $6.33 per boe, compared to $6.30 per boe during the third quarter of 2001. Higher than expected operating costs during the quarter are entirely due to initial field optimization costs associated with the Kinwest acquisition, which closed on May 30, 2002.

GENERAL AND ADMINISTRATIVE EXPENSES AND MANAGEMENT FEES

General and administrative expenses increased during the third quarter of 2002 to $1.19 per boe from $1.08 per boe during the same period in 2001, reflecting the increase in the size of the APF organization over the past year. Management fees were $0.64 per boe during the third quarter, unchanged from the same period in 2001.

INTEREST EXPENSE

Interest expense increased to $1.02 million for the third quarter of 2002, from $0.88 million during the same period in 2001. This increase is due to higher debt levels during the third quarter of 2002 compared to 2001.

DEPLETION AND AMORTIZATION AND SITE RESTORATION

The depletion rate increased 10% to $11.08 per boe for the third quarter of 2002 from $10.10 per boe for the comparable period in 2001, due primarily to the full impact of the Kinwest acquisition. The site restoration expense for the three months ended September 30, 2002 increased to $0.59 million from $0.35 million in the third quarter of 2001, reflecting the increase in the future estimated costs for site restoration, also primarily attributable to the Kinwest acquisition.

TAXES

Capital taxes for the third quarter of 2002 were $0.58 million compared to $0.31 million for the same period in 2001 and reflects the increase in the capital base of APF.

The recovery of future income taxes for the three months ended September 30, 2002 was $3.4 million, compared to a recovery of $1.5 million for the same period in 2001. As a result of the tax structure between APF and the Trust, future income tax liabilities will not be paid by APF, but will instead be passed on to unitholders along with the income. Accordingly, the future income tax liability will reduce and will be recognized as an income tax recovery each year.

EARNINGS

Net income for the third quarter of 2002 totaled $5.5 million or $0.25 per trust unit, compared to $4.2 million or $0.29 per trust unit for the same period in 2001.

CASH DISTRIBUTIONS

During the third quarter, APF had $0.54 per unit available for distribution of which $0.45 per unit was distributed, resulting in a payout ratio of 83%. Distributions paid for the same three month period last year amounted to $0.80 per unit. The cash distribution for the month of October remained at $0.15 per unit and will continue at $0.15 per unit for the month of November, payable December 15, 2002.

CAPITAL EXPENDITURES

Capital development expenditures were $5.8 million during the third quarter of 2002 and $13.4 million for the nine months ended September 30, 2002. In addition to the capital development program, property acquisitions during the third quarter totaled $0.5 million and $5.1 million for the nine months ended September 30, 2002, while property dispositions totaled $8.4 million for the quarter and $9.8 million for the nine months ended September 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2002, bank debt was $61.0 million and working capital, excluding bank debt, was $2.9 million, resulting in net debt obligations of $58.1 million. Following the Kinwest Acquisition, APF's borrowing base was increased to $100 million.

On November 7, 2002, APF announced that it had entered into an agreement to acquire natural gas assets in the Paddle River area of central Alberta for $24.2 million. The acquisition will be funded from APF's existing line of credit.

At September 30, 2002, APF had 22.27 million trust units outstanding.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of APF. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

CONSOLIDATED BALANCE SHEETS

(unaudited)	September 30, 2002	December 31, 2001
ASSETS		
Current assets		
Cash	$ 2,033,218	$ 2,042,909
Accounts receivable	17,477,482	9,979,202
Other current assets	2,678,131	2,376,422
	22,188,831	14,398,533
Site restoration fund	337,588	29,389
Property, plant and equipment	252,434,867	183,748,484
	$ 274,961,286	$ 198,176,406
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	15,491,207	10,024,004
Due to APF Management Inc.	414,300	1,087,685
Cash distribution payable	3,340,310	2,337,582
Bank indebtedness (note 4)	61,000,000	–
	80,245,817	13,449,271
Future income taxes	47,195,212	29,430,306
Long-term debt (note 4)	–	59,250,000
Site restoration liability	5,724,789	3,637,539
	$ 133,165,818	$ 105,767,116
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 6)	205,668,695	141,068,870
Retained earnings	36,531,162	24,224,117
Accumulated cash distributions	(100,404,389)	(72,883,697)
	141,795,468	92,409,290
	$ 274,961,286	$ 198,176,406

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(unaudited)	3 months ended September 30		9 months ended September 30	
	2002	2001	2002	2001
REVENUE				
Oil and gas	$ 25,711,961	$ 17,781,849	$ 63,425,660	$ 52,425,618
Royalties expense, net of ARTC	(5,226,519)	(3,099,261)	(13,269,801)	(10,232,072)
Other	492,028	534,514	1,215,015	941,258
	20,977,470	15,217,102	51,370,874	43,134,804
EXPENSES				
Operating	5,471,589	3,769,126	13,777,525	8,787,173
General and administrative	1,026,196	644,174	3,087,440	2,026,121
Management fee	550,960	385,706	1,321,631	1,193,417
Interest on long-term debt	1,015,519	880,198	1,979,930	2,027,268
Depletion and amortization	9,575,863	6,047,262	22,974,265	13,250,972
Site restoration	592,460	353,386	1,510,949	800,627
Capital and other taxes	583,836	305,523	1,467,798	698,886
	18,816,423	12,385,375	46,119,538	28,784,464
Income before income taxes and minority interest	2,161,047	2,831,727	5,251,336	14,350,340
Recovery of future income taxes	(3,410,254)	(1,459,070)	(7,331,282)	(3,398,333)
Income before minority interest	5,571,301	4,290,797	12,582,618	17,748,673
Minority interest	107,905	131,924	275,573	337,877
Net income	5,463,396	4,158,873	12,307,045	17,410,796
Retained earnings - Beginning of period	31,067,766	19,332,366	24,224,117	6,080,443
Retained earnings - End of period	$ 36,531,162	$ 23,491,239	$ 36,531,162	$ 23,491,239
Net income per unit	$ 0.25	$ 0.29	$ 0.62	$ 1.49
Net income per unit - diluted	$ 0.25	$ 0.29	$ 0.62	$ 1.49

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	3 months ended September 30		9 months ended September 30	
	2002	2001	2002	2001
Cash provided by (used in)				
Operating activities				
Net income for the period	$ 5,463,396	$ 4,158,873	$ 12,307,045	$ 17,410,796
Items not affecting cash				
Depletion and amortization	9,575,863	6,047,262	22,974,265	13,250,972
Minority interest	107,905	131,924	275,573	337,877
Future income taxes	(3,410,254)	(1,459,070)	(7,331,282)	(3,398,333)
Site restoration	592,460	353,386	1,510,949	800,627
Site restoration expenditures	(60,696)	(362,630)	(96,801)	(528,386)
	12,268,674	8,869,745	29,639,749	27,873,553
Net change in non-cash working capital items				
Accounts receivable	(3,269,962)	789,290	(4,989,377)	(1,114,114)
Other current assets	454,538	514,627	(226,916)	(823,544)
Accounts payable and accrued liabilities	1,211,978	(1,326,317)	5,400,932	2,678,322
Due to APF Management	61,556	386,802	(673,385)	763,734
Cash distribution payable	250	(724,794)	1,002,728	2,055,311
	(2,450,716)	(360,392)	513,982	3,559,709
Cash distributions	(10,020,681)	(11,602,496)	(27,520,691)	(28,739,717)
	(202,723)	(3,093,143)	2,633,040	2,693,545
Investing activities				
Purchase of Alliance Energy Inc.	–	–	–	(39,836,074)
Kinwest Acquisition	–	–	(17,361,190)	–
Additions to property, plant and equipment	(5,759,797)	(2,651,859)	(13,395,549)	(7,836,553)
Purchase of oil and natural gas properties	(450,782)	(7,664,351)	(5,106,493)	(47,084,873)
Changes in non-cash working capital items - accounts payable	118,597	–	(876,199)	–
	(6,091,982)	(10,316,210)	(36,739,431)	(94,757,500)
Proceeds on sale of properties	8,436,896	2,578,680	9,793,575	2,578,680
Site restoration fund reserve	(124,304)	–	(308,199)	–
	2,220,610	(7,737,530)	(27,254,055)	(92,178,820)
Financing activities				
Issue of units for cash	–	–	31,687,500	68,080,000
Issue of units for cash under stock options	15,453	10,947	443,742	990,492
Unit issue costs	(4,592)	(387,180)	(1,894,344)	(4,864,504)
Repayment of debt - net	(2,000,000)	11,105,470	(5,350,000)	25,564,445
Distribution of 1% minority interest	(107,905)	(131,924)	(275,573)	(337,877)
	(2,097,044)	10,597,313	24,611,324	89,432,556
Change in cash during the period	(79,157)	(233,360)	(9,691)	(52,719)
Cash - Beginning of period	2,112,375	246,872	2,042,909	66,231
Cash - End of period	$ 2,033,218	$ 13,512	$ 2,033,218	$ 13,512

Supplemental information (note 7)

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

(unaudited)	3 months ended September 30		9 months ended September 30	
	2002	2001	2002	2001
Oil and gas sales	$ 25,711,961	$ 17,781,849	$ 63,425,660	$ 52,425,618
Other	492,028	534,514	1,215,015	941,258
Gross overriding royalties and lessors royalties	(2,087,087)	(1,127,982)	(5,226,718)	(4,596,353)
	24,116,902	17,188,381	59,413,957	48,770,523
Less				
Operating costs	5,471,589	3,769,126	13,777,525	8,787,173
General and administrative	974,640	494,634	2,949,347	1,595,571
Management fees	550,960	385,706	1,321,631	1,193,417
Debt service charges	1,015,519	880,198	1,979,930	2,027,268
Abandonment fund contribution	185,000	75,000	405,000	250,000
Capital and other taxes	583,836	305,523	1,467,798	698,886
Capital expenditures	5,759,797	4,401,599	13,395,549	9,586,293
Drawdown on credit facilities	(5,759,797)	(4,401,599)	(13,395,549)	(9,586,293)
	8,781,544	5,910,187	21,901,231	14,552,315
Income subject to the Royalty	15,335,358	11,278,194	37,512,726	34,218,208
99% of income subject to the Royalty	15,182,004	11,165,412	37,137,599	33,876,026
Crown charges, net of the Alberta Royalty Tax Credit	(3,108,036)	(1,951,565)	(7,962,652)	(5,579,361)
General and administrative costs of the Trust	(51,557)	(148,045)	(138,093)	(426,245)
	12,022,411	9,065,802	29,036,854	27,870,420
Repayment of capital (working capital reserve)	(2,001,730)	2,536,694	(1,516,163)	(869,297)
Cash distributed and available to be distributed	10,020,681	11,602,496	27,520,691	28,739,717
Cash distributed to date	6,680,371	7,976,526	24,180,381	25,113,747
Cash distribution payable	$ 3,340,310	$ 3,625,970	$ 3,340,310	$ 3,625,970
Actual cash distribution declared per unit	$ 0.45	$ 0.80	$ 1.35	$ 2.43
Opening accumulated cash distributions	$ 90,383,708	$ 52,710,067	$ 72,883,698	$ 35,572,846
Distribution declared and paid	6,680,371	7,976,526	24,180,381	25,113,747
Distribution declared and payable	3,340,310	3,625,970	3,340,310	3,625,970
Closing accumulated cash distributions	$ 100,404,389	$ 64,312,563	$ 100,404,389	$ 64,312,563

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002 (unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2001.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, APF adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for stock-based compensation which apply to rights granted on or after January 1, 2002. APF has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the date of the grant, no compensation cost has been provided in the statement of operations.

The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of oil and natural gas properties. Therefore it is not possible to determine a fair value for the rights granted under the plan.

3. KINWEST ACQUISITION

Effective May 30, 2002, APF Energy acquired all of the issued and outstanding shares of two private corporations, Kinwest Energy Inc. ("Kinwest") and Kinwest's joint venture partner (collectively the "Kinwest Acquisition"). The transaction has been accounted for using the asset purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Net assets acquired:	
Cash	$(3,045,701)
Working capital	1,641,226
Property, plant and equipment	82,952,180
Debt assumed	(7,100,000)
Site restoration liability	(673,102)
Future income taxes	(25,096,188)
Total net assets acquired	$48,678,415
Financed by:	
Cash	13,042,044
Trust units issued	34,362,927
Acquisition cost - due to related party	838,642
Acquisition costs	434,802
Total	$48,678,415

4. BANK INDEBTEDNESS

In accordance with the CICA Abstract on loans secured by demand notes that cannot be converted to a term loan, the entire amount outstanding on APF's demand credit facility has been classified as a current liability on the balance sheet. This classification is being adopted to adhere to the CICA Abstract and is not indicative of a change in the operations or financial status of APF. There are currently no scheduled debt repayments during the next twelve months.

The borrowing base for the credit facility is $100 million.

The bank indebtedness is secured by a $175 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of APF and an assignment of book debts and material gas contracts.

5. FINANCIAL INSTRUMENTS

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financial counterparties. The following contracts were outstanding as at September 30, 2002. The estimated market value at September 30, 2002, had the contracts been settled at that time, would have resulted in a reduction of revenues otherwise to be received of $3.0 million.

Year	Term	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
2002	Oct. to Dec.	Crude oil	Swap	2,337 bbls	US$25.32
2002	Oct. to Dec.	Crude oil	Collar	600 bbls	US$24.00 to US$25.88
2002	Oct. to Dec.	Natural gas	Costless collar	2,100 mcf	C$4.20 to $7.06
2003	Jan. to March	Crude oil	Swap	333 bbls	US$25.50
2003	Jan. to March	Crude oil	Costless collar	1,700 bbls	US$24.82 to US$27.85
2003	Jan. to March	Natural gas	Costless collar	2,100 mcf	C$4.20 to $8.22
2003	April to June	Crude oil	Swap	333 bbls	US$27.00

6. UNITHOLDERS' EQUITY

	September 30, 2002		December 31, 2001	
Trust Units	Number of Units	$	Number of Units	$
Balance - Beginning of period	15,583,880	141,068,870	7,139,357	57,704,112
Issued to acquire Alliance	–	–	901,599	9,061,070
Issued for Kinwest Acquisition	3,385,510	34,362,927	–	–
Issued for cash	3,250,000	31,687,500	7,430,500	78,394,000
Cost of units issued	–	(1,894,344)	–	(5,080,804)
Issued on exercise of options	49,344	443,742	112,424	990,492
	22,268,734	205,668,695	15,583,880	141,068,870

The per unit calculations for the three month period ended September 30, 2002 were based on weighted average trust units outstanding of 22,267,684 (September 30, 2001 – 14,503,022). In computing diluted net income per unit, 49,968 units were added to the weighted average number of units outstanding during the period ended September 30, 2002 (September 30, 2001 – 54,642) for the dilutive effect of employee options to acquire trust units. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

During the three month period ended September 30, 2002, no options were granted to employees to purchase trust units. At September 30, 2002, there were 253,362 trust unit options outstanding, of which 81,488 were exercisable.

	September 30, 2002		December 31, 2001	
Trust Unit Options	Number of Options	Weighted Average Price	Number of Options	Weighted Average Price
Balance - Beginning of period	330,540	9.32	221,407	$ 8.38
Granted	–	–	276,723	9.94
Exercised	(49,344)	8.98	(112,423)	8.81
Cancelled	(27,834)	11.14	(55,167)	9.61
Balance - End of period	253,362	9.19	330,540	9.32
Exercisable - End of period	81,488	8.88	5,704	8.17

During the three month period ended September 30, 2002, there were no trust unit rights granted to employees. At September 30, 2002, there were 375,433 trust unit rights outstanding, none of which were exercisable.

	September 30, 2002	
Trust Unit Rights	Number of Rights	Weighted Average Price
Balance - Beginning of period	–	$ –
Granted	384,833	9.77
Cancelled	(9,400)	9.73
Balance - before price reduction	375,433	$ 9.77
Reduction of exercise price	–	(0.37)
Balance - End of period	375,433	$ 9.40

7. SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Cash payments related to certain items				
Interest	$ 1,031,605	$ 1,341,110	$ 1,864,030	$ 2,336,172
Distributions to minority interests	92,624	94,609	178,775	221,482
Distributions to unitholders	10,020,431	12,327,290	26,517,963	26,684,406
Capital taxes	606,590	305,523	1,251,698	698,886
Non-Cash Transactions				
Issue of units for Alliance Energy Inc	–	–	–	9,061,070
Issue of units for Kinwest Acquisition	–	–	34,362,927	–
Future taxes	–	–	21,399,789	27,650,852
	–	–	55,762,716	36,711,922
Property, plant and equipment	–	–	(55,762,716)	(36,711,922)

8. SUBSEQUENT EVENTS

Internalization of Management

On October 31, 2002, APF announced the planned elimination, effective January 1, 2003, of its external management structure and all related management, acquisition and disposition fees, as well as the right to the 1% retained royalty. The transaction is subject to, among other things, Unitholder and regulatory approval. The transaction will result in the elimination of the current 3.5% management fee on net production revenue, the 1.5% acquisition and disposition fees and the 1% retained royalty.

The internalization transaction will be achieved by the purchase of all of the outstanding shares of APF Energy Management Inc. (the 'manager') by APF for a total consideration of $9.25 million, payable 25% in cash and 75% in Trust Units. The Trust Units will be issued at $10.482 per Trust Unit, resulting in the issuance of 661,850 Trust Units.

The consideration payable through the issue of Trust Units will be partially subject to escrow restrictions. In the case of Mr. Martin Hislop, Chief Executive Officer, 100% of the 150,526 Trust Units to be issued will be subject to escrow for three years, released as to one third on each anniversary date of the transaction. In the case of Mr. Steven Cloutier, President and Chief Operating Officer, 80% of the 125,590 Trust Units to be issued will be subject to escrow for 4 years, released as to one quarter on each anniversary of the closing date of the transactions. The remaining Trust Units to be issued to non-management shareholders of the Manager will not be subject to escrow restrictions. As part of the transaction, the Manager has agreed to pay $1.345 million of retention bonuses to officers and employees of the Manager, other than the Chief Executive Officer and the President. Of this amount, $782,483 will be paid in cash while the balance, payable to the three other officers of the Manager, will be satisfied by the issuance of 53,665 Trust Units. These Trust Units will be subject to the same escrow restrictions as those Trust Units being issued to the president. The existing management team will remain in place with no change in responsibilities or title.

Acquisition of Paddle River Property

On November 7, 2002, APF announced that it had entered into an agreement to purchase natural gas producing properties in the Paddle River area of west central Alberta for $24.2 million. The effective date of the transaction is October 1, 2002, with closing scheduled for early December.

CORPORATE INFORMATION

HEAD OFFICE

2100, 144 – Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403) 294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
Internet: www.apfenergy.com
E-mail: invest@apfenergy.com

FIELD OFFICE

2100 King Street
Estevan, Saskatchewan S4A 2B4
Tel: (306) 634-0066
Fax: (306) 634-0077

DIRECTORS AND OFFICERS OF APF ENERGY INC.

Donald Engle, Independent Director and Chairman of the Board[1][2][3]

William Dickson, Independent Director[1][3]

Daniel Mercier, Independent Director[2]

Martin Hislop, Director[1]

Chief Executive Officer

Steven Cloutier, Director[2]

President and Chief Operating Officer

Alan MacDonald

Vice President, Finance

Bonnie Nicol

Vice President, Operations

Ken Pretty

Vice President, Corporate Development and Land

[1] *Member of Audit Committee*
[2] *Member of Compensation Committee*
[3] *Member of Reserves Committee*

ABBREVIATIONS

bbls – barrels
bbl/d – barrels per day
mcf – thousand cubic feet
mcf/d – thousand cubic feet per day
boe – barrel of oil equivalent (6mcf =1 boe)
boe/d – barrels of oil equivalent per day
NGL – natural gas liquids
IPO – Initial Public Offering

LEGAL COUNSEL

Parlee McLaws
Calgary, Alberta

BANK

National Bank of Canada
Calgary, Alberta

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

TRUSTEE, REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: AY.UN

APF ENERGY TRUST is an open-ended royalty trust created in December 1996 to provide unitholders with **stable** distributions based on cash flow generated from **high quality** oil and gas properties located in Western Canada.

Through **strong acquisitions** and **effective optimization** initiatives, APF has increased production by **450%**, from 1,707 boe/d in the fourth quarter of 1996 to 9,395 boe/d in the latest quarter. Since completing its **IPO at $10** per unit, the Trust has generated **cumulative distributions of $11.65** per unit, rewarding unitholders with a 6-year compound annual **rate of return of 20%**.

APF ENERGY TRUST

NEWS RELEASE
TSX: AY.UN

APF ENERGY AGREES TO ACQUIRE CENTRAL ALBERTA GAS PROPERTY

November 7, 2002

APF Energy Inc. ("APF"), the operating affiliate of APF Energy Trust, announces that it has entered into an agreement to acquire natural gas assets in the Paddle River area of central Alberta for $24.2 million.

The Paddle River assets include land and production from Townships 56-63, Ranges 5-14W5M. The greater area, easily accessible and near major oil and gas infrastructure, includes the Anselmo, Greencourt, Whitecourt, Corbett and Carson Creek areas. The average working interest in these assets is 60%, with rights principally to the base of the Pekisko formation.

Key attributes of the acquisition are as follows:

- Current net working interest production of approximately 1,000 boe per day, comprised of 4,800 mcf of gas, 195 bbl of NGL and 5 bbl of crude oil.

- Long-life reserves which are neutral to APF's current corporate reserve life index of approximately 9 years.

- Attractive acquisition cost of $23,230 per flowing boe, based on the net adjusted purchase price.

- Growth potential/upside
    - Improved compression will allow additional behind-pipe reserves to be brought on stream.
    - Multizone drilling potential in the Edmonton, Belly River, Viking, Basal Quartz/Ellerslie, Nordegg and Pekisko formations.
    - Approximately 33,000 net acres of undeveloped land.

- Ownership of associated facilities and infrastructure.

- Low operating costs.

- Proximity to APF's existing production at Sakwatamau (Townships 62-63, Ranges 13-15W5M)

"We are very pleased to be adding these Paddle River assets to our Central Alberta portfolio", commented APF President & Chief Operating Officer Steve Cloutier. "Since establishing a platform in the area at the end of 2000, we have been looking to expand our operations in this part of the basin".

APF has been increasing its presence in the gas-prone Central Alberta area over the past two years, commencing in late 2000 with the acquisition of assets at Redwater, a property where APF has demonstrated an ability to identify and execute optimization and development initiatives at very cost effective rates. During 2002, APF estimates that it will have added production and reserves at Redwater at an average rate of $3,750 per flowing boe and $4.05 per boe in the ground. The Redwater transaction was followed in 2001 by the purchase of Sakwatamau, which lies just to the Northwest of Paddle River. Both properties have high, operated working interests.

"This acquisition is an excellent complement to APF's production base" added Mr. Cloutier. "With our shallow gas in Southeast Alberta and our strong light oil presence in Southeast Saskatchewan, these additional gas interests in Central Alberta will continue to contribute strong cash flow and enable us to maintain our position as one of the best performing oil and gas trusts".

The effective date of the transaction is October 1, 2002 and closing is scheduled to occur on or about December 13, 2002, following the expiry or any exercise of rights of first refusal. Funding for the acquisition will come from APF's existing lines of credit. As a result of APF's recently announced management internalization transaction, APF Energy Management Inc. has agreed to waive the acquisition fee to which it would otherwise be entitled, provided the internalization transaction closes as scheduled.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST ANNOUNCES $0.15 MONTHLY DISTRIBUTION

November 20, 2002

APF Energy Trust announces that its next monthly distribution will be $0.15 per trust unit. Payment will be made on December 15, 2002, to unitholders of record on November 30, 2002. The ex-distribution date is November 27, 2002.

With this payment, APF will have distributed $1.80 per trust unit during 2002, providing unitholders with a cash yield of 18% based on a recent unit price of $10.00. Since completing its IPO at $10.00 per trust unit in December of 1996, APF has declared cumulative distributions of $11.65 per trust unit, rewarding unitholders with a compound annual rate of return of approximately 20%.

APF Energy Trust is a conventional oil and gas royalty trust with production in Western Canada.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST TO ACQUIRE HAWK OIL INC.

December 9, 2002 - APF Energy Trust ("APF") today announced that it has entered into an agreement to acquire the shares of Hawk Oil Inc. ("Hawk") for total consideration of approximately $46.1 million consisting of trust units of APF, cash and assumption of debt. It is expected that the transaction will close in early February, 2003.

Transaction Summary

The acquisition has the following attributes:

- Daily production of approximately 2,700 boe, consisting of 9.9 mmcf/d of gas (61%) and 1,174 of oil (39%).
- An average 98% working interest in a focussed group of properties, including gas assets at APF's new core area of Paddle River in Central Alberta.
- Attractive transaction metrics of $17,067 per flowing boe and $6.52 per boe in the ground.
- An established reserve life index of 7.1 years.
- Approximately 32,000 net undeveloped acres of land and an extensive proprietary seismic database.
- 81% of the established reserves are "proven".
- It is accretive to cash flow, reserves per unit, production per unit and net asset value per unit.

Detailed Information

APF has agreed to purchase the shares of Hawk, a public corporation trading on the Toronto Stock Exchange, for $4.80 per share plus the assumption of $9.3 million of debt at December 1, 2002. With 7,662,417 shares outstanding, and assuming an election for maximum cash of up to 25% of the purchase price, APF will issue 2,919,016 trust units (the "APF Units") at $9.45 per APF Unit. It is anticipated that the 788,900 options to acquire Hawk shares will be cancelled for cash prior to closing. The transaction will have an approximate aggregate value of $46.1 million.

Griffiths McBurney and Partners has acted as financial advisor to Hawk and has provided a verbal opinion that the consideration offered is fair, from a financial point of view, to Hawk's shareholders.

Hawk's oil and gas assets were evaluated by Gilbert Laustsen Jung Associates Ltd. in a report dated effective October 1, 2002 (the "GLJ Report"), a summary of which is set out below:

	Proved Producing	Total Proved	Proved + Probable	Proved + 1/2 Probable
Oil (mbbl)	1.61	3.75	5.61	4.68
Gas (bcf)	7.87	11.72	16.92	14.32
Total (mmboe)	2.92	5.70	8.43	7.06

Note: Numbers may not add due to rounding

GLJ is also APF's independent petroleum consultants.

The assets to be acquired by APF include natural gas interests at Paddle River, Vermillion and Holmberg, and heavy oil in the Lloydminster and Epping areas. The acquisition will increase APF's total daily production to approximately 12,900 boe, following closing of APF's other recently announced acquisition of gas assets in Paddle River, which should be completed on December 13, 2002.

The boards of directors of APF and Hawk have approved the transaction, and the board of directors of Hawk has resolved unanimously to recommend to its shareholders that they accept the APF offer. The transaction will be completed by way of a takeover bid and APF anticipates mailing its circular to Hawk shareholders prior to the end of the year. Closing is subject to the tendering of at least 75% of the outstanding shares of Hawk, regulatory approval and other standard conditions. APF expects to take up and pay for the Hawk shares in early February, accordingly the first distribution to which the Hawk shareholders will be entitled will be the February distribution payable on March 15, 2003.

The officers and directors of Hawk, and their associated entities, have agreed to execute lock-up agreements representing at least 32% of the fully-diluted outstanding shares of Hawk under which they will agree to deposit and not withdraw their shares under the offer. The board of directors of Hawk has also agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Hawk. Under certain circumstances, Hawk has agreed to pay APF a non-completion fee of $1.5 million and APF has a right of first refusal in certain circumstances to match any unsolicited competing bid.

The cash portion of the transaction of up to $9.2 million will be funded by APF's available credit facility with a syndicate of banks led by National Bank of Canada ("National Bank"). Hawk also has its credit facility with National Bank, of which $9.3 million is currently drawn against a borrowing base of $23 million. Following the acquisition of the Paddle River assets and the completion of the Hawk transaction, and including all of the adjustments and transaction costs associated with both purchases, APF's combined debt will be approximately $98 million, before taking into account any capital expenditures in respect of current and anticipated development and optimization initiatives. Together with its own borrowing base, that of Hawk and the lending value of the Paddle River assets, APF's total debt capacity will be approximately $133 million.

As a result of APF's recently announced management internalization transaction, scheduled to be voted on by unitholders on December 18, 2002, APF Energy Management Inc. has agreed to waive the 1.5% acquisition fee to which it would otherwise be entitled, provided the

internalization transaction closes as scheduled in early January. APF Energy Management Inc. similarly waived its fee in respect of the Paddle River acquisition.

The purchase of Hawk will further enhance APF's exposure to natural gas. Going forward, APF's production will be split as to 42% gas and 58% oil, of which 9% will be heavy oil.

None of Hawk's production is hedged or subject to any long-term delivery contracts, so APF has maximum flexibility in dealing with this portfolio of new assets.

Not included in Hawk's production or reserve numbers is a 100% interest (50% after payout) in a gas well drilled recently by the company at Paddle River, which will be tied-in later this month. In addition, Hawk plans to drill three 100% oil wells in the South Epping area by year end. In aggregate, the combined APF-Hawk capital expenditure program for 2003 is expected to reach approximately $18.5 million.

APF Energy Trust is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of APF are traded on The Toronto Stock Exchange under the symbol "AY.UN".

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of APF offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information, please contact:

APF Energy Inc.
Steve Cloutier, President & COO
Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com

Hawk Oil Inc.
Steve Fitzmaurice, President & CEO
Telephone (403) 262-1131
E-mail: steve@hawkoil.com

82-5166

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

OF APF ENERGY TRUST

To be Held December 18, 2002

and

INFORMATION CIRCULAR

November 18, 2002

November 18, 2002

Dear Unitholder:

You are invited to attend a Special Meeting (the "Meeting") of the unitholders of APF Energy Trust ("APF" or the "Trust") on December 18, 2002, at 2:15 p.m. at the Sun Life Conference Centre, Mezzanine Level, 144 – 4th Avenue S.W., Calgary. The main item on the agenda is the approval of the internalization of management, which we announced on October 30, 2002.

As you may know, the business structure by which most of the royalty trusts were created is undergoing significant change. Earlier this year, many trusts, including APF, began to review the manner in which independent managers were compensated. As a result, four other royalty trusts have either completed or announced transactions whereby the trusts will purchase the shares of the private companies managing the businesses. The effect of these transactions is the elimination of management and acquisition fees on a go forward basis.

APF is now proposing to internalize its management in a transaction valued at $9.25 million. The price was arrived at through negotiation between the independent members of the board of APF Energy Inc. (who were advised by CIBC World Markets Inc.) and the Manager. All the employees of the Manager will become employees of APF Energy Inc., and all future fees will be eliminated.

Since creating the Trust in 1996, the APF team has worked hard at building an oil and gas business that would generate top quartile returns for our unitholders. As we write this letter, production is poised to break through the 10,000 barrel of oil equivalent ("boe") per day mark, up from 1,500 boe per day when we completed our initial public offering on December 17, 1996. Along the way, our unitholders have enjoyed an average annual compounded rate of return of approximately 21%, the second-best among all the oil and gas trusts over that time.

We believe that the APF internalization transaction is in the best interests of our unitholders and encourage you to vote in favour of the initiative.

The accompanying Information Circular provides a detailed description of the internalization transaction. **Please give this material your careful consideration, and, if you require assistance, consult your financial, income tax or other professional advisor.**

To be represented at the Meeting, you must either be a registered unitholder and attend the Meeting in person or complete and sign the enclosed Form of Proxy and forward it so that the Form of Proxy is received and deposited with Computershare Trust Company of Canada, Stock Transfer Department, 1500 University Street, Montreal, Quebec, H3A 3S8, not less than 24 hours prior to the Meeting.

Yours very truly,

S Cloutier

Steven Cloutier
On behalf of the Board of Directors
of APF Energy Inc.

APF ENERGY TRUST

NOTICE OF SPECIAL MEETING OF UNITHOLDERS
To be held December 18, 2002

TO: THE HOLDERS OF TRUST UNITS OF APF ENERGY TRUST

TAKE NOTICE that a Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of APF Energy Trust (the "Trust") will be held at the Sun Life Plaza Conference Centre, Mezzanine Level, 144 – 4 Avenue S.W., Calgary, Alberta, on Wednesday, the 18th day of December, 2002, at 2:15 p.m. (Calgary time) for the following purposes:

1. to consider and, if thought fit, approve a resolution in the form set forth in Schedule "A" (the "Internalization Resolution") of the accompanying Information Circular – Proxy Statement approving the acquisition of all of the issued shares of APF Energy Management Inc., the manager of the Trust, and related transactions (the "Internalization Transaction"), all as more particularly described in the Information Circular – Proxy Statement accompanying this Notice;

2. to consider and, if thought fit, approve a resolution in the form set forth in Schedule "C" (the "Borrowing Resolution") of the accompanying Information Circular – Proxy Statement approving an amendment to the Trust Indenture to specifically allow the Trust to issue debt securities, convertible debt securities and to borrow money or incur other indebtedness from time to time, as more particularly described in the Information Circular – Proxy Statement accompanying this Notice; and

3. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on November 18, 2002 (the "Record Date"). At the Meeting, Unitholders of record included in the list of Unitholders prepared as at the Record Date will be entitled to vote those Trust Units. No Unitholder who became a Unitholder after the Record Date will be entitled to vote at the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to Computershare Trust Company of Canada at 1500 University Street, Montreal, Quebec, H3A 3S8. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 18th day of November, 2002.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA
By APF ENERGY MANAGEMENT INC.

Signed "Steven G. Cloutier"
Steven G. Cloutier
President and Chief Operating Officer

TABLE OF CONTENTS

GLOSSARY OF TERMS

In this Information Circular-Proxy Statement, the following terms shall have the meanings set forth below:

"Acquisitionco" means 1014621 Alberta Ltd., a corporation formed under the laws of the Province of Alberta that is wholly-owned by the Trust;

"Acquisition Management Agreement" means the management agreement between the Manager and Geoffrey Paskuski, as trustee of APF Acquisition Trust dated May 30, 2002, pursuant to which the Manager agreed to provide administrative and support services to APF Acquisition Trust;

"Acquisition Royalty Agreement" means the royalty agreement dated May 30, 2002 between the General Partner on behalf of APF Energy Limited Partnership and the Trust;

"affiliate" and **"associate"** have the respective meanings ascribed thereto in the *Canada Business Corporations Act*, provided that for the purposes of such definition "person" shall include the Trust;

"Alliance" means Alliance Energy Inc., a corporation formed under the laws of the Province of Alberta, prior to its amalgamation with APF Energy on April 30, 2001;

"APF Energy" means APF Energy Inc.;

"APF Management Agreement" means the management agreement among the Manager, the Trust and APF Energy dated December 17, 1996, as amended and restated effective May 29, 1998, pursuant to which the Manager agreed to provide management services to APF Energy;

"APF Royalty Agreement" means the royalty agreement dated December 17, 1996, as amended and restated, between APF Energy and the Trust;

"Board of Directors" means the board of directors of APF Energy;

"change of control" means with respect to any of Martin Hislop, Steven Cloutier, Alan MacDonald, Bonnie Nicol or Ken Pretty (for the purposes of this definition, an "officer"):

(a) any change in the holding, direct or indirect, of Trust Units of the Trust as a result of which a person, or persons acting jointly or in concert within the meaning of the *Securities Act* (Alberta), holds 20% or more of the Trust Units outstanding at that time and as a result of the exercise of such holdings for such purpose the responsibilities or reporting requirements of the applicable officer are materially changed. "Material change" in reporting requirements as referred to above shall include, with respect to a change in the members of the board of directors of the employer of the officer, any change in 50% or more of those directors who, at the time immediately prior to such change in the holding of Trust Units, are not members of, or related to, management of the employer of the officer. Provided however, that nothing contained herein shall be construed or interpreted to apply to any matters or transactions relating to the acquisition of the shares of the Manager pursuant to the provisions of the Share Purchase Agreement or to any changes, amalgamation, merger, transfer, consolidation or change of control as between the Trust and any other of its affiliates or subsidiaries; or

(b) the Unitholders approving the sale, transfer or lease of all or substantially all of the assets of the Trust; provided however, that nothing contained herein shall be construed or interpreted to apply to any matters or transactions relating to the acquisition of the shares of the Manager

pursuant to the provisions of the Share Purchase Agreement or to any sale, transfer or lease of any or all of the assets of the Trust to any of its affiliates or subsidiaries;

"CIBC World Markets" means CIBC World Markets Inc.;

"Closing Date" means the date of closing of the purchase of the shares of the Manager and the other transactions contemplated by the Share Purchase Agreement, anticipated to be on or about January 3, 2003;

"Disinterested Unitholders" means all Unitholders of the Trust except: (i) those Unitholders who hold shares of the Manager either directly or indirectly; (ii) Martin Hislop, Steven Cloutier, the Specified Officers and the 35 key employees who are receiving a cash payment in connection with the Retention Bonuses; and (iii) any affiliate or associate of any such Unitholders referred to in (i) or (ii) above;

"Escrow Agreements" means the escrow agreements to be dated the Closing Date among certain of the shareholders of the Manager, the Specified Officers, Acquisitionco and an escrow agent for the escrow of an aggregate of 293,930 Trust Units;

"Executive Employment Agreements" means the agreements to be dated as of the Closing Date between the Manager and each of Martin Hislop, Steven Cloutier and each of the Specified Officers;

"Fairness Opinion" means the fairness opinion of CIBC World Markets in the form attached to this Information Circular – Proxy Statement as Schedule "B";

"General Partner" means 990009 Alberta Inc., a corporation formed under the laws of the Province of Alberta and wholly-owned by the Trust;

"Gowlings" means Gowling Lafleur Henderson LLP, independent legal counsel to the Special Committee;

"GP Management Agreement" means the management agreement among the Manager, the General Partner and Trust dated May 30, 2002, pursuant to which the Manager agreed to provide management services pertaining to the General Partner and the oil and gas properties owned by APF Energy Limited Partnership;

"Internalization Resolution" means the form of resolution approving the Internalization Transaction as such form is attached to this Information Circular – Proxy Statement as Schedule "A";

"Internalization Transaction" means the transactions encompassing the purchase of the shares of the Manager by Acquisitionco and the related transactions including those transactions provided for or in connection with the Escrow Agreements, the Retention Bonuses, the Executive Employment Agreements, the waiver by the Manager of its rights under the Shareholder Agreement and other transactions and matters contemplated to occur under the Share Purchase Agreement;

"Kinwest" means Kinwest Resources Inc., a corporation formed under the laws of the Province of Alberta, prior to its amalgamation with APF Energy on May 30, 2002;

"Management Agreements" means, collectively, the APF Management Agreement, the Trust Management Agreement, the GP Management Agreement and the Acquisition Management Agreement;

"Manager" means APF Energy Management Inc.;

"Meeting" means the special meeting of the Unitholders described herein, to be held for the purpose of, among other things, considering and, if thought fit, passing the Internalization Resolution;

"Retention Bonuses" means bonuses in the aggregate amount of $1.345 million to be declared by the board of directors of the Manager and paid out of the general funds of the Manager on or prior to the Closing Date to the Specified Officers and 35 key employees;

"Royalty" means collectively the entitlement of the Trust to 99% of production revenues from oil and gas properties of APF Energy and 99% of production revenues from oil and gas properties of APF Energy Limited Partnership, less deductions on account of production costs, debt service charges, management fees and general and administrative costs;

"Sellco" means 987687 Alberta Ltd., a corporation formed under the laws of the Province of Alberta, prior to its amalgamation with APF Energy on May 30, 2002;

"Sellco Properties" means the oil and gas properties acquired by APF Energy on May 30, 2002 on the acquisition of all of the shares of Sellco, a joint venture partner of Kinwest;

"Share Purchase Agreement" means the share purchase agreement dated October 29, 2002 among the Trust, Acquisitionco, the Manager and the shareholders of the Manager;

"Shareholders Agreement" means the agreement dated December 17, 1996 among APF Energy, the Manager and the Trustee for and on behalf of the Trust, pursuant to which the Unitholders are entitled to elect a majority of the Board of Directors, among other things;

"Southeast Saskatchewan Properties" means the oil and gas properties acquired by Alliance Energy Inc. (now APF Energy, by amalgamation) on April 30, 2001 in the Queensdale, Tatagwa, Ingoldsby, Carlyle, Star Valley, Lost Horse Hills, Macoun, Sherwood, Skinner Lake and Innes areas of Saskatchewan;

"Special Committee" means the committee of the Board of Directors, comprised of the directors who are independent of the Manager, namely William Dickson, Donald Engle and Daniel Mercier;

"Special Resolution" means a resolution passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the Meeting and voted on a poll upon such resolution;

"Specified Officers" means, collectively, Bonnie Nicol, Vice-President Operations of the Manager, Ken Pretty, Vice-President Corporate Development and Land of the Manager and Alan MacDonald, Vice-President Finance of the Manager;

"Trust" means APF Energy Trust;

"Trust Indenture" means the trust indenture, as amended and restated as of October 15, 2002, between the Trustee and APF Energy;

"Trust Management Agreement" means the management agreement among the Manager, the Trust and APF Energy dated December 17, 1996, pursuant to which the Manager agreed to provide administrative and support services pertaining to the Trust, the Royalty and the Trust Units;

"Trust Units" means the units of the Trust, each unit representing an equal undivided beneficial interest therein;

"Trustee" means Computershare Trust Company of Canada, in its capacity as the trustee of the Trust;

"TSX" means the Toronto Stock Exchange; and

"Unitholders" means holders of Trust Units of the Trust.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Information Circular under the headings "Background to the Internalization Transaction," "Purpose and Benefits of the Internalization Transaction and Recommendation of the Board of Directors of APF Energy Inc." and "Effect of the Internalization Transaction upon Unitholders," in addition to certain statements contained elsewhere or incorporated by reference in this document, are "forward-looking statements", are prospective in nature and are indicated by words such as "will", "expects", "anticipates" and such words' various derivations. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed in, or implied by, such forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits the Trust will derive therefrom. Certain of these risks and other factors are described in more detail in the Trust's Annual Information Form dated May 17, 2002, filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference herein, as well as in Appendix I to this Information Circular, both of which form an integral part of this Information Circular.

APF ENERGY TRUST

Information Circular - Proxy Statement

for the Special Meeting of Unitholders
to be held on December 18, 2002

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by APF Energy Management Inc. (the "Manager"), the manager of APF Energy Trust (the "Trust") on behalf of the Trust for use at the Special Meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust to be held on the 18th day of December, 2002, at 2:15 p.m. (Calgary time) at the Sun Life Plaza Conference Centre, Mezzanine Level, 144 – 4 Avenue, SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Special Meeting. Instruments of Proxy must be received by Computershare Trust Company of Canada at 1500 University Street, Montreal, Quebec, H3A 3S8, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on November 18, 2002 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units owned by them and included in the list of Unitholders entitled to vote at the Meeting prepared as of the Record Date even though the Unitholder has since disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors of APF Energy Inc. ("APF Energy") who are independent of the Manager. Each Unitholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the offices of Computershare Trust Company of Canada at the address set out above or at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made by the Manager on behalf of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Special Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may also be solicited by newspaper publication, in person or by telephone, telecopy or oral communication by directors, officers or employees of

the Manager who will not be specifically remunerated therefor. Except as otherwise disclosed herein, all costs of the solicitation will be borne by the Trust. The services of a managing solicitor dealer to form and manage a soliciting dealer group or a solicitation agent may be retained on behalf of the Trust to solicit proxies from securityholders in Canada and the United States for the Meeting. If retained, the Trust will pay the fees for any services as well as reimburse the specified expenses in connection therewith.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of the listed proxy nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon, including the Internalization Resolution. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust is authorized to issue 500,000,000 Trust Units and Special Voting Units. As of the date hereof, 22,269,567 Trust Units and no Special Voting Units were issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit, in respect of which he is the registered holder. At the Meeting, all votes on special resolutions shall be conducted by a poll.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of the Trust Unit, but if more than one of them shall be present at such Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee, the directors and senior officers of the Manager and the directors and senior officers of APF Energy, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the Manager, all directors and officers of the Manager and all directors and officers of APF Energy and their associates as a group is 319,988 (1.4%) of the outstanding Trust Units. In addition, the directors, officers and employees of APF Energy and the Manager hold options and rights entitling them as a group to acquire an additional 605,854 Trust Units of the Trust.

VOTING OF TRUST UNITS - ADVICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to in this Information Circular as "Beneficial Holders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will more likely be

registered under the name of the broker or an agent of a broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co., (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting Trust Units for their clients. The Trustee of the Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held. Therefore, Beneficial Holders cannot be recognized at the Meeting for purposes of voting the Trust Units in person or by way of proxy, except as set out below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that the Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically provides a special proxy form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Holder receiving a special proxy from IICC cannot use that proxy to vote Trust Units directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Trust Units voted.

IF YOU ARE A BENEFICIAL UNITHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate at least 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half an hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than twenty-one (21) nor more than sixty (60) days later and to such place and time as may be appointed by the Chairman of the Meeting and notice is to be given at least 10 days prior to the date of the adjourned meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

The specific resolutions that Unitholders will be asked to approve at the Meeting include resolutions to amend the Trust Indenture and resolutions that would approve the Internalization Transaction, including amendments to the Trust Indenture and certain of the Trust's and APF Energy's material agreements as a consequence of the internalization of the Manager.

The Internalization Resolution requires the approval of Unitholders by Special Resolution and by more than 50% of the votes cast in respect of that resolution by or on behalf of Disinterested Unitholders, present in person or represented by proxy at the Meeting.

INFORMATION CONCERNING THE TRUST AND DOCUMENTS INCORPORATED BY REFERENCE

Information concerning the Trust and developments since the filing of its Annual Information Form dated May 17, 2002, have been included in Appendix I to this Information Circular.

In addition, the following documents, filed with the various provincial securities commissions or similar regulatory authorities in Canada, are specifically incorporated into and form an integral part of this Information Circular:

(a) the Annual Information Form of the Trust dated May 17, 2002, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2001 incorporated therein;

(b) the prospectus of the Trust dated June 21, 2001, as it relates to the acquisition of Alliance and the Southeast Saskatchewan Properties, as to only those portions thereof which appear under the headings "Financial Statements - Audited Operating Statements for Saskatchewan Properties" and "Financial Statements - Operating Statements (Unaudited) for Saskatchewan Properties";

(c) the Information Circular of the Trust dated April 18, 2002 relating to the annual general and special meeting of Unitholders of the Trust held on June 3, 2002, excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the circular (which portions shall be deemed not to have been incorporated by reference herein);

(d) the unaudited interim consolidated financial statements of the Trust for the three months and six months ended June 30, 2002 and 2001 contained in the second quarter interim report for 2002 (these statements were prepared using the same generally accepted accounting policies as the December 31, 2001 audited financial statements and should be read in conjunction with the December 31, 2001 financial statements);

(e) management's discussion and analysis for the six months ended June 30, 2002 contained in the second quarter interim report for 2002;

(f) the audited consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2001 and 2000, together with the report of the auditors of the Trust thereon contained in the Trust's 2001 Annual Report;

(g) the audited comparative consolidated financial statements of Alliance for each of the years ended November 30, 2000, 1999 and 1998, together with the report of the auditors of Alliance thereon;

(h) the unaudited comparative consolidated financial statements of Alliance for the three months ended February 28, 2001 and 2000;

(i) the material change report of the Trust dated June 7, 2002 with respect to the acquisition of a private corporation which owned the Sellco Properties and all of the shares of Kinwest;

(j) the material change report of the Trust dated April 24, 2002 with respect to the execution of agreements providing for the acquisition of the Sellco Properties and all of the shares of Kinwest;

(k) the material change report of the Trust dated February 13, 2002 with respect to the closing of a new offering of 3,250,000 Trust Units; and

(l) the material change report of the Trust dated January 28, 2002 with respect to the filing of a preliminary prospectus for an offering of Trust Units.

Any material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the date of the Meeting shall be deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy, at 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4 (Telephone: (403) 294-1000). For the purpose of the Province of Quebec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy at the above-mentioned address and telephone number.

MATTERS TO BE ACTED UPON AT MEETING

1. Internalization Transaction

Background to the Internalization Transaction

The issue of the compensation paid to the managers of oil and gas royalty and income trusts has become a focus of discussion among investors and others close to the industry. Specifically, the focus has been directed at the manner in which the compensation is calculated and, to an extent, the actual quantum of the fees.

The APF Management Agreement and the Trust Management Agreement expire on December 17, 2004, subject to automatic renewal for successive three-year terms unless the Manager is given 12 months' written notice of termination or unless the Trustee is given 6 months' written notice of termination by the Manager prior to the end of a term. Under the APF Management Agreement there is a fee for early termination without cause payable to the Manager in an amount equal to 1.5% of the asset value of the properties held by APF Energy at the time of termination. The Acquisition Management Agreement and the GP Management Agreement expire May 30, 2007 and are subject to automatic renewal for additional three-year terms, unless 12 months' written notice of termination is given by the General Partner or 6 months' written notice in the case of termination by the Manager. Under the GP Management Agreement there is a fee for early termination without cause payable to the Manager in an amount equal to 1.5% of the asset value of the properties held by APF Energy Limited Partnership at the time of termination. See "Trust Management Agreement", "APF Management Agreement", "Acquisition Management Agreement", "GP Management Agreement", "Other Terms of the Management Agreements" and "The Manager" for a brief summary of the terms of the Management Agreements and a description of the directors and officers of the Manager.

The Trust and a number of other oil and gas royalty trusts were created in 1996 with the same general structure - a corporate manager owned by parties other than the royalty trust contracted, through management agreements, to manage the oil and gas assets in return for a management fee paid on the basis of a percentage of cash flow and structuring fees paid on a percentage of the value of acquisitions and divestitures. Subsequently, different compensation mechanisms were introduced by more recent entrants into the oil and gas royalty trust sector as well as traditional oil and gas exploration and production companies that were being converted into royalty trusts and income funds. Having regard to the evolution of the issue of management

compensation, the Board of Directors, a majority of which is elected by Unitholders, resolved in March of 2002 to review the way in which the Manager was being compensated. The Board of Directors and management became aware of increasing interest within the investment community for altering management contracts in the royalty trust sector to eliminate payment of management and transaction fees and to better align the interests of management and Unitholders. Since the initial investigation into these issues by management and APF Energy, three royalty trusts have undergone management internalization transactions and one other has announced an intention to do so.

The Special Committee consisting of independent directors of APF Energy, chaired by Mr. Donald Engle, and including Mr. Daniel Mercier and Mr. William Dickson, was formed on July 18, 2002 to review the terms of the continued engagement of the Manager by the Trust and APF Energy. The Board of Directors directed the Special Committee to:

(a) consider various alternatives with respect to the Manager's continued engagement, including retaining the current structure, creating a new structure, internalizing management, or terminating the Manager;

(b) review and consider whether any proposed transaction by the Trust would be fair to, and in the best interests of, the Unitholders, having regard to any factors which may be considered relevant by the Special Committee;

(c) review and negotiate the terms of any proposed transaction and any agreements necessary to give effect thereto;

(d) retain independent legal counsel, financial and other advisors as may be appropriate; and

(e) determine whether or not to make a recommendation to the Board of Directors with respect to any proposed transaction.

Pursuant to an agreement made effective July 18, 2002, the Trust delegated authority to the Board of Directors to permit the Special Committee to carry out its mandate.

The Special Committee retained Gowlings, as independent legal counsel, to provide legal advice in connection with the Special Committee's mandate and to review and assist in the negotiation of a proposed transaction with the Manager. The Special Committee also engaged CIBC World Markets to provide financial advisory services in connection with the Special Committee's review of the management alternatives and to assist the Special Committee in the performance of its mandate and to provide an opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration payable under a proposed transaction. See "Fairness Opinion".

During the period from its appointment on July 18, 2002 to October 30, 2002 (the day the Share Purchase Agreement was signed) the Special Committee met formally (either in person or by telephone conference) on 22 occasions, and also had a number of other meetings or telephone conversations with representatives of CIBC World Markets, Gowlings, and members of management of APF Energy. In addition, Mr. Engle, as Chairman of the Special Committee, met or communicated with CIBC World Markets and Gowlings on an almost daily basis following the retainer of these advisors and with them had a number of telephone conferences and meetings with the Manager.

During its deliberations, the Special Committee was provided with and reviewed substantial material relating to the financial performance of the Manager and APF Energy and assessed all other factors and issues it considered relevant or proper to enable it to fulfill its mandate. The Special Committee generally reviewed the status of the Management Agreements and the fees payable thereunder, together with the termination mechanism applicable to each such agreement, the financial analysis and other materials prepared by CIBC World Markets and a proposal dated September 3, 2002 submitted to the Special Committee by the Manager

for an internalization of management pursuant to a share purchase transaction. Gowlings provided a written memorandum to the Special Committee addressing the legal duties and responsibilities of the members of the Special Committee in discharging their mandate under Canadian law and discussed the memorandum with the members of the Special Committee. The Special Committee did not consider the identification or recruitment of an alternative manager and CIBC World Markets was not asked to assess this alternative. In particular, the Special Committee:

(a) identified a number of issues for consideration by and discussion with CIBC World Markets and Gowlings, including an analysis of the owners of shares of the Manager and their role in the day-to-day operation of the Manager and the issue of the retention of the senior managers of the Manager who are not shareholders of the Manager and compensation payable to such senior managers as part of any internalization transaction;

(b) reviewed the scope of review and the results of the due diligence investigations and information gathering process conducted by CIBC World Markets and Gowlings, including an analysis of the assets and liabilities of the Manager, with emphasis on assets to be excluded from any share purchase transaction and liabilities associated with the ownership by the Manager of oil and gas operations and activities outside the Management Agreements;

(c) discussed with CIBC World Markets the development, current business plan and future prospects of the business of APF Energy and the Trust and the comparative assessment thereof with other royalty trusts in the marketplace;

(d) received updates as to the trading multiples for comparable royalty trusts and with respect to market conditions generally;

(e) considered a comparison of recent oil and gas trust internalization transactions and the compensation paid under those transactions given the contracts applicable thereto; and

(f) encouraged discussions between CIBC World Markets and management of the Manager to ensure that management provided all relevant information and views so that CIBC World Markets could take them into account.

During its deliberation of the management alternatives, the Special Committee reviewed, considered and discussed with its legal and financial advisors the terms of the Internalization Transaction. The form of the Share Purchase Agreement, as well as the proposed terms and conditions of the other material agreements relating to the Internalization Transaction, were commented on by both CIBC World Markets and Gowlings and were negotiated with the shareholders of the Manager and with their legal counsel. The Special Committee met on October 28, 2002 and received a report from CIBC World Markets of the results of its analysis of the Internalization Transaction and received a verbal opinion of CIBC World Markets that the consideration payable by the Trust to the shareholders of the Manager pursuant to the Internalization Transaction is fair, from a financial point of view, to the Trust.

Following its extensive review, investigations and deliberations and having regard to the verbal fairness opinion received from CIBC World Markets and the advice of the legal and financial advisors to the Special Committee, on October 30, 2002, the Special Committee determined unanimously: (i) that the Internalization Transaction is in the best interests of APF Energy, the Trust and the Unitholders; (ii) to recommend to the Board of Directors that APF Energy and the Trust proceed with the Internalization Transaction, including the execution of the Share Purchase Agreement and the preparation and delivery to Unitholders of an information circular regarding a meeting of Unitholders to approve the Internalization Transaction; and (iii) to recommend that the Board of Directors take all steps necessary at this time to implement the Internalization Transaction.

In reaching its recommendation, the Special Committee considered the following factors, including others, in support of its recommendation:

(a) the terms of the Internalization Transaction, including the elimination of future management and structuring fees currently payable to the Manager, the continued engagement of the senior managers, their alignment through ownership of Trust Units with the interests of the Unitholders, and the accretion to net asset value per Trust Unit of the Trust and projected 2003 distributions per Trust Unit;

(b) the escrow of certain of the Trust Units by certain of the shareholders of the Manager to support the representations and warranties and covenants and indemnities in favour of the purchaser under the Share Purchase Agreement and in the case of the individual shareholders of the Manager who are subject to the escrow, their continued employment;

(c) the knowledge and views of the Special Committee as to the business, operations, properties, financial condition and prospects of APF Energy and the Trust;

(d) the belief of the Special Committee that the Internalization Transaction compares favourably with other recent management internalization transactions for royalty trusts in the marketplace; and

(e) the opinion provided by CIBC World Markets that the consideration payable by the Trust to the shareholders of the Manager pursuant to the Internalization Transaction is fair, from a financial point of view, to the Trust.

Effective October 29, the Board of Directors resolved, with Martin Hislop and Steve Cloutier abstaining from voting based on their conflict of interest, that the Share Purchase Agreement be executed and delivered.

Purpose and Benefits of the Internalization Transaction and Recommendation of the Board of Directors of APF Energy Inc.

The Board of Directors on behalf of the Trust, based upon, among other things, the recommendation of the Special Committee and the Fairness Opinion, has determined unanimously that the Internalization Transaction is in the best interests of the Trust and the Unitholders and unanimously recommends that Unitholders vote in favour of the Internalization Transaction. The members of the Board of Directors who are nominees of the Manager declared their interest and did not vote on the approval of the Share Purchase Agreement. In coming to its conclusion and recommendations, the Board of Directors considered a number of benefits to the Internalization Transaction, including the following:

(a) the accretive nature of the transaction in terms of both net asset value per Trust Unit and projected 2003 distributions per Trust Unit;

(b) the transaction will increase ownership of Trust Units by management and strengthen the alignment between management and Unitholders. Immediately upon completion of the Internalization Transaction, the directors and officers of APF Energy will own, directly and indirectly, 583,720 Trust Units, approximately 2.6% of the outstanding Trust Units;

(c) retention of the Trust's existing management team for an additional 3 to 4 years will be promoted by the Escrow Agreements;

(d) the transaction will eliminate the existing fees payable to the Manager and reduce the overall cost structure of the Trust, thereby enhancing future cash flow and distributions to Unitholders;

(e) the transaction will help to ensure the retention and continued engagement of the Trust's current management for the benefit of Unitholders; and

(f) the Trust's corporate governance will be improved by simplifying the corporate structure.

At the Meeting the Unitholders will be asked to approve the Internalization Resolution set out in Schedule "A" to this Information Circular.

Based upon, among other things, the recommendation of the Special Committee and the Fairness Opinion, the Board of Directors of APF Energy has determined that the Internalization Transaction is in the best interests of Unitholders and therefore unanimously recommends that Unitholders vote in favour of the Internalization Resolution.

The Internalization Resolution must be approved by a Special Resolution pursuant to the requirements of the Trust Indenture and by more than 50% of the votes cast by Disinterested Unitholders pursuant to the requirements of the TSX. The approval of the Internalization Transaction by Unitholders is both a requirement under the Trust Indenture and of the TSX and the Internalization Transaction will not proceed to completion without such approvals. See "Interests of Related Parties and Insiders" for a discussion of the Disinterested Unitholders.

Effect of the Internalization Transaction upon Unitholders

The principal impact of the Internalization Transaction to the Trust is the elimination of fees payable to the Manager, including acquisition and disposition fees. In addition, Unitholders will be entitled to vote for the election of all directors for the Board of Directors. Unitholders currently have the right to elect a majority of the Board of Directors pursuant to the Shareholders Agreement.

Management fees and other amounts paid in 2001 were $3.4 million, including $1.5 million for the management fee based on net production revenue from the oil and gas properties of APF Energy, $1.6 million for acquisition and disposition structuring fees and $0.3 million pursuant to an amount the Manager receives which is equal to 1% of the royalty income payable to the Trust. Pursuant to the Share Purchase Agreement, the Manager will be paid management fees to December 31, 2002, provided that if the Closing Date has not occurred on or before January 10, 2003, the Manager shall be entitled to management fees payable for the month of January. Provided closing of the Internalization Transaction occurs, no structuring fees will be payable on account of acquisitions, dispositions of property or property exchanges that have been agreed to after October 15, 2002. For more information in respect of historical management fees, see "Management Fees – Fees Paid" and "Acquisition and Disposition Fees". There will be no management fees payable as a result of the Internalization Transaction. APF Energy and the Manager believe that the acquisition of the shares of the Manager by Acquisitionco and the consequent elimination of management fees will be accretive to cash flow, distributions and net asset value of the Trust, particularly when viewed on a long-term basis.

The total number of Trust Units to be issued in connection with the Internalization Transaction represents approximately 3.0% of the outstanding Trust Units as of the date hereof.

Upon implementation of the Internalization Transaction, it is currently intended that the Manager will be amalgamated with APF Energy and Acquisitionco and therefore APF Energy, as the successor entity, will be wholly-owned by the Trust. As the APF Management Agreement is between the Manager and APF Energy, this agreement will, upon the amalgamation, cease to be effective and, as a result, fees will no longer be payable thereunder. It is the current intention of APF Energy to leave the Trust Management Agreement, the Acquisition Management Agreement and the GP Management Agreement in place and as a result, following the amalgamation, provision of the services thereunder will become obligations of APF Energy. Any management fees payable under such Management Agreements after the Closing Date will be offset by the receipt of an equal amount within the Trust structure.

Details of the Internalization Transaction

Acquisition of Shares of the Manager

General

Effective October 29, 2002 the Trust, Acquisitionco, the Manager and all of the shareholders of the Manager entered into the Share Purchase Agreement pursuant to which Acquisitionco has agreed to purchase all of the issued shares of the Manager for an aggregate purchase price of $9.250 million consisting of $2.875 million in cash (subject to adjustment for the working capital of the Manager at the Closing Date) and an aggregate of 608,185 Trust Units at a deemed price of $10.482 per Trust Unit. It is anticipated that these adjustments will not be material.

At the Closing Date, management fees for the fourth quarter will also be payable to the Manager, except for fees related to any acquisitions, dispositions of property or property exchanges that have been agreed to after October 15, 2002 and the Closing Date, as these have been waived by the Manager. The fees that have not been waived for the fourth quarter will be approximately $650,000. The value of the Trust Units to be issued to the shareholders of the Manager was based on the 10 day volume weighted average closing price of the Trust Units on the TSX as at October 25, 2002 of $10.482 per Unit. On or prior to the Closing Date, the Manager will pay the Retention Bonuses in the aggregate amount of $1.345 million. The Retention Bonuses are obligations of the Manager and will be paid out of the available funds of the Manager.

Share Purchase Agreement

In addition to providing for the purchase by Acquisitionco of all of the shares of the Manager, the Share Purchase Agreement contains representations and warranties of Acquisitionco and the Trust relating to status, capacity and related matters and representations and warranties from the Manager and the shareholders of the Manager relating to the business, operations, assets and liabilities of the Manager. Each of the holders of the Manager's shares gave representations as to his or her ownership and capacity to enter into the Share Purchase Agreement and perform their respective obligations under the Share Purchase Agreement. In addition the shareholders of the Manager gave representations as to the Manger's financial statements and with respect to certain matters concerning the Manager and APF Energy, including certain operational and financial representations and warranties with respect to the Manager and APF Energy. The representations and warranties generally survive for 12 months after the Closing Date. With respect to representations and warranties related to income and other tax matters, the representations and warranties survive for the period during which a taxing authority is entitled to reassess the Manager. With respect to representations and warranties that are based upon or relate to the title to the shares of the Manager, a claim based on a breach of these representations and warranties may be brought by Acquisitionco at any time. The rights of indemnity of Acquisitionco and the Trust against the shareholders of the Manager based upon the breach or untruth of any of the representations or warranties are limited in the aggregate maximum amount to the amount of the purchase price.

The Share Purchase Agreement provides, among other things, as a condition of closing that: (i) all approvals of Unitholders required as a result of the Internalization Transaction have been received; (ii) all necessary third party and regulatory approvals, including the approval of the TSX have been received; and (iii) all matters to be completed by the parties must be completed and all documentation must be entered into, including the entering into of the Executive Employment Agreements and the Escrow Agreements described below as well as documentation that relates to the Retention Bonuses and such other documentation as may be reasonably required.

Retention Bonus and Executive Employment Agreements

As a condition of proceeding with the Internalization Transaction under the Share Purchase Agreement, the Manager is required to have paid the Retention Bonuses in the aggregate amount of $1.345 million on the Closing Date to three Vice Presidents of APF Energy (the "Specified Officers") and 35 key employees. As a further condition, the Specified Officers will be required to subscribe for an aggregate of 53,665 Trust Units at a purchase price of $10.482 per Trust Unit for aggregate consideration of $562,516. In addition, it is a condition that the current Chief Executive Officer, Martin Hislop, and the current President and Chief Operating Officer, Steven Cloutier, along with the three Specified Officers enter into the Executive Employment Agreements with the Manager on terms satisfactory to Acquisitionco. Immediately following the Internalization Transaction, the Manager will be amalgamated with APF Energy and Acquisitionco and the Executive Employment Agreements will become agreements with APF Energy. The aggregate compensation that will be payable to these parties will not be materially different from the aggregate compensation currently paid to them by the Manager.

Escrow Agreements

The Share Purchase Agreement states that it is a condition of proceeding with the Internalization Transaction that certain of the holders of the Manager and the Specified Officers enter into the Escrow Agreements with Acquisitionco, which are intended to enhance alignment between management and Unitholder interests and to help ensure continuity for management of the Trust. The escrow provisions will result in an aggregate of 293,930 Trust Units being held in escrow.

In the case of Martin Hislop, Chief Executive Officer of APF Energy, 100% of the 150,526 Trust Units to be issued to him and his holding company will be subject to escrow for three years, released as to one third on each anniversary of the Closing Date. In the case of Mr. Steven Cloutier, President and Chief Operating Officer, 80% of the 125,590 Trust Units to be issued to him will be subject to escrow for four years, released as to one quarter on each anniversary of the Closing Date. In the case of the three Specified Officers, 80% of the aggregate 53,665 Trust Units to be issued to them will be subject to escrow for four years, released as to one quarter on each anniversary of the Closing Date. The remaining Trust Units to be issued to non-management shareholders of the Manager pursuant to the Share Purchase Agreement will not be subject to escrow restrictions.

Any dividends or distributions paid or payable in respect of the Trust Units held in escrow shall be paid to the holder of such Trust Units and shall not form part of the escrow. In addition, the holder of such Trust Units will have the authority to exercise all statutory, common law and other rights that normally accompany ownership of Trust Units, such as the right to vote. In the event of: (i) a change of control; (ii) the holder of the Trust Units being terminated as an employee without cause, or (iii) the death of such person, all Trust Units of such person held in escrow will be released. In addition, the escrowed Trust Units may be released for the sole purpose of such person tendering all or a portion of the escrowed Trust Units to a bona fide formal take-over bid, plan of arrangement, amalgamation, merger or similar transaction involving the Trust, provided that the consideration received by such person is deposited back into the escrow. Subject to the instances described above whereby the Trust Units in escrow will be released, any Trust Units remaining in escrow will be forfeited to the Trust if the holder of the Trust Units ceases to be a full-time employee, voluntarily resigns or is terminated from his employment with cause. In addition, the Escrow Agreements that are entered into by Steven Cloutier and Martin Hislop will contain provisions providing Acquisitionco with the right to retain the Trust Units deposited under the terms of those Escrow Agreements and to use those Trust Units to satisfy any claim for indemnity by Acquisitionco under the Share Purchase Agreement arising as a result of: (i) any misrepresentation or breach of any warranty made by the shareholders of the Manager under the terms of the Share Purchase Agreement; or (ii) the breach of any of the covenants or agreements of the shareholders of the Manager under the terms of the Share Purchase Agreement.

Other Matters

The Shareholders Agreement currently provides that the Manager is entitled to select two of the five directors on the Board of Directors. On the Closing Date, the Manager will deliver a waiver of its rights under the Shareholders Agreement in order to enable Unitholders to select all of the members of the Board of Directors of APF Energy commencing at the annual meeting of Unitholders to be held in 2003.

The Manager sold effective November 15, 2002, certain minor assets (primarily computer and office equipment) used by it in providing services to APF Energy under the APF Management Agreement to APF Energy for cash consideration of $850,000. This transaction was effected to properly equip APF Energy to administer and manage the oil and gas properties it holds.

Upon implementation of the Internalization Transaction, it is currently intended that the Manager will be amalgamated with APF Energy and Acquisitionco and therefore APF Energy, as the successor entity, will be wholly owned by the Trust. As the APF Management Agreement is between the Manager and APF Energy, this agreement will, upon amalgamation, cease to be effective and, as a result, fees will no longer be payable thereunder. It is the current intention of APF Energy to leave the Trust Management Agreement, the Acquisition Management Agreement and the GP Management Agreement in place and as a result, following the amalgamation, provision of the services thereunder will become obligations of APF Energy. Any required management fees payable under such Management Agreements after the Closing Date will be offset by the receipt of an equal amount within the Trust structure. Also as a result of the amalgamation, all the employees of the Manager will become employees of APF Energy. Consequential amendments will be made as required to the Trust Indenture, the APF Management Agreement, the Trust Management Agreement, the APF Royalty Agreement, the Acquisition Royalty Agreement and the remaining Management Agreements may be amended or terminated to the extent necessary or desirable for the purposes of facilitating the Internalization Transaction and the amalgamation among the Manager, APF Energy and Acquisitionco. The Internalization Resolution includes an authorization for any such amendments and/or terminations.

The following diagram describes the structure of the Trust following completion of the Internalization Transaction including the management services to be provided by APF Energy and the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders.


Unitholders
Cash Distributions
APF Energy Trust
APF Acquisition Trust, by its trustee
990009 Alberta Inc. (General Partner)
Cash flow in the form of Royalties
Management Services
Limited Partner (99%)
Cash flow in the form of Royalties
General Partner 1%
APF Energy Limited Partnership
APF Energy Inc. (amalgamated with the Manager and Acquisitionco)
Management Services
Portion of cash flow withheld to fund:
Oil & Gas assets to generate Cash Flow
Oil & Gas assets to generate Cash Flow
- Reclamation Fund
- Deferred Purchase Obligation amounts
- Reasonable investment purposes

Regulatory Matters and Approvals

There are a number of regulatory requirements and approvals necessary to complete the Internalization Transaction. It was concluded that the Internalization Transaction is subject to the provisions governing "related party transactions" within the meaning of OSC Rule 61-501 and CVMQ Policy Q-27 due to the ownership of a portion of the shares of the Manager by those directors representing the Manager on the Board of Directors, and who are also the two principal officers of APF Energy. The Internalization Transaction is exempt under the applicable policies from certain valuation and minority approval requirements as a result of the value of the consideration paid by the Trust in the Internalization Transaction not exceeding 25% of the market capitalization of the Trust. The Board of Directors appointed the Special Committee to review and negotiate the provisions of the Share Purchase Agreement and the Internalization Transaction and has complied with the disclosure requirements under the applicable policies.

The Trust intends to rely on exemptions from the registration and prospectus requirements under applicable securities legislation for the issuance of Trust Units to the shareholders of the Manager in connection with the Internalization Transaction. Subject to the provisions of the Escrow Agreements for certain shareholders of

the Manager, the Trust Units received by the shareholders of the Manager will be freely tradeable. The Trust will apply to the securities commission in Alberta for exemptive relief providing that the Trust Units issuable to Specified Officers in connection with the Share Purchase Agreement will be freely tradeable, subject to the provisions of the Escrow Agreements.

The Trust has received acceptance from the TSX of its notice regarding the Internalization Transaction and conditional listing approval for the listing of the Trust Units issuable in connection with the Share Purchase Agreement, including the Trust Units required to be subscribed for by the Specified Officers. Approval is conditional upon the TSX receiving copies of standard documentation and listing fees within 5 business days of the Closing Date.

Timing and Expenses of the Internalization Transaction

The Internalization Transaction will become effective on the Closing Date, which is expected to occur on or about January 3, 2003, if the Internalization Resolution is approved at the Meeting and all other conditions specified in the Share Purchase Agreement are satisfied or waived. Any fees paid under the Management Agreements after the Closing Date will be offset by the receipt of an equal amount within the Trust structure. There are no fees payable to the Manager as a result of the Internalization Transaction. The expenses of the Internalization Transaction incurred by the Manager will be paid by the Manager prior to the Closing Date. The expenses of the Internalization Transaction incurred by the Trust or APF Energy including, without limitation, legal fees, Special Committee fees, financial advisor fees, listing fees, the preparation and printing of the Information Circular – Proxy Statement and other costs associated with the Meeting are estimated to be approximately $650,000, not including any fees that may be payable relating to the solicitation of proxies. See "Persons Making the Solicitation".

Fairness Opinion

The Special Committee engaged CIBC World Markets effective September 3, 2002 to provide financial advisory services in connection with the Special Committee's review of the management alternatives and to assist the Special Committee in the performance of its mandate and to provide an opinion as to the fairness, from a financial point of view, to the Trust of the consideration payable pursuant to the Internalization Transaction. The terms of the engagement were formalized in a letter agreement dated October 18, 2002. CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Except as financial advisor to the Special Committee, neither CIBC World Markets nor any of its associates or affiliates is an advisor to any party with respect to the Internalization Transaction. However, CIBC World Markets has, from time to time, acted as a financial advisor or underwriter to the Trust.

In consideration for its services, APF Energy agreed to pay to CIBC World Markets a fixed fee payable upon the earlier of: (i) the announcement of any proposed transaction; (ii) the termination of formal negotiations with the Manager; and (iii) December 31, 2002, and a further fixed fee payable on delivery of the Fairness Opinion to the Special Committee. In addition, APF Energy agreed to reimburse CIBC World Markets for its reasonable expenses incurred in performance of such services and to indemnify it in respect of certain liabilities as may be incurred by it in connection with its engagement. In assessing the fairness, from a financial point of view, to the Trust of the consideration payable pursuant to the Internalization Transaction, CIBC World Markets considered the pro forma impact of the Internalization Transaction on the cash flow, distributions and net asset value per Trust Unit of the Trust under several possible scenarios. CIBC World Markets also completed a discounted cash flow analysis, where CIBC World Markets compared the consideration to the present value of future fees payable pursuant to the Management Agreements under several possible scenarios. CIBC World Markets also completed a review of certain precedent internalization transactions in the energy trust sector and considered various qualitative factors. The above analyses supported the fairness conclusion of CIBC World Markets.

On October 28, 2002, CIBC World Markets provided to the Special Committee a verbal opinion that the consideration payable pursuant to the Internalization Transaction is fair, from a financial point of view, to the Trust, based on the assumptions, limitations and considerations to be later set out in the Fairness Opinion. CIBC World Markets delivered the Fairness Opinion to the Special Committee on November 18, 2002. A copy of the Fairness Opinion is attached as Schedule "B" to this Information Circular.

2. Amendment to Trust Indenture Regarding Borrowing Powers

Since the formation of the Trust in 1996, the Manager has had an opportunity to examine the Trust's structure and specifically the powers granted to the Trustee with respect to borrowing of funds and issuing of debt securities in public offerings by the Trust. The existing provisions of the Trust Indenture may be broad enough to allow the Trust to borrow funds and to raise capital through such offerings, which may enhance the value of the Trust and return to the Unitholders. However, for certainty, the Manager proposes that amendments be made to the Trust Indenture to specifically authorize the Trustee to issue debt securities, convertible debt securities and to borrow money or incur any other indebtedness from time to time and to implement other consequential amendments to the Trust Indenture to provide for such powers of the Trustee.

At the Meeting the Unitholders will be asked to approve the special resolution set out in Schedule "C" (the "Borrowing Resolution") to this Information Circular. To be approved, the Borrowing Resolution must be passed by Special Resolution at the Meeting.

The Board of Directors recommends that Unitholders approve the Borrowing Resolution authorizing the Board of Directors to amend the Trust Indenture as provided above.

INTEREST OF RELATED PARTIES AND INSIDERS

To the knowledge of management, there are no holders of Trust Units who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Trust Units.

Directors and officers of APF Energy and the Manager, who collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 319,988 Trust Units, representing approximately 1.4% of the Trust Units outstanding on November 18, 2002, have indicated their intention to vote their Trust Units in favour of the Internalization Resolution approving the Internalization Transaction. Certain of the votes attaching to such Trust Units will be excluded in calculating the Disinterested Unitholder vote on the Internalization Transaction.

Management is not aware of any material interest of any director of APF Energy or the Manager or any officer of APF Energy or the Manager or anyone who has held office as such at the beginning of the Trust's last completed financial year, or of any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting, except as disclosed below or elsewhere in this Information Circular.

The shares of the Manager are owned, directly or indirectly, as to approximately 70% by Mr. Martin Hislop, Mr. Steven Cloutier, the two directors of APF Energy who represent the Manager on the Board of Directors, and Mr. Hislop's spouse, Claire Stephens. The remaining 30% of shares of the Manager are owned by members of Mr. Hislop and his spouse's immediate families, who are not directors or otherwise employees of APF Energy or the Manager. Each shareholder of the Manager will receive his, her or its proportionate share of the consideration to be paid, pursuant to the Internalization Transaction.

On the Closing Date and immediately prior to the sale of it shares, the Manager will declare the Retention Bonuses out of its available funds in the aggregate amount of $1.345 million in favour of the Specified Officers and certain key employees of the Manager excluding Mr. Hislop and Mr. Cloutier. Pursuant to the terms of the Share Purchase Agreement, the Specified Officers will subscribe, as a condition of the closing of the Internalization Transaction, for an aggregate 53,665 Trust Units at a purchase price of $10.482 per Trust

Unit for aggregate consideration of $562,516. Mr. Hislop, Mr. Cloutier and the Specified Officers will enter into the Executive Employment Agreements with the Manager. No payments will be required to be made to such officers as a result of the Internalization Transaction or any resulting change of control of the Manager.

THE MANAGER

The offices of the Manager are located at Suite 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4. The names, municipality of residence, positions held and principal occupation of each director and officer of the Manager are set forth below:

Name and Municipality of Residence	Position with the Manager	Principal Occupation
Martin Hislop, C.A. Calgary, Alberta	Chief Executive Officer	Chief Executive Officer of the Manager and APF Energy
Steven G. Cloutier, B.A., LL.B. Calgary, Alberta	President, Chief Operating Officer, Director, Secretary and Treasurer	President and Chief Operating Officer of the Manager and APF Energy
Alan MacDonald, C.A. Calgary, Alberta	Vice-President, Finance	Vice-President, Finance of the Manager and APF Energy
Bonnie Nicol, P. Eng. Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of the Manager and APF Energy
R. Kenneth Pretty Calgary, Alberta	Vice-President, Corporate Development and Land	Vice-President, Corporate Development and Land of the Manager and APF Energy

The shares of the Manager are owned, directly or indirectly, as to approximately 70% by Martin Hislop, Steven Cloutier, the two directors of APF Energy who represent the Manager on the Board of Directors, and Mr. Hislop's spouse, Claire Stephens. The remaining 30% of shares of the Manager are owned by members of Mr. Hislop and his spouse's immediate families.

MANAGEMENT AGREEMENTS

Trust Management Agreement

APF Energy and the Trustee, as trustee for and on behalf of the Trust, entered into the Trust Management Agreement with the Manager on December 17, 1996, pursuant to which the Trust engaged the Manager for an initial term of five years to manage the Trust, subject to the supervision of APF Energy. Pursuant to its terms, the Trust Management Agreement was renewed for a successive three-year term to December 17, 2004. The Manager has agreed to provide administrative and support services pertaining to the Trust, the Royalty and the Trust Units, such responsibilities to include:

(a) determining the total amounts owing to Unitholders and arranging for cash distributions, subject to the supervision of APF Energy;

(b) providing Unitholders with periodic reports on the Royalty and the oil and gas properties (the "Properties") on which the Royalty has been granted; and

(c) providing Unitholders with financial reports and tax information relating to the Royalty and the Properties.

APF Management Agreement

APF Energy and the Trustee, as trustee for and on behalf of the Trust, entered into the APF Management Agreement with the Manager on December 17, 1996, pursuant to which APF Energy engaged the Manager for an initial term of five years to manage APF Energy. Pursuant to its terms, the APF Management Agreement was renewed for a successive three-year term to December 17, 2004. The primary duties of the Manager under the APF Management Agreement are to:

(a) provide management services for the economic and efficient exploitation of the Properties;

(b) operate oil and natural gas properties which APF Energy is entitled to operate and monitor the activities of third party operators;

(c) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for APF Energy;

(d) negotiate and execute on behalf of APF Energy all exploitation and development agreements, operating agreements, farm-in and farm-out agreements, leases and other documents relating to the exploitation of the Properties as may be advisable;

(e) recommend and, subject to supervision by APF Energy, negotiate banking arrangements for APF; and

(f) provide office space, office furnishings and equipment and personnel necessary for the proper administration of the assets of APF Energy.

Acquisition Management Agreement

APF Acquisition Trust and Geoffrey Paskuski, as the trustee for and on behalf of APF Acquisition Trust, entered into the Acquisition Management Agreement with the Manager on May 30, 2002, pursuant to which APF Acquisition Trust engaged the Manager for an initial term of five years (to be automatically renewed for successive three-year terms unless terminated as provided therein) to manage APF Acquisition Trust. The primary duties of the Manager under the Acquisition Management Agreement are substantially the same as those provided by the Manager under the Trust Management Agreement.

GP Management Agreement

990009 Alberta Inc., as the general partner of APF Energy Limited Partnership, and the Trustee, as trustee for and on behalf of the Trust, entered into the GP Management Agreement with the Manager on May 30, 2002, pursuant to which the General Partner engaged the Manager for an initial term of five years (to be automatically renewed for successive three-year terms unless terminated as provided therein) to manage the General Partner and the properties of APF Energy Limited Partnership. The primary duties of the Manager under the GP Management Agreement are substantially the same as those provided by the Manager under the APF Management Agreement.

Other Terms of the Management Agreements

In exercising its power and discharging its duties under the Management Agreements, the Manager is required to exercise that degree of care, diligence and skill that a reasonably prudent advisor and manager would exercise in comparable circumstances.

Each of the Management Agreements will be automatically renewed for successive three-year terms following the end of a term unless notice of termination is given for the time periods and in accordance with the terms of the applicable agreement. With respect to termination of the Manager, the Management Agreements may be

terminated by APF Energy and the Trust or the General Partner, as the case may be, at any time without the payment of compensation to the Manager if the Manager institutes bankruptcy proceedings, seeks relief under bankruptcy law, consents to the appointment of a receiver, voluntarily suspends transaction of its usual business, is declared bankrupt or insolvent, if a receiver is appointed in respect of the Manager or if the Manager fails to carry out its material obligations under the applicable management agreement and does not commence to cure such failure within 30 days of notice being given. If the APF Management Agreement or the GP Management Agreement is terminated without cause, the Manager is entitled to a fee equal to 1.5% of the asset value of the properties of APF Energy or the APF Energy Limited Partnership, as the case may be. In either case, "asset value" is defined as the value of the properties at any time held by either APF Energy or the APF Energy Limited Partnership, as the case may be, being the present worth of all the estimated pre-tax net cash flow from established reserves (100% of proved reserves plus 50% of probable reserves) shown on the most recent independent engineering report relating to such properties discounted by 15% and based on escalated pricing assumptions.

The Manager is entitled to be indemnified by APF Energy or the APF Energy Limited Partnership, as the case may be, in respect of certain damages which it may suffer in discharging its obligations under the APF Management Agreement or GP Management Agreement, as the case may be, provided that such damages do not arise from the fraud, wilful default or negligence of the Manager.

All substantive amendments to the APF Management Agreement and the Trust Management Agreement must be approved by the Unitholders by Special Resolution.

Management Fees

Fees Paid

In its role under the Trust Management Agreement, the Manager is paid by the Trust an annual fee of $100. In its role under the APF Management Agreement and the GP Management Agreement, as manager and administrator of APF Energy and APF Energy Limited Partnership, the Manager currently receives a management fee. The management fee is payable on the date that cash distributions are made to Unitholders, in an amount equal to 3.5% (4.5% in the case of the GP Management Agreement) of net production revenue from the oil and gas properties of APF Energy plus Alberta Royalty Tax Credits less Crown royalties and other Crown charges. In addition, the Manager receives, through its ownership of 100% of the shares of APF Energy, an amount equal to 1% of the royalty income payable to the Trust from the income generated by the oil and gas properties of APF Energy. No additional royalty based amount is payable to the Manager with respect to the oil and gas properties held by APF Energy Limited Partnership. Management fees are deducted in computing royalty income payable to the Trust, to the extent not paid from the residual income of APF Energy.

Management fees and other amounts paid in 2001 were $3.4 million, including $1.5 million for the management fee based on net production revenue from the oil and gas properties of APF Energy, $1.6 million for acquisition and disposition structuring fees and $0.3 million pursuant to an amount the Manager receives which is equal to 1% of the royalty income payable to the Trust.

General and Administrative Costs

The Manager is also currently entitled to reimbursement for general and administrative costs. General and administrative costs are deducted in computing royalty income. General and administrative costs have, to date, generally been charged to APF Energy, APF Energy Limited Partnership and the Trust by the Manager based on time spent and direct costs incurred in fulfilling the obligations of the Manager to APF Energy, APF Energy Limited Partnership and the Trust pursuant to the APF Management Agreement, the GP Management Agreement and the Trust Management Agreement respectively.

The Manager was reimbursed approximately $2.250 million for general and administrative costs pursuant to the APF Management Agreement and the Trust Management Agreement for the one-year period ended December 31, 2001.

Acquisition and Disposition Fees

The Manager is paid an acquisition fee equal to 1.5% of the purchase price of any properties acquired by APF Energy and APF Energy Limited Partnership. In the event that the interest of APF Energy or APF Energy Limited Partnership in the properties or a portion thereof is sold, the Manager will, pursuant to the APF Management Agreement and the GP Management Agreement, receive a disposition fee equal to 1.5% of the sale price of the properties sold, provided that no such fee shall be payable from proceeds of disposition of properties which were acquired within one year of such disposition nor on properties acquired with the proceeds of a divestiture made within one year of the acquisition on which a fee has been paid.

The Manager received a fee pursuant to the APF Management Agreement of approximately $1.6 million in connection with the acquisition of properties in the 2001 calendar year. This fee has been capitalized and is included in the adjusted purchase prices of the properties.

REMUNERATION OF DIRECTORS OF APF ENERGY

The Chairman of APF Energy is paid an annual retainer of $10,000 and $1,000 per board meeting (for conference calls, $500 if the meeting exceeds one hour and $250 in any other case) and $500 per committee meeting attended, plus expenses of attending such meetings. Each of the other Directors of APF Energy, with the exception of those who are employees of the Manager, receives an annual retainer of $5,000. Payment for attendance at meetings and expenses of attending such meetings are payable on the same basis as for the Chairman. In the fiscal year of the Trust ended December 31, 2001, a total of $56,000 in fees was paid to the independent Directors of APF Energy. No additional fees are paid to directors in their capacity as directors of the General Partner.

In connection with the Internalization Transaction and having regard to the demands on members of the Special Committee, each member of the Special Committee will be paid a one-time retainer of $5,000 (the Chairman will receive $10,000) and $1,000 for each meeting of the Special Committee attended either in person or by telephone conference.

ACQUISITIONCO AND SHARE CAPITAL OF ACQUISITIONCO

Acquisitionco was incorporated pursuant to the laws of Alberta. The directors of Acquisitionco are Donald Engle, William Dickson and Daniel Mercier, the members of the Special Committee.

Acquisitionco has authorized for issuance an unlimited number of common shares of which 100 common shares are issued and outstanding and held by the Trust. The holders of common shares have the right: (i) to vote at any meeting of the shareholders of Acquisitionco; (ii) to receive dividends as and when declared by Acquisitionco on the common shares, and subject to the rights, privileges, restrictions and conditions attaching to any other class of shares expressed to rank in priority to the common shares; and (iii) the right to receive the remaining property of Acquisitionco on dissolution, liquidation, winding-up or other distribution of the assets among the shareholders for the purpose of winding-up the affairs of Acquisitionco, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares expressed to rank in priority to the common shares.

Immediately following the Internalization Transaction, it is intended that Acquisitionco will be amalgamated with the Manager and APF Energy.

OTHER MATTERS

The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement have been approved by the board of directors of the Manager on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED November 18, 2002

APF ENERGY TRUST
By: APF Energy Management Inc.

(Signed) "Martin Hislop"
Chief Executive Officer

(signed) "Alan MacDonald"
Chief Financial Officer

SCHEDULE "A"

INTERNALIZATION TRANSACTION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Internalization Transaction, as defined and described in the Information Circular - Proxy Statement of the Trust dated November 18, 2002 (the "Information Circular") be and is hereby authorized, approved, ratified and confirmed and the Trust is hereby authorized to do, directly or indirectly, the following:

(a) acquire, indirectly through Acquisitionco, all of the issued and outstanding shares of the Manager for $9.250 million (subject to adjustment for the working capital of the Manager), payable by $2.875 million in cash and the issuance of an aggregate of 608,185 Trust Units, upon the terms and conditions set out in the Share Purchase Agreement;

(b) issue an aggregate of 53,665 Trust Units to the Specified Officers at a purchase price of $10.482 per Trust Unit for aggregate consideration of $562,516, upon the terms and conditions set out in the Share Purchase Agreement;

(c) execute and deliver all agreements and other documents and instruments and to take all such other actions provided for, or contemplated by, the Internalization Transaction, the Share Purchase Agreement or the Information Circular, as any member of the Special Committee may determine necessary or desirable to implement the Internalization Transaction, such determination to be conclusively evidenced by the execution and delivery of such agreements and other documents and instruments or the taking of any such actions; and

(d) amend the Trust Indenture, the APF Management Agreement, the Trust Management Agreement, the APF Royalty Agreement, the Acquisition Royalty Agreement, as applicable, and amend or terminate the remaining Management Agreements and any other material contracts as may be necessary or desirable, all of which govern the relationships among the Trust, APF Energy, APF Energy Limited Partnership, the General Partner and the Manager, to the extent necessary or desirable for the purpose of facilitating the Internalization Transaction and the proposed subsequent amalgamation among the Manager, APF Energy and Acquisitionco.

2. Any director or officer of APF Energy be and is hereby authorized to execute and deliver all documents, on behalf of the Trust or APF Energy, and to do all other acts and things necessary or desirable to give effect to these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

3. Notwithstanding that these resolutions have been passed by Unitholders of the Trust, the directors of APF Energy are hereby authorized and empowered, if they decide not to proceed with any of the actions contemplated in the foregoing resolutions, to revoke these resolutions at any time prior to the date such action is taken without further notice or approval of the holders of the Trust Units.

4. All capitalized terms not otherwise defined in this resolution shall have the meaning ascribed thereto in the Information Circular.

SCHEDULE "B"

FAIRNESS OPINION

CIBC
WORLD MARKETS

9th Floor Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta
Canada T2P 4J7

Tel. 403-260-0500
Fax. 403-260-0524

November 18, 2002

The Special Committee of the
Board of Directors of APF Energy Inc.
Suite 2100, 144 – 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

Dear Sirs:

CIBC World Markets Inc. ("CIBC World Markets", "we", "us" or "our") understands that APF Energy Trust (the "Trust") and 1014621 Alberta Ltd., ("Acquisitionco"), a wholly-owned subsidiary of the Trust, have entered into a share purchase agreement made as of October 29, 2002 (the "Share Purchase Agreement") with APF Energy Management Inc. ("AEMI") and the shareholders of AEMI in respect of a proposed acquisition by Acquisitionco of all of the outstanding shares of AEMI in exchange for $9.25 million in aggregate consideration (the "Consideration"), comprised of cash and trust units of the Trust ("Trust Units") as follows, payable upon closing of the share purchase (the "Internalization Transaction"):

(a) $2,875,000 in cash (subject to working capital adjustment at closing); and

(b) 608,185 Trust Units, valued at $10.482 per Trust Unit (the 10 day volume weighted closing price of the Trust Units on the Toronto Stock Exchange as at October 25, 2002).

We also understand that:

(a) the terms and conditions of the Internalization Transaction and the Share Purchase Agreement are described in detail in the information circular of the Trust, dated the date hereof, which will be mailed to unitholders (the "Information Circular");

(b) completion of the Internalization Transaction will be conditional upon, among other things, approval of greater than 66 2/3% of the votes cast at the special meeting of holders of Trust Units (the "Unitholders") to be held on December 18, 2002 (the "Meeting") and approval by at least a majority of the votes cast by or on behalf of disinterested Unitholders at the Meeting;

(c) following the Internalization Transaction and the subsequent amalgamation of Acquisitionco, AEMI and APF Energy Inc. ("APF Energy"), (i) the management agreement between AEMI, the Trust and APF Energy regarding the management of APF Energy will cease to be effective, and (ii) the other management agreements

between various of AEMI, APF Energy, the Trust and subsidiaries of the Trust, as more fully described in the Share Purchase Agreement will continue to have effect. All of the management agreements referred to in (i) and (ii) are herein collectively referred to as the "Management Agreements"; and

(d) immediately following the closing of the Internalization Transaction, APF Energy, AEMI and Acquisitionco will be amalgamated (the "Amalgamation") with the result that the amalgamated corporation will be a wholly-owned subsidiary of the Trust, and the senior officers and employees of AEMI will become employees of APF Energy.

We understand that the Internalization Transaction is not subject to the formal valuation or minority approval requirements of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Quebec Securities Commission.

ENGAGEMENT OF CIBC WORLD MARKETS

Effective September 3, 2002, the special committee of the Board of Directors of APF Energy (the "Special Committee") engaged CIBC World Markets as financial advisor to the Special Committee in connection with the Internalization Transaction. The financial advisory services provided by CIBC World Markets to the Special Committee included, among other things, the preparation and delivery to the Special Committee of our opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration to be paid by the Trust pursuant to the Internalization Transaction. We have not been engaged to prepare, and have not prepared, a formal valuation or appraisal of the Trust Units or any of the assets, liabilities or shares of AEMI or the Trust, and our Opinion should not be construed as such.

CIBC World Markets has acted as an underwriter of offerings of Trust Units in the past and we have, from time to time, provided financial advisory services to the Trust. As a full-service financial institution, CIBC World Markets and its affiliates act as trader and dealer, both as principal and agent, in all major financial markets in Canada and the United States and, as such, may trade in securities of the Trust.

CIBC World Markets will be paid a fee for delivery of this opinion to the Special Committee. In addition, the Trust has agreed to indemnify CIBC World Markets in respect of certain liabilities that could arise in connection with its engagement as financial advisor.

CREDENTIALS OF CIBC WORLD MARKETS

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

SCOPE OF REVIEW

In connection with rendering the Opinion, we have considered and relied upon, among other things, the following:

Public Disclosure for the Trust

i) Audited consolidated financial statements of the Trust as at and for the years ended December 31, 2001, 2000 and 1999, and annual reports of the Trust for the years then ended;

ii) Interim unaudited consolidated financial statements and reports of the Trust for the quarters ended March 31, 2002 and June 30, 2002;

iii) Annual information forms of the Trust for the years ended December 31, 2001, 2000, and 1999;

iv) Final short form prospectuses of the Trust dated February 1, 2002 and June 21, 2001;

v) Final long form prospectus of the Trust dated February 16, 2001, as amended;

vi) Information circulars for annual and special meetings of Unitholders held on June 3, 2002, June 6, 2001 and May 26, 2000;

vii) The Notice of Special Meeting and Notice of Petition and Information Circular of Kinwest Resources Inc. regarding the arrangement among Kinwest Resources Inc., 981647 Alberta Ltd., APF Energy and the Trust, dated May 1, 2002;

viii) Public information related to the business, operations, financial performance and trust unit trading histories of the Trust, other selected oil and gas royalty trusts and public companies we considered relevant; and

ix) The Trust's indenture, royalty agreements, limited partnership agreement, unanimous shareholders agreement and Management Agreements, including any amendments to those agreements provided to us by the Trust or its counsel.

Reserve and Other Evaluation Information of the Trust

i) The evaluation report, effective January 1, 2002 of Gilbert Laustsen Jung Associates Ltd. ("GLJ") independent engineering consultants of Calgary, Alberta, regarding the petroleum and natural gas reserves of the Trust (the "Trust Evaluation Report");

ii) The evaluation report, effective October 1, 2001, of GLJ regarding the petroleum and natural gas reserves of Kinwest Resources Inc. and its joint venture partners acquired by the Trust in acquisitions announced on April 17, 2002 (the "Kinwest Evaluation Report"); and

iii) The mechanical update to the Trust Evaluation Report and the Kinwest Evaluation Report, effective October 1, 2002, as prepared by GLJ.

Agreements and Reports Related to AEMI and the Internalization Transaction:

i) The Information Circular;

ii) The Share Purchase Agreement;

iii) Audited financial statements of AEMI as at and for the years ended March 31, 2002 and 2001;

iv) A letter from AEMI to the Special Committee dated September 3, 2002, pertaining to, among other things, the Internalization Transaction; and

v) A letter from the Special Committee to AEMI dated September 26, 2002, pertaining to, among other things, the Internalization Transaction.

Other Information, Interviews and Discussions

i) Financial and operating information, including internal management forecasts, with respect to the Trust;

ii) Discussions with staff and management of the Trust and AEMI regarding actual and expected financial results, future budgets and business plans, current and future development projects, and abandonment and site reclamation obligations;

iii) Information regarding various hedging contracts, outstanding litigation and contingent liabilities of the Trust and outstanding litigation and contingent liabilities of AEMI;

iv) Due diligence meetings with senior officers of AEMI, legal counsel to the Trust, the auditors of the Trust and the Trust's independent engineering consultants, regarding certain business, operations, legal and other matters;

v) A letter of representation addressed to us and dated the date hereof, as to matters of fact relevant to the Internalization Transaction from senior officers of APF Energy on behalf of the Trust and senior officers of AEMI, as to the completeness and accuracy of the information upon which this Opinion is based;

vi) Discussions with the Special Committee and legal counsel to the Special Committee; and

vii) Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

ASSUMPTIONS AND LIMITATIONS

Our Opinion is subject to the assumptions, explanations and limitations described below.

With your concurrence, we have relied upon, and have assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by AEMI, APF Energy, the Trust and their respective affiliates and advisors pursuant to our engagement and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of APF Energy and AEMI have represented to us, in a letter dated the date hereof, that, among other things, the information, data and other materials (financial and otherwise) (the "Information") provided to us by or on behalf of the Trust, APF Energy and AEMI, respectively, was complete, true and correct at the date the Information was so provided, continues to be complete, true and accurate, and that since the date of all such Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Trust, APF Energy, AEMI or any of their affiliates, no material change has occurred in the Information or any part thereof, and there has been no change of any material fact which is of a nature as to render the Information untrue or misleading.

We have also assumed that the Internalization Transaction will be completed in accordance with the Share Purchase Agreement and that, except as disclosed in the Information Circular under the headings "Retention Bonus and Executive Employment Agreements", and "Escrow Agreements", no incremental salary, benefit, retention or other compensation costs for the AEMI Shareholders or the employees of AEMI who will become employees of APF Energy as a result of the Amalgamation, will be required as a result of the Internalization Transaction.

Prior to our engagement, the Special Committee determined that: (a) the Trust wished to continue receiving management services substantially similar to the services provided by AEMI pursuant to the Management Agreements; and (b) any transaction involving the acquisition of AEMI should retain the key employees of AEMI. Consequently, we were not asked, as part of our financial advisory services or in our Opinion, to consider any alternatives to the Internalization Transaction, including soliciting proposals from third parties to replace AEMI as manager of the Trust, APF Energy and their subsidiaries or terminating the Management Agreements.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Trust and AEMI as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of the Trust and AEMI and their advisors and consultants, and with members of the Special Committee. Our Opinion has been provided to the Special Committee for its use only and may not be relied upon by any other person, published or disclosed to any third party without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any Unitholder as to how such

holder should vote at the Meeting. In addition, we are not expressing any opinion as to the market price or value of the Trust Units after completion of the Internalization Transaction.

The Opinion is given as of the date hereof and CIBC World Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of CIBC World Markets after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Internalization Transaction, CIBC World Markets reserves the right to change, modify or withdraw the Opinion.

In our analyses and in connection with the preparation of this Opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Internalization Transaction, and additionally, we have assumed that all of the conditions required to implement the Internalization Transaction will be satisfied.

APPROACH TO FAIRNESS

In assessing the fairness, from a financial point of view, of the Consideration payable to AEMI Shareholders pursuant to the Internalization Transaction, CIBC World Markets considered the proforma impact of the Internalization Transaction on the cash flow, distributions and net asset value per Trust Unit under several hypothetical scenarios. We also completed a discounted cash flow analysis, where we compared the Consideration to the present value of future fees payable pursuant to the Management Agreement under several hypothetical scenarios. We also completed a review of certain precedent internalization transactions in the energy trust sector and considered various qualitative factors. The above analyses and reviews supported our fairness conclusion.

In arriving at our fairness conclusion, we have not attributed any particular weight to any specific analysis or factors considered by us, but rather have made qualitative judgements based on our experience in rendering such opinions and on the circumstances and information as a whole.

CONCLUSION

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration payable by the Trust to the AEMI Shareholders pursuant to the Internalization Transaction is fair, from a financial point of view, to the Trust.

Yours truly,
CIBC WORLD MARKETS INC.

CIBC World Markets Inc.

SCHEDULE "C"

BORROWING RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Trust Indenture be amended to include as a specific power and authority of the Trustee in Section 7.2 of the Trust Indenture the following:

> "Without limit as to amount, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so awarded or indebtedness incurred, mortgage, pledge, assign or grant a security interest in any money owing to the Trust or engage in any other means of financing the Trust or to give guarantees on behalf of the Trust or any other person, including any subsidiary of the Trust."

and to include such specific power and authority as a responsibility specifically delegated to APF Energy Inc. under Section 8.2 of the Trust Indenture.

2. The Trustee and the board of directors of APF Energy Inc. are hereby authorized to:

(a) settle the form of the amendments to the Trust Indenture in accordance with the foregoing resolution;

(b) effect all such further and consequential amendments to the Trust Indenture and other Material Contracts of the Trust (as defined in the Trust Indenture) and to cause all such further agreements to be entered into and such further documents to be executed or amended as they may consider necessary or desirable to give effect to and fully carry out the intent of the foregoing resolution.

3. Any officer or director of APF Energy Inc. be and is hereby authorized and directed, for and on behalf of the Trust, to execute and deliver all documents and do all such other acts and things as he or she may determine to be necessary or desirable to give effect to this resolution; provided that notwithstanding that this resolution is approved by the Unitholders, the board of directors of APF Energy Inc. may, at their discretion, revoke this special resolution before it is acted upon without further approval or authorization of the Unitholders.

APPENDIX I

INFORMATION CONCERNING THE TRUST

TABLE OF CONTENTS

SELECTED ABBREVIATIONS AND DEFINITIONS

In this Appendix I to the Information Circular, the abbreviations and terms set forth below have the meanings indicated:

"GJ"	Gigajoule = 0.95 mmbtu
"md"	millidarcy
"NGLs"	natural gas liquids
"bbls"	barrels
"mbbl"	1,000 barrels
"bbl/d"	barrels per day
"mstb"	thousand standard barrels
"mcf"	1,000 cubic feet
"mmcf"	1,000,000 cubic feet
"bcf"	1,000,000,000 cubic feet
"mcf/d"	one thousand cubic feet per day
"mmcf/d"	one million cubic feet per day
"BTU"	British thermal unit
"mmbtu"	one million BTUs
"boe"	barrels of oil equivalent
"mboe"	1,000 barrels of oil equivalent
"boe/d"	barrels of oil equivalent per day
"m"	meters
"km"	kilometers

Note: **For the purposes of this document, six mcf of natural gas and one bbl of NGL each equal one bbl of oil, such conversion not being based on either price or energy content.**

"APF Partnership" means APF Energy Limited Partnership.

"ARC" means Alberta Royalty Tax Credit.

"Deferred Purchase Obligation" means the ongoing obligation of the Trust to pay to APF Energy and APF Partnership, as applicable, to the extent of the Trust's available funds, the amount of the adjusted purchase price for additional Canadian resource property acquired by APF Energy and APF Partnership and of certain designated capital expenditures, as partial consideration for the royalty granted by such parties to the Trust.

"Warrant" means warrants of the Trust, each whole warrant entitling the holder thereof to acquire one Trust Unit of the Trust until May 30, 2003 in exchange for $10.65.

All dollar amounts are stated in Canadian dollars except where otherwise stated.

FORWARD LOOKING STATEMENTS

This Information Circular contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this Information Circular that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

- oil and natural gas reserve quantities and the discounted present value of these reserves;
- the amount and nature of our capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced;
- timing and amount of future production;

- operating and other costs;
- expectations regarding the ability to raise capital and to continually add reserves through acquisitions and developments;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the impact of general economic conditions;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the timing and success of integrating the business and operations of acquired companies.

These factors should not be considered exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this Information Circular.

APF ACQUISITION TRUST

APF Acquisition Trust is an open-end unincorporated commercial trust. APF Acquisition Trust was formed pursuant to a trust agreement dated May 30, 2002. This trust is wholly-owned by the Trust. The asset of APF Acquisition Trust is a 99% interest in the APF Partnership. The head and principal office of APF Acquisition Trust is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF ENERGY LIMITED PARTNERSHIP

APF Partnership is a limited partnership formed in the Province of Alberta. APF Partnership was formed pursuant to a limited partnership agreement dated May 23, 2002, as amended and restated. 990009 Alberta Inc. is the general partner with a 1% interest in the partnership and APF Acquisition Trust, through its trustee, is the limited partner with a 99% interest in the partnership. APF Partnership was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. The head and principal office of APF Partnership, and its registered office is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders, prior to giving any effect to the Internalization Transaction.


Unitholders
Cash Distributions
Management Services
APF Energy Trust
APF Acquisition Trust, by its trustee
APF Energy Management Inc.
Cash flow in the form of Royalties
990009 Alberta Inc.
Management Services
Limited Partner (99%)
Cash flow in the form of Royalties
Management Services
APF Energy Inc. holds oil and gas assets to generate cash flow
Portion of cash flow withheld to fund:
APF Energy Limited Partnership holds oil and gas assets to generate cash flow
General Partner
1%
- Reclamation Fund
- Deferred Purchase Obligation amounts
- Reasonable investment purposes

RECENT DEVELOPMENTS

Acquisition of Kinwest Resources Inc. and Sellco

On May 30, 2002, APF Energy acquired all of the common shares of Kinwest and its joint venture partner, Sellco, in accordance with an arrangement agreement dated April 16, 2002 among the Trust, APF Energy and Kinwest and a share purchase agreement dated April 16, 2002 among the Trust, APF Energy and the vendors of the shares of Sellco. The aggregate consideration was approximately $57 million. The purchase price was satisfied by the payment of approximately $13.0 million in cash and the issuance by the Trust of 3,385,510 Trust Units at a deemed price of $10.15 per Trust Unit, together with 1,692,755 Warrants. APF also assumed Kinwest's debt, net of working capital, of approximately $9.8 million. At the time the acquisition added approximately 2,000 boe/d of production in southeast Saskatchewan and Alberta, approximately 85% of which is operated. On May 30, 2002, APF Energy, Kinwest and Sellco, were amalgamated, with the resulting entity continuing to carry on business under the name "APF Energy Inc.".

Acquisition of Oil and Gas Property by APF Partnership

On May 30, 2002 APF Partnership made its initial acquisition of oil and gas properties for approximately $25 million. These properties were originally acquired by APF Energy from Kinwest and Sellco and an immediate disposition was made to APF Partnership. See "Recent Developments – Acquisition of Kinwest Resources Inc. and Sellco". Payment for the properties was made by the issue of a promissory note and the issue of one limited partnership unit to APF Energy.

APF Partnership has entered into a royalty agreement dated May 30, 2002 whereby it granted a Royalty on its oil and gas properties to the Trust, in consideration for which the Trust agreed to make payment of the Deferred Purchase Obligation. APF Partnership also entered into a management agreement dated May 30, 2002 with the Manager pursuant to which the Manager provides administrative

and advisory services and is entitled to payment of fees on a substantially similar basis to the fees paid by APF Energy to the Manager.

Amendment of Credit Facilities

APF Energy executed a credit agreement dated July 19, 2001 amended as of July 31, 2001, March 13, 2002 and May 30, 2002 with a syndicate of Canadian resident financial institutions. The total facility is $100 million, comprised of a revolving demand credit facility. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the greater of the bank's prime rate and an average annual rate, plus the applicable margin from 0.125% to 1.5%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.125% to 2.5%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 at the U.S. base rate plus the applicable margin from 0.125% to 1.5%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 at the LIBOR rate plus the applicable margin from 1.125% to 2.5%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.125% to 2%. The "applicable margin" is based on a sliding scale tied to APF Energy's debt to cash flow ratio. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders, which at June 30, 2002 was $100 million. The credit facility is secured by a $175,000,000 principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy and a floating charge on all of the other property of APF Energy and a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner and the Trust, together with a $175,000,000 principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by the Trust. As well, all amounts owing by APF Energy and APF Partnership (including the Royalty) has been subordinated and postponed to amounts owing under the credit facility.

Acquisition of Paddle River Property

APF Energy has entered into an agreement to purchase properties with primarily gas production in the Paddle River area of West Central Alberta for $24.2 million. The effective date of the transaction is October 1, 2002 with closing scheduled for early December. This acquisition will add 1,015 boe/d, comprised of 5,000 mcf/d of natural gas and 182 bbls/d of liquids. A compressor optimization project at the Paddle River Gas Plant will increase production by approximately 970 mcf/d gas and 46 bbls/d liquids production net to APF Energy. Paddle River is proximal to APF Energy's Sakwatamau property and is characterized by year round access, favorable transaction metrics, low operating costs and is located near major oil and gas infrastructure. This transaction includes approximately 44,600 acres of land with an average working interest of 65%, and offers development potential with the Pekisko and the Nordegg formations being the major productive horizons.

Other Issues

The Trust has received a comment letter from the Alberta Securities Commission ("Commission") regarding certain accounting items. The Commission is questioning whether the Manager's 1.5% capital acquisition fee should be expensed rather than capitalized and whether the purchase of an oil and gas company should be accounted for as a business acquisition rather than the purchase of assets. Management believes that it has accounted for these items correctly, however, the Commission may require adjustments for these items when they have resolved all issues related to these comments.

INFORMATION CONCERNING KINWEST AND THE SELLCO PROPERTIES

Principal Producing Properties

The following is a description, by area, of the principal producing oil and natural gas properties acquired by APF Energy on its acquisition of Kinwest and Sellco. APF Energy now operates the properties that were operated by Kinwest at the date of acquisition. Approximately 85% of this production and reserve base is now operated by APF Energy. The interest of Kinwest and Sellco in these properties was evaluated by Gilbert Laustsen Jung Associates Ltd., independent petroleum engineering consultants of Calgary, Alberta ("GLJ") in their report originally dated November 30, 2001 and made effective October 1, 2001 and mechanically updated to October 1, 2002 in a report dated September 23, 2002 (the "Kinwest/Sellco Reserve Report"). The Kinwest/Sellco Reserve Report does not take into account any development or optimization initiatives on the properties acquired from Kinwest or Sellco since October 1, 2001, but production from the properties since that date has been backed out of the reserve data. All reserve data presented under this heading is based on the Kinwest/Sellco Reserve Report. Reference should be made to the Kinwest/Sellco Reserve Report and the assumptions and other valuation criteria referred to in the "Oil and Natural Gas Reserves" section below.

Major Properties, Southeast Saskatchewan

APF Energy operates and holds working interests in six properties focused in southeast Saskatchewan. The combined ownership by Kinwest and Sellco was 48% to 100%. Approximately 86% of the Kinwest/Sellco reserve base was located in southeast

Saskatchewan. Production facilities are in place on the properties located at Alameda, Arcola, Buffalo Head, Handsworth, Macoun and Workman. All properties produce Mississippian oil and have future development potential. APF Energy holds minor interests in four non-operated properties at Benson, Ingoldsby, McTaggart and Wilmar, of which Benson has future development potential. Southeast Saskatchewan represented 82% of 2001 year end exit rate production and 86% of established reserves for Kinwest and Sellco.

Alameda, Saskatchewan

APF Energy operates the Central and North Alameda units with a 100% working interest plus eight non-unit wells with 75% to 100% working interests, respectively. APF Energy also has non-operated working interests of 20.9% in the Alameda Midale Beds Voluntary Unit #1, and an 18.8% to 59.4% working interest in three other wells. The Alameda North and Central units produce from eighteen wells drilled into the Midale zone. Both units are water flooded with nine injection wells. Kinwest refurbished the existing battery facilities in 1996. The property produces approximately 195 bbl/d.

Kinwest drilled four vertical and two horizontal non-unit wells and one horizontal well with a sidetrack leg within the Central unit. Several potential vertical and horizontal non-unit and unit area drilling locations plus recompletion opportunities exist for both the Midale and Frobisher zones.

Arcola, Saskatchewan

APF Energy has a 48.3% working interest and operates nine producing oil wells that are pipeline connected to a battery located in 15-21-8-3 W2M. Battery facilities include a treater, saltwater disposal system and oil storage. Saltwater is disposed at 13-22-8-3 W2M. Oil is sold by shipping via pipeline from the lease and gas conserved and sold through the Steelman gas plant. Production is obtained from the Alida Beds and is characterized as stable, high quality and long term. Production from the property is 105 bbl/d.

Upside potential exists through two additional proposed horizontal infill wells in different Alida stratigraphic zones on the interest lands. One additional horizontal location is located near the lease boundary and will require pooling with the offsetting interest owners.

Buffalo Head, Saskatchewan

The Buffalo Head property is 100% owned and operated by APF Energy. The main battery is located at 1-24-7-5 W2M, where oil produced from the Frobisher Alida zone is sold via pipeline, gas is conserved and sold, and water is disposed at 6-13-7-5 W2M. Oil and water emulsion from five single wells batteries is trucked to the main battery for processing and sale. Buffalo Head produces 60 bbl/d.

Several Alida horizontal development infill and lower risk exploration step-out well locations have been identified on interest lands using 3-D seismic. In 2001 additional lands were purchased by Kinwest offsetting the producing acreage, which require further 3-D seismic coverage to evaluate Mississippian drilling potential.

Handsworth, Saskatchewan

APF Energy holds a 100% working interest at both the North and South Handsworth areas that produce medium quality Alida oil. North Handsworth has 23 oil wells, five shut-in wells and one water disposal well. South Handsworth produces from six oil wells, has one shut-in well and one water disposal well. At North Handsworth, produced fluids are treated at a battery at 9-36-10-8 W2M and at the battery at 7-21-10-7 W2M in the South Handsworth pool area. Facilities at both locations include emulsion treating oil and water storage and water disposal. Water is disposed at 11-25-10-8 W2M and 7-21-10-7 W2M respectively. Solution gas is not conserved. Kinwest drilled one new and two re-entry horizontal wells at North Handsworth and one new and one horizontal re-entry well at South Handsworth. The Handsworth area produces 265 bbl/d.

Based on 3-D seismic evaluation, up to seven potential horizontal development locations exist. Three new and two re-entry horizontal drilling locations exist at North Handsworth, and two new horizontal development locations could be drilled at South Handsworth. A reservoir simulation study conducted in 1997 by an independent engineering consultant suggests that significant production and incremental reserves may be obtained at North Handsworth by implementing a water flood injection scheme and continuing the infill drilling program.

Macoun, Saskatchewan

The Macoun property produces medium gravity Mississippian Midale zone oil from seven horizontal and six vertical wells and Winnipegosis oil from one non-operated oil well. APF Energy operates the wells and battery facilities and holds a 100% working interest. The main battery is located at 8-22-4-9 W2M with a satellite facility at 4-23-4-9 W2M. Oil is shipped via pipeline and gas

conserved. The majority of production and reserves are obtained from the Vuggy zone. Two older Vuggy horizontal wells also produce Marly zone oil from perforations through casing of the original Vuggy horizontals. Kinwest drilled two Marly horizontal wells in the original pool area and one Vuggy re-entry horizontal. Three new Vuggy horizontal wells have also been drilled in the eastern area of the interest lands in the Macoun Midale pool. The Macoun area produces 465 bbl/d.

The three new Vuggy horizontal wells are drilled into a structurally high and fault isolated compartment of the pool that has near original condition reservoir pressure versus the lower, depleted pressure encountered in the wells on owned lands at the western side of the pool. The recent drilling, combined with 3-D seismic reprocessing and interpretation confirms a potentially high productivity and reserves multi-horizontal well and water flood Midale Vuggy development project.

Upside potential exists in the Macoun pool area. In the east area of the interest lands, up to eight new horizontal, one vertical and one horizontal re-entry infill development locations may be drilled. In the west pool area, two potential Marly and one Vuggy horizontal location have been identified using 3-D seismic.

Workman, Saskatchewan

APF Energy operates the Workman Voluntary Unit #3 with a 72.5% interest. Effective January 1, 2000 Kinwest acquired operatorship of the offsetting 9-24 non-unit battery with a 100% working interest. The unit produces Mississippian, Frobisher zone light oil and is comprised of a battery at 11-25-1-32 W1M and 22 producing wells and four shut-in wells. Kinwest acquired its interest in 1999 and subsequently obtained regulatory approval for a water flood. In 2000 a water source well was completed and tested, four wells converted to inject water into the Frobisher zone and injection facilities installed at the battery. In 2001 a horizontal well was drilled within the unit. Upside potential exists through the water flood and up to seven additional potential Frobisher horizontal wells. Current production is 165 bbl/d.

Major Properties, Alberta

APF Energy holds interests in two operated properties in the Brazeau River area in west Central Alberta. Both properties produce oil and gas from the Basal Belly River formation and have further development drilling, recompletion and water flood potential.

Peco, Alberta

At Peco, APF Energy operates and holds working interests ranging from 50% to 100% in two and one-quarter sections of land. APF Energy also holds a 37.8% non-operated interest in two and three-quarters sections of land. The property is developed with 15 oil and gas wells producing primarily from the basal Belly River "C" and "K", and also from the "H", "J" and "O" pools. Solution gas is conserved and sold through a partly owned facility at 11-15-47-15 W5M. Kinwest equipped and tied-in one gas well, reactivated one oil well and recompleted one non-producing oil zone in an existing oil well. Upside potential exits in recompleting the "C" and "K" zones in certain wells and by horizontal infill drilling of both the "C" and "K" zones and ultimately by water flood to provide pressure maintenance to enhance production and recoverable reserves. Peco produces 155 boe/d.

Nipac, Alberta

Nipac produces from the basal zone of the Belly River "E" and "F" pools. APF Energy operates and holds a 100% working interest in nine oil wells, two gas wells and two shut-in wells plus a royalty in three non-operated wells. Kinwest equipped and tied-in two Belly River oil wells, one Belly River gas well and one Rock Creek gas well in February 1999. Kinwest later acquired and reprocessed a 3-D seismic program that showed several infill drilling and pool extension opportunities. Kinwest drilled a successful horizontal re-entry well at 14-26-48-14 W5M. Six to eight potential new and re-entry horizontal infill drilling locations could be drilled as well as implementation of a water flood to increase production and recoverable reserves. Nipac produces 100 boe/d.

Summary of Principal Properties of Kinwest and Sellco

The following is a summary of the principal properties acquired through Kinwest and Sellco as at October 1, 2002.

Kinwest and Sellco Principal Properties	Average Working Interest (%)	Field Operator(s)	Kinwest/Sellco Established Reserves[1] (Mboe)	Number of Gross Wells (Producing)[2]	Number of Net Wells (Producing)[3]
Saskatchewan					
Arcola	48%	APF Energy	513	10(9)	4.8(4.3)
Alameda	83%	APF Energy /Midale	1088	40(37)	33.2(30.7)
Handsworth	100%	APF Energy	1324	35(29)	35.0(29.0)
Macoun	100%	APF Energy /Pennwest	1421	15(12)	15.0(12.0)
Buffalo Head	100%	APF Energy	376	11(10)	11.0(10.0)
Workman	73%	APF Energy	920	29(25)	21.2(18.3)
Other	9%	Various	396	81(72)	7.3(6.5)
			6,038	221(194)	127.5(110.8)
Alberta					
Nipac	100%	APF Energy	232	13(11)	13.0(11.0)
Peco	54%	APF Energy /Signalta	484	15(12)	8.1(6.5)
Other	34%	Various	313	25(22)	8.5(7.5)
			1,029	53(45)	29.6(25.0)
TOTAL			7,066	274(239)	157.1(135.8)

Notes:

(1) Established Reserves represent proven plus risked probable reserves.
(2) The figures in brackets under the column indicate the number of producing wells.
(3) Net producing wells are the number of gross producing wells multiplied by the working interest of APF Energy in the wells.

Oil and Natural Gas Reserves – Kinwest and Sellco Properties

GLJ prepared the Kinwest/Sellco Reserve Report which is summarized in the tables below. See "Principal Producing Properties". **The present worth values of probable reserves have been reduced by 50% to reflect the degree of risk associated with the recovery of such reserves. It should not be assumed that the estimated present worth values of net production revenue contained in the following tables represents the fair market value of the reserves. All evaluations have been stated prior to any provision for income taxes and general and administrative costs. There is no assurance that the price and cost assumptions contained in the constant price and cost and escalating price and cost assumption cases will be attained and variances could be material.**

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Price Assumptions)

	Kinwest/Sellco Interest in Reserves						Present Worth of Future Net Pre-Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)		Undis-counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net		10%	15%	20%
							($000)		($000)	
Proved										
Producing	3,838	3,322	1,961	1,609	40	28	56,891	34,450	29,478	26,034
Non-Producing	1,296	1,154	574	464	10	7	20,609	13,404	11,441	9,995
Total Proved	5,134	4,476	2,535	2,073	50	35	77,500	47,854	40,919	36,029
(Risked)										
Probable Additional	1,361	1,156	532	431	10	7	21,525	9,336	7,353	6,124
TOTAL	6,495	5,632	3,067	2,504	60	42	99,025	57,190	48,272	42,153

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows

(Based on Constant Price Assumptions)

	Kinwest/Sellco Interest in Reserves						Present Worth of Future Net Pre-Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)		Undis-counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net		10%	15%	20%
							($000)	($000)		
Proved										
Producing	3,888	3,356	2,024	1,662	43	30	85,482	49,914	41,881	36,338
Non-Producing	1,341	1,191	602	486	11	7	30,884	19,703	16,730	14,562
Total Proved	5,229	4,547	2,626	2,148	54	37	116,366	69,617	58,611	50,900
(Risked)										
Probable Additional	1,391	1,176	558	451	10	8	30,435	13,225	10,388	8,623
TOTAL	6,620	5,723	3,184	2,599	64	45	146,801	82,842	68,999	59,523

Notes:

(1) As a result of rounding, certain column amounts may not add to the corresponding total amount set out in the tables.

(2) "Crude Oil" is a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

"Natural Gas" refers to the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

"Natural Gas Liquids" refer to those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

"Gross Reserves" means the total of the Kinwest/Sellco working interests and/or royalty interests share of reserves before deducting royalties owned by others.

"Net Reserves" means the total of the Kinwest/Sellco working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

"Royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question have been employed.

"Proved Reserves" means those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

"Possible Reserves" means those reserves which cannot be classified as either proved or probable at the present time because of relatively high uncertainty but which could reasonably be expected to be recovered with additional successful drilling and/or optimum production performance.

"Proved Producing Reserves" means those proved reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

"Proved Non-Producing Reserves" means those reserves that are not classified as producing.

(3) The escalated price and cost case assumes the continuance of current laws and regulations and any increases in selling prices also accounts for inflation. The product price forecasts used are as follows:

Natural Gas
Effective October 1, 2002

Year	US Gulf Coast Gas Price @ Henry Hub Constant 2002 $ $US/mmbtu	US Gulf Coast Gas Price @ Henry Hub Then Current $US/mmbtu	Midwest Price @ Chicago Then Current $US/mmbtu	AECO-C Spot Then Current $Cdn/mmbtu	Alberta Plant Gate Spot Constant 2002 $ $/mmbtu	Alberta Plant Gate Spot Then Current $/mmbtu	Alberta Plant Gate ARP $/mmbtu	Alberta Plant Gate Aggregator $/mmbtu	Alberta Plant Gate Alliance $/mmbtu	Saskatchewan Plant Gate SaskEnergy $/mmbtu	Saskatchewan Plant Gate Spot $mmbtu	Sumas Spot $US/mmbtu	British Columbia CanWest Plant Gate $/mmbtu	British Columbia Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
Forecast																
2002 Full Year	3.20	3.20	3.25	4.00	3.85	3.85	3.70	3.45	3.60	3.95	4.05	2.65	3.55	3.85	27.25	-0.60
2002 Q4	3.75	3.75	3.90	5.05	4.85	4.85	4.65	4.20	4.55	4.80	5.05	3.50	4.80	5.00	31.00	5.00
2003	3.70	3.75	3.90	5.05	4.80	4.85	4.75	4.45	4.45	4.90	5.05	3.50	4.70	4.90	31.50	5.00
2004	3.50	3.60	3.80	4.70	4.35	4.50	4.45	4.35	4.15	4.60	4.70	3.35	4.45	4.50	35.00	8.50
2005	3.50	3.65	3.90	4.70	4.30	4.50	4.50	4.50	4.10	4.65	4.70	3.40	4.50	4.50	40.00	14.50
2006	3.50	3.70	3.95	4.70	4.25	4.50	4.50	4.50	4.15	4.65	4.70	3.45	4.50	4.50	45.00	21.00
2007	3.50	3.75	4.00	4.70	4.20	4.50	4.50	4.50	4.20	4.65	4.70	3.45	4.50	4.50	46.00	22.00
2008	3.50	3.80	4.05	4.70	4.10	4.50	4.50	4.50	4.30	4.65	4.70	3.45	4.50	4.50	47.00	23.50
2009	3.50	3.90	4.10	4.75	4.10	4.55	4.55	4.55	4.35	4.70	4.75	3.50	4.55	4.55	48.00	25.00
2010	3.50	3.95	4.20	4.80	4.10	4.60	4.60	4.60	4.45	4.75	4.80	3.55	4.60	4.60	49.00	27.00
2011	3.50	4.00	4.25	4.90	4.10	4.70	4.70	4.70	4.55	4.85	4.90	3.60	4.70	4.70	50.00	28.00
2012	3.50	4.05	4.30	4.95	4.10	4.75	4.75	4.75	4.60	4.90	4.95	3.65	4.75	4.75	51.00	29.50
2013+	3.50	+1.5%/yr	+1.5%/yr	+1.5%/yr	4.10	+1.5%/yr				Escalate at 1.5% per year					+1.5%/yr	

Notes:

(a) Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
(b) The plant gate price represents the price before raw gas gathering and processing charges are deducted.
(c) Spot refers to weighted average one month price.

Crude Oil
Effective October 1, 2002

Year	Exchange Rate $US/$Cdn	West Texas Intermediate Crude Oil at Cushing Oklahoma Constant 2002$ $US/bbl	West Texas Intermediate Then Current $US/bbl	Brent Blend Crude Oil FOB North Sea Constant 2002 $ $US/bbl	Brent Blend Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3% S) at Edmonton Constant 2002 $ $Cdn/bbl	Light, Sweet Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Constant 2002 $ $Cdn/bbl	Bow River Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Constant 2002 $ $Cdn/bbl	Heavy Crude Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0% S) at Cromer Constant 2002 $ $Cdn/bbl	Medium Crude Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2002 Full Year	0.640	25.75	25.75	24.75	24.75	39.75	39.75	32.50	32.50	27.25	27.25	34.75	34.75	17.00	20.50	26.00	40.00
2002 Q4	0.640	28.00	28.00	26.50	26.50	42.75	42.75	34.75	34.75	29.25	29.25	36.75	36.75	17.00	24.75	30.75	43.25
2003	0.650	23.75	24.00	22.25	22.25	35.50	36.00	29.00	29.50	24.25	24.50	32.00	32.50	17.00	23.25	24.25	36.50
2004	0.670	20.50	21.00	19.00	19.50	29.50	30.50	23.75	24.50	19.00	19.50	26.25	27.00	15.75	19.50	20.50	31.00
2005	0.690	20.00	21.00	18.75	19.50	28.25	29.50	23.00	24.00	18.50	19.25	25.25	26.50	15.75	18.50	19.50	30.00
2006	0.700	20.00	21.25	18.50	19.75	27.75	29.50	22.50	24.00	18.25	19.25	25.00	26.50	15.75	18.50	19.50	30.00
2007	0.700	20.00	21.75	18.75	20.25	27.75	30.00	22.75	24.50	18.25	19.75	25.00	27.00	15.75	19.00	20.00	30.50
2008	0.700	20.00	22.00	18.75	20.50	28.00	30.50	22.75	25.00	18.50	20.25	25.25	27.50	15.75	19.50	20.50	31.00
2009	0.700	20.00	22.25	18.75	20.75	28.00	31.00	23.00	25.50	18.75	20.75	25.25	28.00	15.75	19.75	21.00	31.50
2010	0.700	20.00	22.50	18.75	21.00	28.00	31.50	23.00	26.00	18.75	21.25	25.25	28.50	16.00	20.25	21.50	32.00
2011	0.700	20.00	23.00	18.75	21.50	28.00	32.00	23.25	26.50	19.00	21.75	25.25	29.00	16.25	20.50	22.00	32.50
2012	0.700	20.00	23.25	18.75	21.75	28.00	32.50	23.25	27.00	19.25	22.25	25.50	29.50	16.50	20.75	22.50	33.00
2013+	0.700	20.00	+1.5%/yr	18.75	+1.5%/yr	28.00	+1.5%/yr	23.25	+1.5%/yr	19.25	+1.5%/yr	25.50	+1.5%/yr		Escalate at 1.5% per year		

Notes:

(4) Operating and capital costs were escalated from 2001 base levels at 1.5% per annum.
(5) Economic forecasts were prepared for each property on a before income tax basis.
(6) Alberta gas cost allowance and Jumping Pound allowances on remaining undepreciated capital basis were included in the economic evaluation. Mineral taxes on freehold interests were also included.
(7) Royalty credits under the ARC plan have been included in the analysis at the property level where individual wells qualify for ARC.
(8) Field administrative expenses payable by Kinwest/Sellco were included in the operating cost forecasts of the properties. Office administrative expenses and overhead recovery were not included in the above analysis.
(9) Estimates for well abandonments, facility abandonment and site restoration have not been included in the above analysis.
(10) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the Kinwest/Sellco Reserve Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted.

Production History

The following table summarizes the working interest production of oil, condensate and natural gas from the properties acquired from Kinwest and Sellco for the periods indicated.

	Five Months Ended May 31, 2002	Years Ended December 31		
		2001	2000	1999
Oil and NGLs (bbls)	267,211	583,348	456,902	265,277
Average Daily Production (bbl/d)	1,770	1,598	1,252	727
Natural Gas (mcf)	226,820	576,179	579,437	730,000
Average Daily Production (mcf/d)	1,502	1,578	1,588	2,000
Total Petroleum Substances (boe)	305,014	679,378	553,475	386,944
Average Daily Production (boe/d)	2,020	1,861	1,516	1,060

Estimated Production

The following table summarizes the working interest production of oil, condensate and natural gas for the periods indicated, as derived from the Kinwest/Sellco Reserve Report.

	Years Ending December 31			
	Q4 2002	2003	2004	2005
Oil and NGLs (bbls)	172,000	700,000	565,000	462,000
Average Daily Production (bbl/d)	1,889	1,917	1,548	1,266
Natural Gas (mcf)	131,000	426,000	313,000	261,000
Average Daily Production (mcf/d)	1,439	1,167	858	715
Total Petroleum Substances (boe)	194,000	771,000	617,000	506,000
Average Daily Production (boe/d)	2,129	2,111	1,691	1,385

Notes:

(1) The above production figures relate to the Kinwest/Sellco (now APF Energy) corporate interest. Sellco production is approximately 44% of the interest set forth above. Production for acquired properties is included from the date of acquisition and production from properties disposed is included only to the date of disposition.

(2) The Kinwest/Sellco Reserve Report estimates production for future years, based on Proved Reserves, as set forth above. Estimated future production will not necessarily represent actual amounts. GLJ relied on information provided by Kinwest (now APF Energy). Long term estimates are less reliable than estimates made for the short term.

Producing Wells

The number of wells on the principal properties in which Kinwest and Sellco had an interest as at October 1, 2002 and which they considered capable of production are set out in the following table:

	Producing(1)(6)				Shut-in(2)				Other(5)	
	Oil		Gas		Oil		Gas			
	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)
TOTAL	227	132	12	4	11	1	2	0	22	20

Notes:

(1) Information provided by APF Energy, based on information in the Kinwest/Sellco Reserve Report.
(2) "Shut-in" wells means wells which are not producing but which APF Energy considers to be capable of production.
(3) "Gross" wells means the number of wells on the properties in which APF Energy has an interest.
(4) "Net" wells means the number of gross wells multiplied by the net working interest share of APF Energy therein.
(5) "Other" wells include injection wells, disposal wells and service wells.
(6) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Undrilled Acreage

No value has been attributed to undeveloped acres of the properties of Kinwest and Sellco as follows: 37,800 gross (24,600 net) acres in Saskatchewan and 10,120 gross (5,470 net) acres in Alberta.

EFFECT OF THE ACQUISITIONS ON THE TRUST/APF ENERGY

Selected Financial and Pro-Forma Financial Information

The following table sets out certain financial information for the Trust and APF Energy, Kinwest and the Sellco Properties, Alliance and the Saskatchewan Properties and pro-forma consolidated financial information for the Trust/APF Energy after giving effect to the acquisition of Kinwest, Sellco, Alliance and the Saskatchewan Properties and certain other adjustments. **The following information should be read in conjunction with the unaudited Pro-Forma Consolidated Financial Statements of the Trust set forth under "Pro-Forma Statements".**

	For the year ended December 31, 2001				
	The Trust/APF Energy	Alliance(1)	Saskatchewan Properties(1)	Kinwest/Sellco Properties	Pro-Forma Consolidated
($ thousands)	(audited)(3)	(audited)(3)	(audited)(3)	(audited)(3)	(unaudited)
Oil and natural gas sales (net of royalties)	54,675	4,104	6,792	18,302	83,873
Operating expenses	13,086	721	2,291	5,547	21,645
Operating income for the year	13,319	2,288	4,653	9,147	17,793

	For the six month period ended June 30, 2002		
	The Trust/APF Energy	Kinwest/Sellco Properties(2)	Pro-Forma Consolidated
($ thousands)	(unaudited)	(unaudited)	(unaudited)
Oil and natural gas sales (net of royalties)	29,670	8,204	37,875
Operating expenses	8,306	1,959	10,265
Operating income for the period	3,090	2,253	4,611

See pro-forma statements for adjustments.

Notes:

(1) Financial information for Alliance is for the three months ended February 28, 2001 and for the Saskatchewan Properties is for the four months ended April 30, 2001.

(2) Financial information for Kinwest/Sellco is for the five months ended May 30, 2002.

(3) Financial information, while not audited, is obtained from audited financial statements.

The pro-forma information does not include acquisitions that are not deemed to be significant acquisitions (including the proposed Internalization Transaction).

Selected Actual Operational Information

The following table sets forth certain operational information with respect to the Trust and APF Energy and Kinwest and the Sellco Properties as at and for the periods indicated.

	APF Energy[2]	Kinwest/Sellco Properties
Proved Reserves[1][2]		
(before royalties)		
Crude oil and NGLs (mbbl)	11,740	5,185
Natural gas (mmcf)	44,141	2,535
Established Reserves[1][2]		
(before royalties)		
Crude oil and NGLs (mbbl)	13,545	6,555
Natural gas (mmcf)	50,984	3,067
Present Worth Value of Reserves ($000)[1][2]		
(Escalated Prices, 10% discount rate)		
Proved Reserves	142,611	47,854
Established Reserves	157,867	57,190
Production		
(before royalties, year ended December 31, 2001)[2]		
Crude oil and NGLs (bbl/d)	4,271	1,598
Natural gas (mcf/d)	15,529	1,578
Oil equivalent (boe/d at 6 mcf/boe)	6,936	1,861
Production		
(before royalties, six months ended June 30, 2002)[3]		
Crude oil and NGLs (bbl/d)	4,630	1,475
Natural gas (mcf/d)	17,876	1,252
Oil equivalent (boe/d at 6 mcf/boe)	7,609	1,683
Undeveloped Land Holdings		
(net acres, as at December 31, 2001)	109,513	30,070

Notes:

(1) The proven and probable reserve volumes and values for the properties of Kinwest and Sellco are based upon the Kinwest/Sellco Reserve Report and for APF Energy are based upon a report of GLJ effective January 1, 2002, as summarized in the AIF.
(2) APF Energy includes Alliance and the Saskatchewan Properties.
(3) APF Energy includes Kinwest/Sellco Properties for the month of June 2002.

TRADING HISTORY

The outstanding Trust Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". The following table sets forth the high and low closing prices and the aggregate volume of trading of the Trust Units as reported by the TSX for the periods indicated.

	Price Range		
Period	High ($)	Low ($)	Volume
2000			
First Quarter	8.20	7.05	331,771
Second Quarter	8.70	7.00	466,103
Third Quarter	9.45	8.10	815,800
Fourth Quarter	10.40	8.50	906,341
2001			
First Quarter	10.70	9.65	2,540,424
Second Quarter	13.40	9.62	3,803,100
Third Quarter	11.50	9.01	2,424,493
Fourth Quarter	10.65	8.75	2,874,300
2002			
First Quarter	10.99	9.35	4,023,753
Second Quarter	11.19	10.08	4,366,545
July	10.80	10.11	1,736,176
August	10.89	10.27	697,071

Period	Price Range High ($)	Price Range Low ($)	Volume
September	10.68	10.39	1,181,344
October	10.71	9.70	1,298,700
November 1 - 15	10.37	9.85	628,113

On November 15, 2002, the closing price of the Trust Units on the TSX was $9.89.

COMBINED CAPITALIZATION OF THE TRUST AND APF ENERGY

The following table sets forth the capitalization of the Trust and APF Energy as at June 30, 2002 and as at September 30, 2002.

	Authorized	As at June 30, 2002 (unaudited)	As at September 30, 2002 (unaudited)
Bank Debt[(1)]	$100,000,000	$63,000,000	$61,000,000
Common Shares..................	Unlimited	10	10
Trust Units[(2)(3)]	500,000,000	$205,657,834 (22,267,068 Trust Units)	$205,673,287 (22,268,734 Trust Units)

Notes:

(1) As at the date hereof, APF Energy has a syndicated credit facility to a maximum of $100 million, to be reviewed annually, with the next review to be conducted between April 30, 2003 and June 30, 2003. Amounts borrowed are available as an operating demand loan by way of Canadian dollar loans, Bankers' Acceptances, U.S. dollar loans, LIBOR loans and Letters of Credit and Letters of Guarantee. See "Recent Developments – Amendment of Credit Facilities". As at September 30, 2002, $61.0 million was drawn under APF Energy's operating demand loan. Security for amounts outstanding is provided by an assignment of material natural gas contracts and a demand debenture in the face amount of $175,000,000 containing a first fixed charge on the oil and natural gas properties of APF Energy and a first floating charge on all of its other properties. A general assignment of book debt is also registered in all provinces of operation of APF Energy.

(2) The Trust has also issued 253,362 options to purchase Trust Units to directors, officers and employees of APF Energy and the Manager. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "Incentive Plan"), approved by Unitholders at the annual general and special meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Circular, which is incorporated by reference in this Information Circular. See "Documents Incorporated by Reference". 375,433 rights have been issued under the Incentive Plan as at the date hereof.

(3) The Trust has also issued Warrants to acquire 1,692,755 Trust Units as partial payment for all of the shares of Kinwest and Sellco.

(4) On a combined cumulative basis, distributions exceeded retained earnings by $59,315,942 and accumulated future income taxes totaled $50,605,466 as at June 30, 2002.

(5) As at June 30, 2002, the combined Unitholders' equity consisted of $205.7 million of net capital contributions, (plus $31,067,766 of retained earnings less $90,383,708 of cumulative royalty distributions declared).

RISK FACTORS

The following are certain factors related to the business of the Trust.

Business of APF Energy and APF Partnership

Purchase of Royalty

The price paid for the purchase of the Royalty in the properties of APF Energy and APF Partnership (which are collectively referred to as "APF Energy" in this section entitled "Risk Factors") is based on engineering and economic assessments made by independent petroleum engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, NGLs and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the properties, APF Energy, the Manager and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, NGLs and sulphur from those anticipated at the time of making those assessments will affect the return on the value of the Trust Units. In addition, all of those assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the Properties.

Dependence on Operators of the Properties and on Management

Distributable income, as it relates to the Royalty, is directly dependent on the continuing production of petroleum substances from the properties of APF Energy, which, in turn, is dependent in part on the managerial ability of the operators of the properties and other working interest owners. Parties other than APF Energy may be the operators of the properties and APF Energy will only have a vote in respect of the management of the properties to the extent of its working interest therein. To the extent that an operator does not appropriately perform its obligations, or the majority of the working interest owners' interests differ from those of APF Energy, income from the properties and therefore the Royalty could be reduced.

As a result of its conversion to open-end status, the Trust may make acquisitions that represent significant new businesses for it, unrelated to the Royalty. Unitholders are currently entirely dependent on the Manager and the Trust in respect of all matters relating to the properties of APF Energy, the administration of the Royalty and to other investments of the Trust.

Environmental Concerns

The operation of oil and natural gas wells involves a number of natural hazards which may result in environmental damage, blow-outs or other unexpected or dangerous conditions resulting in damage to APF Energy's property or other properties that may be acquired and possible liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean-up orders. Although APF Energy has established a reclamation fund for the purpose of funding its future environmental and reclamation obligations, there can be no assurance that the reclamation fund will be sufficient to satisfy all such obligations.

APF Energy maintains liability insurance, where available, covering risks and in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pursuant to agreements with third party operators, those operators are responsible for maintaining insurance coverage consistent with industry standards. APF Energy or other entities in which the Trust invests may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Further, liabilities may exceed the amount of insurance held. Costs incurred to repair such damage and pay such liabilities will reduce distributable income of the Trust and may make the continued operation of APF Energy's and such other entities' business uneconomic or impossible.

Price of Petroleum Substances

APF Energy's results of operations and financial condition, and therefore the amounts paid to the Trust pursuant to the Royalty, are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Trust or its management. Any decline in oil or natural gas prices could have a material adverse effect on APF Energy's operations, financial condition, economically producible reserves and the opportunities for the development of its oil and natural gas reserves. Management of APF Energy intends to enter into hedging transactions at appropriate times to manage the risk associated with oil and natural gas price fluctuations. The Manager may also manage the risk associated with changes in foreign exchange rates by causing APF Energy to, from time to time, enter into forward foreign exchange contracts. To the extent that APF Energy engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts. Distributable income of the Trust will therefore be sensitive to prevailing oil and natural gas prices.

Nature of Trust Units

Securities such as the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in APF Energy or other entities in which the Trust invests. The Trust Units are created pursuant to the Trust Indenture and represent a fractional interest in the Trust. Unitholders are not afforded the same rights and protections as are typically afforded to shareholders of a corporation under corporate legislation, including rights of dissent or the ability to seek relief from a court on the grounds of oppression or unfairness.

The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

Income Tax Considerations and Government Regulation

There can be no assurance that income tax laws and government incentive programs relating to mutual fund trusts and the oil and natural gas industry, to the extent they impact on the status of the Trust and the resource allowance, will not be changed in a manner which will adversely affect the Unitholders.

The Trust qualifies as a mutual fund trust and intends to continue to so qualify. Accordingly, Trust Units are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Tax Act.

Although the Trust intends to continue to qualify as a mutual fund trust and adhere to the foreign content limits, there are no assurances that the Trust will do so.

Borrowings of APF Energy

APF Energy currently has the right, subject to certain guidelines, to borrow funds for general corporate purposes including capital expenditures and to enable it to purchase oil and gas properties, and to pay the capital costs of properties and to secure such loans in priority to the Royalty. It is contemplated that additional credit facilities for new affiliates or subsidiaries of the Trust will be entered into from time to time. Amounts paid in respect of interest and principal on debt incurred in respect of the oil and gas properties of APF Energy and other assets or entities owned from time to time reduce distributable income of the Trust. APF Energy currently has a syndicated credit facility in the amount of $100 million, of which $63 million was drawn as of June 30, 2002. See "Combined Capitalization of the Trust and APF Energy". Borrowings, if any, variations in interest rates and scheduled principal repayments may affect the return on investment for Unitholders. Properties or other assets may be sold or realized on by the bankers of APF Energy, or otherwise disposed of if revenues are not sufficient to meet these obligations. In addition, the ability of APF Energy to borrow to make purchases or fund capital costs will depend on the availability of credit on terms acceptable to it.

Delay in Cash Distributions

Although distributable income of the Trust is paid monthly, such distributable income will not necessarily reflect accrued distributable income in such month, but rather an estimate of the actual amounts received or receivable for the period and the amount of the "Trust Reserve", being the reserve maintained out of distributable income to fund the Deferred Purchase Obligation or for other investment purposes. In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the properties of APF Energy and from the operator to APF Energy, payments between any such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to gathering systems, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment of reserves for such expenses. The timing and amount of required capital expenditures will directly affect cash distributions to Unitholders.

Potential Conflicts of Interest

There may be situations in which the interests of the Manager or any new manager of assets or entities of the Trust will conflict with those of the Unitholders, however such conflicts will be removed in the event that the Internalization Transaction is completed, as proposed. Neither the Manager nor its management carry on their full time activities on behalf of APF Energy or the Trust and, when acting on behalf of others, may at times act in contradiction to or in competition with the interests of APF Energy or the Trust. In resolving such conflicts, the Manager or any other manager of assets or entities of the Trust will be obliged to act in good faith with a view to the best interests of the Unitholders.

Circumstances may arise where members of the board of directors of APF Energy serve as directors or officers of corporations which are in competition to the interests of APF Energy or the Trust. No assurances can be given that opportunities identified by such board members will be provided to APF Energy or the Trust.

Depletion of Reserves on Properties

The Trust has certain unique attributes, which differentiate it from other traditional oil and natural gas companies. Distributable Income, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and NGLs reserves. APF Energy does not reinvest cash flow in the same manner as traditional oil and natural gas companies. Accordingly, absent capital injections, APF Energy's initial production levels and reserves will decline.

APF Energy's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on APF Energy's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, APF Energy's reserves and production will decline over time as reserves are produced.

There is strong competition relating to all aspects of the oil and natural gas industry. APF Energy actively competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than APF Energy.

There can be no assurance that the Manager, on behalf of APF Energy, (or the proposed internalized management team) will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives. The Royalty owned by the Trust will have no value when reserves from the properties of APF Energy can no longer be economically produced and, as a result, absent cash flow from other assets or entities owned by the Trust, Unitholders will have to obtain income and the return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, APF Energy's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that APF Energy is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income of the Trust will be reduced.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally and any liability will be limited to and satisfied only out of the assets of the Trust. The principal investment of the Trust is made pursuant to the royalty agreement which governs payment of the Royalty to the Trust, which contains such provisions. Notwithstanding these provisions, Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

LEGAL PROCEEDINGS

There are no material legal proceedings to which APF Energy or the Trust are subject or which are known by the Manager or APF Energy to be contemplated.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2001

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to the compilation only, the accompanying pro-forma consolidated statements of operations and cash distributions of APF Energy Trust for the year ended December 31, 2001 which have been prepared for inclusion in the Information Circular dated November 18, 2002. In our opinion, the pro-forma consolidated statements of operations and cash distributions have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the December 31, 2001 pro-forma consolidated financial statements.

(Signed) *PricewaterhouseCoopers LLP*
Chartered Accountants

Calgary, Alberta
November 18, 2002

APF Energy Trust

Pro-Forma Consolidated Statement of Operations

(Unaudited)

December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Combined Kinwest and Sellco Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	Saskatchewan Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $ (2(a))	Total $
Revenue									
Oil and natural gas	68,038,666	12,610,237	9,526,604	22,136,841	5,260,905	8,289,280	103,725,692	-	103,725,692
Royalties expense, net of ARC	(13,363,789)	(2,160,880)	(1,673,464)	(3,834,344)	(1,156,759)	(1,497,333)	(19,852,225)	-	(19,852,225)
Other operating revenue	1,885,657	-	-	-	-	152,053	2,037,710	-	2,037,710
	56,560,534	10,449,357	7,853,140	18,302,497	4,104,146	6,944,000	85,911,177	-	85,911,177
Expenses									
Operating	13,086,271	3,128,812	2,418,332	5,547,144	720,591	2,290,667	21,644,673		21,644,673
General and administrative - net	3,360,236	441,964	-	441,964	229,580	-	4,031,780	889,954(vi)	4,921,734
Management fee	1,503,291	-	-	-	-	-	1,503,291	727,685(iii)	2,230,976
Interest on long-term debt	3,047,933	464,566	-	464,566	100,550	-	3,613,049	(725,963)(ii)	2,887,086
Capital and other taxes	1,172,302	-	-	-	-	-	1,172,302	{ 329,234(iv) 342,958(vii)	1,844,494
Depletion and amortization	19,778,736	2,544,504	-	2,544,504	765,642	-	23,088,882	9,246,034(i)	32,334,916
Site restoration	1,292,645	157,738	-	157,738	-	-	1,450,383	804,014(v)	2,254,397
	43,241,414	6,737,584	2,418,332	9,155,916	1,816,363	2,290,667	56,504,360	11,613,916	68,118,276
Income before taxes	13,319,120	3,711,773	5,434,808	9,146,581	2,287,783	4,653,333	29,406,817	(11,613,916)	17,792,901
Provision for income taxes (recovery)									
Current	-	880,892	-	880,892	1,204,687	-	2,085,579	(1,756,345)(iv) (329,234)(viii)	-
Future	(5,173,528)	660,651	-	660,651	-	-	(4,512,877)		(4,512,877)
	(5,173,528)	1,541,543	-	1,541,543	1,204,687	-	(2,427,298)	(2,085,579)	(4,512,877)
Income for the year before minority interest	18,492,648	2,170,230	5,434,808	7,605,038	1,083,096	4,653,333	31,834,115	(9,528,337)	22,305,778
Minority interest	348,984	-	-	-	-	-	348,984	174,998	523,982
Net income for the year	18,143,664	2,170,230	5,434,808	7,605,038	1,083,096	4,653,333	31,485,131	(9,703,335)	21,781,796
Net income per share/unit – Basic	1.44	.33							0.98
Net income per share/unit - Diluted	1.44	.31							0.98

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Combined Kinwest and Sellco Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	Saskatchewan Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $ (2(a))	Total $
Oil and natural gas sales	68,038,666	12,610,237	9,526,604	22,136,841	5,260,905	8, 289,280	103,725,692	-	103,725,692
Other operating revenue	1,885,657	-	-	-	-	152,053	2,037,710	-	2,037,710
Gross overriding royalties and lessor's royalties	(6,128,274)	(1,005,609)	(845,951)	(1,851,560)	(534,887)	(226,063)	(8,740,784)	-	(8,740,784)
	63,796,049	11,604,628	8,680,653	20,285,281	4,726,018	8,215,270	97,022,618	-	97,022,618
Less									
Operating costs	13,086,271	3,128,812	2,418,332	5,547,144	720,591	2,290,667	21,644,673	-	21,644,673
General and administrative expense	2,893,732	441,964	-	441,964	229,580	-	3,565,276	889,954(vi)	4,455,230
Management fees	1,503,291	-	-	-	-	-	1,503,291	727,685(iii)	2,230,976
Debt services charges	3,047,933	464,566	-	464,566	100,550	-	3,613,049	(725,963)(ii)	2,887,086
Abandonment fund contribution	425,000	-	-	-	-	-	425,000	-	425,000
Capital and other taxes	1,172,302	-	-	-	-	-	1,172,302	329,234(iv) 342,958(vii)	1,844,494
Capital expenditures	16,224,837	-	-	-	-	-	16,224,837	-	16,224,837
Drawdown on credit facilities	(16,224,837)	-	-	-	-	-	(16,224,837)	-	(16,224,837)
	22,128,529	4,035,342	2,418,332	6,453,674	1,050,721	2,290,667	31,923,591	1,563,868	33,487,459
Income subject to the Royalty	41,667,520	7,569,286	6,262,321	13,831,607	3,675,297	5,924,603	65,099,027	(1,563,868)	63,535,159
99% of income subject to the Royalty	41,250,845	7,493,593	6,199,698	13,693,291	3,638,544	5,865,357	64,448,037	(1,548,229)	62,899,808
Crown charges net of ARC	(7,163,159)	(1,143,718)	(819,238)	(1,962,956)	(621,872)	(1,258,557)	(11,006,544)	-	(11,006,544)
General and administrative costs of the Trust	(466,504)	-	-	-	-	-	(466,504)	-	(466,504)
Distributable income	33,621,182	6,349,875	5,380,460	11,730,335	3,016,672	4,606,800	52,974,989	(1,548,229)	51,426,760
Repayment of capital/Working capital reserve	3,689,669	(6,349,875)	(5,380,460)	(11,730,335)	(3,016,672)	(4,606,800)	(15,664,138)	19,353,807(viii)	3,689,669

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Combined Kinwest and Sellco Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	Saskatchewan Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $	Total $
								(2(a))	
Cash available to be distributed	37,310,851	-	-	-	-	-	37,310,851	17,805,578	55,116,429
Cash distributed to date	34,973,269	-	-	-	-	-	34,973,269	17,805,578	52,778,847
Cash distribution payable	2,337,582	-	-	-	-	-	2,337,582	-	2,337,582
Actual/deemed cash distribution declared per unit	2.98	-	-	-	-	-	-	-	2.48

1. Basis of presentation

The pro-forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Alliance Energy Inc. ("Alliance"), including the Saskatchewan Properties and the purchase of Kinwest and a corporation ("Sellco") newly formed to acquire properties held by joint venture partners of Kinwest. Alliance, Kinwest and Sellco are involved in oil and gas exploration, development and production in Canada. The pro-forma consolidated financial statements have been prepared from information derived from the December 31, 2001 audited consolidated historical financial statements of the Trust, the February 28, 2001 unaudited financial statements of Alliance, (as filed with applicable regulatory authorities), the April 30, 2001 Saskatchewan Properties' unaudited schedule of revenues and operating expenses (as set out in the prospectus of the Trust dated June 21, 2001), the Kinwest December 31, 2001 audited financial statements, the December 31, 2001 audited schedule of revenues, royalties and operating expenses of Sellco and the assumptions set out in note 2 below. The pro-forma statements also give effect to the funds raised by prospectus and private placement in 2001 and the February 1, 2002 prospectus.

The Trust, Alliance and Saskatchewan Properties' financial information is incorporated by reference from filed documents of the Trust.

The Saskatchewan Properties were acquired by Alliance on April 30, 2001 following the Trust's acquisition of Alliance on April 11, 2001. The pro-forma consolidated statements of operations and cash distributions give effect to those transactions as if they occurred January 1, 2001.

The Kinwest and Sellco shares were acquired on May 30, 2002 through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco.

The pro-forma consolidated financial statements do not give effect to any purchases of any assets which do not meet the significant test rules as defined by various securities regulations.

The pro-forma consolidated financial statements do not give effect to the potential internalization of management transaction. If the transaction is completed, the related payments will be capitalized to the extent there is a continuing benefit to the Trust and expensed to the extent that amounts are period costs.

The pro-forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the arrangement. In preparing the pro-forma financial statements no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2001. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2001, the audited financial statements of Alliance Energy Inc. as at and for the year ended November 30, 2000, the audited financial statements of Kinwest Resources Inc. as at and for the year ended December 31, 2001 and the audited schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001.

APF Energy Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") will effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Energy Management Inc. ("APF Management") in respect of the management of APF and the Royalty and debt service charges. The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro-forma adjustments and assumptions

(a) The purchase of Kinwest and Sellco are both included in the Trust's consolidated balance sheet at June 30, 2002 and accordingly, no pro-forma balance sheet has been prepared at December 31, 2001.

(b) The pro-forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2001.

(i) the purchase price allocated to the Alliance capital assets, the Saskatchewan Properties, the Kinwest Properties and the Sellco properties are amortized on a unit-of-production basis;

(ii) the interest for the change in long-term debt, related to the purchases after the use of cash from the issue of Trust Units has been recorded at 7.5% per annum with no deemed principal repayments (see note 4);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current and future taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2001. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. Tax and accounting deductions for capital assets in APF Energy have been assumed to be the same;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust;

(vi) general and administrative expense for the Saskatchewan Properties is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(vii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(viii) the Pro-Forma Consolidated Statement of Cash Distributions assumes that the working capital reserve drawdown/capital reduction will remain the same as in the Trust for the year ended December 31, 2001. The distributions to royalty unitholders on a per unit basis are based on 22,219,390 Trust Units assumed outstanding for the year.

3. Royalty

The Trust follows the full cost method of accounting whereby all costs of acquiring and developing interests are capitalized.

The Royalty is depleted on the unit-of-production method based on proved reserves.

The cost of Royalty less accumulated depletion is limited to an amount equal to the estimated future net revenue from proved reserves (based on constant prices and costs at the balance sheet date) less estimated future general and administrative, financing and site restoration costs.

4. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 7,139,357 Trust Units were outstanding at December 31, 2000, with additional Trust Units of 2,870,000 issued under the February 16, 2001 prospectus, 430,500 Trust Units under the agents' over-allotment option, 901,599 Trust Units issued as part of the purchase of Alliance Energy Inc., 2,200,000 Trust Units issued under the June 21, 2001 prospectus, 850,000 under the agents' over-allotment option, 1,080,000 in a private placement in October, 2001 and 3,250,000 under the February 1, 2002 prospectus. At December 31, 2001, there were 15,583,880 Trust Units outstanding. There were 3,385,510 Trust Units and warrants to acquire 1,692,755 Trust Units issued as part of the payment for the Kinwest and Sellco shares. The Trust is also authorized to issue an unlimited number of Special Voting Units.

5. Income taxes

The Trust is a taxable trust under the *Income Tax Act* (Canada). The Trust allocates all of its income to its unitholders. Accordingly, no provision has been made for income taxes in the Trust financial statements as income taxes are the responsibility of the individual Unitholders. Income tax provision is booked for the company holding the working interest for the royalty.

6. Other significant accounting policies

See note 2 on the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2001, which are incorporated in this Information Circular by reference.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2002

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to the compilation only, the accompanying pro-forma consolidated statements of operations and cash distributions of APF Energy Trust for the six months ended June 30, 2002 which have been prepared for inclusion in the Information Circular dated November 18, 2002. In our opinion, the pro-forma consolidated statements of operations and cash distributions have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the June 30, 2002 pro-forma consolidated financial statements.

(Signed) *PricewaterhouseCoopers LLP*
Chartered Accountants

Calgary, Alberta
November 18, 2002

APF Energy Trust

Pro-Forma Consolidated Statement of Operations
(Unaudited)
June 30, 2002

	APF Energy Trust Six Months Ended June 30, 2002 $	Kinwest Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Combined $	Adjustments (Note 2(b)) $	Total $
Revenue						
Oil and natural gas	37,713,699	5,405,283	4,181,602	47,300,584		47,300,584
Royalties expense, net of ARC	(8,043,282)	(767,278)	(615,417)	(9,425,977)		(9,425,977)
Other operating revenue	722,987	-	-	722,987		722,987
	30,393,404	4,638,005	3,566,185	38,597,594	-	38,597,594
Expenses						
Operating	8,305,936	1,101,075	857,882	10,264,893		10,264,893
Compensation costs arising from sale		2,484,550		2,484,550	(2,484,550) (vi)	-
General and administrative-net	2,061,244	267,332		2,328,576	100,649 (vii)	2,429,225
Management fee	770,671			770,671	218,583 (iii)	989,254
Interest on long-term debt	964,411	152,525		1,116,936	321,464 (ii)	1,438,400
Capital and other taxes	883,962	-		883,962	284,071 (viii)	1,168,033
Depletion and amortization	13,398,402	1,020,087		14,418,489	2,158,074 (i)	16,576,563
Site restoration	918,489	67,060		985,549	134,244 (v)	1,119,793
	27,303,115	5,092,629	857,882	33,253,626	732,535	33,986,161
Operating Income	3,090,289	(454,624)	2,708,303	5,343,968	(732,535)	4,611,433
Provision for income taxes (recovery)						
Current	-	(9,142)	-	(9,142)	165,381 (iv)	-
Future	(3,921,028)	(13,232)	-	(3,934,260)	(156,239) (viii)	(3,934,260)
Income before minority interest	7,011,317	(432,250)	2,708,303	9,287,370	(741,677)	8,545,693
Minority interest	167,668			167,668	49,161	216,829
Net income for the period	6,843,649	(432,250)	2,708,303	9,119,702	(790,838)	8,328,864
Net income per unit - basic and diluted	0.370					0.374

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
June 30, 2002

	APF Energy Trust Six Months Ended June 30, 2002 $	Kinwest Resources Inc. Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Combined $	Adjustments (Note 2(b)) $	Total $
Revenue						
Oil and natural gas	37,713,699	5,405,283	4,181,602	47,300,584	-	47,300,584
Other operating revenue	722,987	-	-	722,987	-	722,987
Gross overriding and lessor's royalties	(3,139,631)	(346,079)	(286,412)	(3,772,122)	-	(3,772,122)
	35,297,055	5,059,204	3,895,190	44,251,449	-	44,251,449
Expenses						
Operating costs	8,305,936	1,101,075	857,882	10,264,893	-	10,264,893
Compensation costs arising from sale		2,484,550	-	2,484,550	(2,484,550) (vi)	-
General and administrative expense	1,974,707	267,332	-	2,242,039	100,649 (vii)	2,342,688
Management fees	770,671	-	-	770,671	218,583 (iii)	989,254
Debt service charges	964,411	152,525	-	1,116,936	321,464 (ii)	1,438,400
Capital expenditures	7,635,752	-	-	7,635,752	-	7,635,752
Drawdown on credit facilities	(7,635,752)	-	-	(7,635,752)	-	(7,635,752)
Abandonment fund contribution	220,000	-	-	220,000	-	220,000
Capital and other taxes	883,962	-	-	883,962	284,071 (viii)	1,168,033
	13,119,687	4,005,482	857,882	17,983,051	(1,559,783)	16,423,268
Income subject to the Royalty	22,177,368	1,053,722	3,037,308	26,268,398	1,559,783	27,828,181
99% of income subject to the Royalty	21,955,595	1,043,185	3,006,935	26,005,715	1,544,185	27,549,900
Crown charges – net of ARC	(4,854,616)	(421,199)	(329,005)	(5,604,820)	-	(5,604,820)
General and administrative costs of the Trust	(86,536)	-	-	(86,536)	-	(86,536)
Distributable income	17,014,443	621,986	2,677,930	20,314,359	1,544,185	21,858,544
Repayment of capital/ (working capital reserve)	485,567	(621,986)	(2,677,930)	(2,814,349)	996,166 (ix)	(1,818,183)
Cash available to be distributed	17,500,010	-	-	17,500,010	2,540,351	20,040,361
Cash distributed to date	14,159,950	-	-	14,159,950	2,540,351	16,700,301
Cash distribution payable	3,340,060	-	-	3,340,060	-	3,340,060
Actual/deemed cash distribution declared per unit	0.900					0.900

1. Basis of Presentation

The pro-forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Kinwest Resources Inc. ("Kinwest") and a corporation ("Sellco") newly formed to acquire properties held by joint venture partners of Kinwest. Kinwest and Sellco are involved in oil and gas exploration, development and production in western Canada. The pro-forma consolidated financial statements have been prepared from information derived from the June 30, 2002 unaudited consolidated historical financial statements of the Trust, the May 30, 2002 unaudited statement of operations of Kinwest and the five month May 30, 2002 unaudited statement of revenue, royalties and operating expenses of Sellco, and the assumptions set out in note 2 below.

The Kinwest and Sellco shares were purchased by the Trust through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco, each of which closed on May 30, 2002. The pro-forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2002.

The pro-forma consolidated financial statements do not give effect to any purchase of any assets that do not meet the significant test rules as defined by various securities regulators.

The pro-forma consolidated financial statements do not give effect to the recently announced internalization of management transaction. If the transaction is completed, the related payments will be capitalized to the extent there is a continuing benefit to the Trust and expensed to the extent that amounts are period costs.

The pro-forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the arrangements. In preparing the pro-forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the consolidated assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2001. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2001, the audited financial statements of Kinwest Resources Inc. as at and for the year ended December 31, 2001 and the audited schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001.

The Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") will effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Energy Management Inc. ("APF Management") in respect of the management of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro-forma adjustments and assumptions

(a) The purchase of Kinwest and Sellco are both included in the Trust's consolidated balance sheet at June 30, 2002 and accordingly, no pro-forma balance sheet has been prepared at June 30, 2002.

(b) The pro-forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2002.

(i) the purchase price allocated to the Kinwest capital assets and the Sellco properties are amortized on a unit of production basis;

(ii) the interest for the change of bank debt, related to the purchases after the use of cash from the issue of Trust Units, but excluding the proceeds of this issue, has been recorded at 5% per annum with no deemed principal repayments (see note 4);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current and future taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. Tax and accounting deductions for capital assets in APF have been assumed to be the same;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust;

(vi) compensation costs in Kinwest arising from the sale of the company have been eliminated;

(vii) general and administrative expense for Sellco is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(viii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(ix) the pro-forma consolidated statement of cash distributions assumes that the working capital reserve drawdown/reduction will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to royalty unitholders on a per unit basis are based on 22,267,068 Trust Units assumed outstanding for the period.

3. Royalty

The Trust follows the full cost method of accounting whereby all costs of acquiring and developing interests are capitalized.

The royalty is depleted on the unit-of-production method based on proved reserves.

The cost of the Royalty less accumulated depletion is limited to an amount equal to the estimated future revenue from proved reserves (based on constant prices and costs at the balance sheet date) less estimated future general and administrative, financing and site restoration costs.

4. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus and 3,385,510 Trust Units and warrants to acquire 1,692,755 Trust Units issued as part of the settlement for the Kinwest and Sellco shares. The Trust is also authorized to issue an unlimited number of Special Voting Units.

5. Income taxes

The Trust is a taxable trust under the *Income Tax Act* (Canada). The Trust allocates all of its income to its unitholders. Accordingly, no provision has been made for income taxes in the Trust financial statements as income taxes are the responsibility of the individual Unitholders. Income tax provision is booked for the company holding the working interest for the royalty.

6. Other significant accounting policies

See note 2 on the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2001, which are incorporated in this Information Circular by reference.

INTERIM FINANCIAL STATEMENTS OF KINWEST RESOURCES INC.

Kinwest Resources Inc.
Statement of Operations
(Unaudited)
For the five month period ended May 30, 2002

	$
Revenue	
Oil and natural gas	5,405,283
Royalties	(767,278)
	4,638,005
Expenses	
Operating	1,101,075
Compensation costs arising from sale	2,484,550
General and administrative – net	267,332
Interest on long-term debt	152,525
Depletion and amortization	1,020,087
Site restoration	67,060
	5,092,629
Earnings before income tax	(454,624)
Provision for income taxes (recovery)	
Current	(9,142)
Future	(13,232)
	(22,374)
Net loss for the period	(432,250)

INTERIM FINANCIAL STATEMENTS OF SELLCO

Sellco
Statement of Revenues, Royalties and Operating Expenses
(Unaudited)
For the five month period ended May 30, 2002

	$
Revenue	
Oil and natural gas	4,181,602
Royalties	(615,417)
	3,566,185
Expenses	
Operating	857,882
Operating income	2,708,303

AUDITED OPERATING STATEMENTS FOR SELLCO PROPERTIES

Auditors' Report

To the Directors
Sellco Properties

At the request of Kinwest Resources Inc., we have audited the schedule of revenues, royalties and operating expenses for the year ended December 31, 2001 for the Sellco Properties that are to be purchased by APF Energy Trust under an agreement dated April 16, 2002. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for Sellco Properties for the year ended December 31, 2001 in accordance with the basis of accounting disclosed in Note 1.

(Signed) *Meyers Norris Penny LLP*
Chartered Accountants

Calgary, Alberta
April 24, 2002

Sellco Properties

Schedule of Revenues, Royalties and Operating Expenses

For the year ended December 31, 2001

Oil and gas sales	$ 9,526,604
Royalties	(1,673,464)
	7,853,140
Operating expenses	2,418,332
Excess of revenues over royalties and operating expenses	$ 5,434,808

The accompanying notes are an integral part of these financial statements.

1. Basis of presentation

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Sellco Properties that are to be acquired by APF Energy Trust under an agreement dated April 16, 2002.

The Schedule of Revenues, Royalties and Operating Expenses does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes.

2. Significant accounting policies

Revenue recognition

Revenue from the sale of product is recognized upon delivery to the purchasers and recorded net of transportation costs.

Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

Operating costs

Operating costs include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

Joint venture operations

Substantially all of the properties are operated through joint ventures, therefore, the Schedule only reflects Sellco's proportionate interest.

FINANCIAL STATEMENTS OF KINWEST

Auditors' Report

To the Directors
Kinwest Resources Inc.

We have audited the balance sheets of Kinwest Resources Inc. as at December 31, 2001, 2000 and 1999 and the statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) *Meyers Norris Penny LLP*
Chartered Accountants

Calgary, Alberta
March 27, 2002

Kinwest Resources Inc.
Balance Sheets
As at December 31

	2001 **$**	2000 $	1999 $
Assets			
Current			
Accounts receivable	**1,992,731**	3,387,429	1,540,234
Prepaids	**86,348**	49,153	1,252
	2,079,079	3,436,582	1,541,486
Petroleum and natural gas properties and equipment *(Note 3)*	**25,470,727**	21,861,703	11,119,166
	27,549,806	25,298,285	12,660,652
Liabilities			
Current			
Bank indebtedness	**225,987**	318,747	51,745
Accounts payable	**2,718,570**	5,748,251	2,367,481
Income taxes	**166,757**	678,664	21,691
	3,111,314	6,745,662	2,440,917
Long-term debt *(Note 4)*	**7,700,000**	4,910,000	150,000
Future income taxes *(Note 5)*	**3,650,153**	2,989,502	1,143,738
Future site restoration	**606,042**	448,304	269,239
	15,067,509	15,093,468	4,003,894
Shareholders' Equity			
Share capital *(Note 6)*	**7,547,906**	7,440,656	8,163,035
Retained earnings	**4,934,391**	2,764,161	493,723
	12,482,297	10,204,817	8,656,758
	27,549,806	25,298,285	12,660,652

The accompanying notes are an integral part of these financial statements.

Kinwest Resources Inc.

Statements of Earnings and Retained Earnings

For the years ended December 31

	2001 $	*2000* $	*1999* $
Revenue			
Petroleum and natural gas sales	**12,384,110**	12,143,303	4,943,641
Hedging *(Note 10)*	**226,127**	(478,363)	(159,630)
Royalties	**(2,160,880)**	(2,077,682)	(726,133)
	10,449,357	9,587,258	4,057,878
Operating expenses	**3,128,812**	2,583,743	1,550,025
	7,320,545	7,003,515	2,507,853
Expenses			
Depletion and amortization	**2,544,504**	2,134,382	1,184,396
Future site restoration	**157,738**	179,065	131,366
General and administrative	**1,167,751**	918,538	651,381
Recoveries of administrative costs	**(725,787)**	(844,158)	(329,465)
Interest	**464,566**	521,073	152,246
	3,608,772	2,908,900	1,789,924
Earnings before income taxes	**3,711,773**	4,094,615	717,929
Income taxes *(Note 5)*			
Current	**880,892**	701,793	40,543
Future	**660,651**	1,122,384	163,328
	1,541,543	1,824,177	203,871
Net earnings	**2,170,230**	2,270,438	514,058
Retained earnings, beginning of year	**2,764,161**	493,723	(20,335)
Retained earnings, end of year	**4,934,391**	2,764,161	493,723
Earnings per share *(Note 7)*:			
Basic	**$0.33**	$0.34	$0.09
Diluted	**$0.31**	$0.33	$0.09

The accompanying notes are an integral part of these financial statements.

Kinwest Resources Inc.
Statements of Cash Flows
For the years ended December 31

	2001 $	*2000* $	*1999* $
Cash provided by (used for) the following activities			
Operating Activities			
Net earnings	**2,170,230**	2,270,438	514,058
Add items not involving a current cash outlay			
Depletion and amortization	**2,544,504**	2,134,382	1,184,396
Future income taxes	**660,651**	1,122,384	163,328
Future site restoration	**157,738**	179,065	131,366
Cash flow from operations	**5,533,123**	5,706,269	1,993,148
Changes in working capital balances related to operating activities			
Accounts receivable	**1,394,698**	(1,847,195)	(532,651)
Prepaids	**(37,194)**	(47,901)	1,982
Accounts payable	**(3,029,681)**	3,380,770	218,313
Income taxes	**(511,907)**	656,973	21,691
	3,349,039	7,848,916	1,702,483
Financing Activities			
Proceeds from long-term debt	**2,790,000**	4,760,000	(600,000)
Issuance of shares	**107,250**	1,000	1,686,300
Share issuance costs	**-**	-	(104,620)
	2,897,250	4,761,000	981,680
Investing Activities			
Acquisition of petroleum and natural gas properties and equipment	**(6,157,379)**	(13,386,036)	(2,571,204)
Proceeds from sale of petroleum and natural gas properties and equipment	**3,850**	509,118	-
	(6,153,529)	(12,876,918)	(2,571,204)
Increase (decrease) in cash during the year	**92,760**	(267,002)	112,959
Bank indebtedness, beginning of year	**(318,747)**	(51,745)	(164,704)
Bank indebtedness, end of year	**(225,987)**	(318,747)	(51,745)
Cash flow from operations per share *(Note 7)*:			
Basic	**$0.83**	$0.87	$0.35
Diluted	**$0.78**	$0.84	$0.34

The accompanying notes are an integral part of these financial statements.

Kinwest Resources Inc.
Notes to the Financial Statements
For the years ended December 31, 2001, 2000 and 1999

1. Nature of business

Kinwest Resources Inc. (the "Company") is engaged in the exploration for and development of petroleum and natural gas reserves in Western Canada.

2. Significant accounting policies

These financial statements have been prepared by the Company's management in accordance with Canadian generally accepted accounting principles. In management's opinion, the financial statements have been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized below:

Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting for petroleum and natural gas properties and equipment, whereby all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves whether productive or unproductive, are capitalized in cost centers. Costs capitalized include land acquisition costs, geological and geophysical expenditures, rentals on undeveloped properties and drilling and overhead expenses related to exploration and development activities. Proceeds from disposition of property sales are credited to the net book value of the property and equipment. Gains and losses are not recognized upon disposition of petroleum and natural gas properties and equipment unless the disposition would significantly alter the rate of depletion.

Costs capitalized are depleted and amortized using the unit-of-production method based on net proved oil and gas reserves as determined by independent and Company engineers. For purposes of the depletion calculation, proved oil and gas reserves are converted to a common unit of measure on the basis of their approximate relative energy content. The carrying value of undeveloped properties is excluded from the depletion calculation.

In applying the full cost method, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion, future income taxes and the site restoration provision from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, based on current prices and costs, and after deducting estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Non-petroleum and natural gas capital assets are amortized at the following rates:

	Method	*Rate*
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Computer software	Declining balance	100%

Additionally, leasehold improvements are amortized on a straight-line basis over the remaining term of the lease. Amortization is recorded at one half of the annual rate in the year of acquisition of an asset.

Future site restoration costs

The Company provides for site restoration and abandonment costs over the life of the proved reserves on a unit-of-production basis. Costs are estimated each year by management based on current regulations, costs, and technology and industry standards. The annual charge to income is recorded as a provision for future site restoration costs and the accumulated liability is classified as long-term liability. Actual costs, as incurred, are charged to the accumulated liability.

Kinwest Resources Inc.
Notes to the Financial Statements
For the years ended December 31, 2001, 2000 and 1999

2. Significant accounting policies (continued)

Future income taxes

The Company follows the asset and liability method to account for income taxes. The asset and liability method requires that income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax basis. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expenses are expected to be realized.

Flow through shares

Income tax legislation permits the flow through to shareholders of income tax deductions relating to certain qualified resource expenditures. The income tax benefits renounced are reflected as a future income tax liability and deducted from the proceeds of share capital, on the basis of the actual amount incurred at year-end.

Hedging

The Company uses certain instruments to manage its exposure to commodity price fluctuations. The net amounts paid or received on contracts designated as hedges are recognized in income during the same period as the related transactions.

Joint ventures

Substantially all of the Company's acquisition, exploration and development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Per share amounts

The Company has retroactively adopted the new Canadian Institute of Chartered Accountants recommendations for per share calculations. The new standard utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding "in the money" warrants are used to purchase common shares of the Company at their average market price for the period. The new method was applied retroactively. Previously, the Company utilized the imputed earnings method to calculate diluted per share amounts.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The amounts recorded for depletion and depreciation of capital assets and the provision for future abandonment and site restoration costs are based on estimates. The ceiling test is based on such factors as estimated proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Kinwest Resources Inc.
Notes to the Financial Statements
For the years ended December 31, 2001, 2000 and 1999

3. Petroleum and natural gas properties and equipment

	2001 Cost $	*2001 Net Book Value $*	*2000 Cost $*	*2000 Net Book Value $*	*1999 Cost $*	*1999 Net Book Value $*
Petroleum and natural gas properties and equipment	**33,959,307**	**25,404,989**	27,848,673	21,808,130	15,021,585	11,089,129
Office equipment	**45,099**	**23,747**	39,397	22,514	31,177	17,954
Computer equipment	**65,895**	**29,732**	48,507	21,360	26,293	3,540
Computer software	**65,008**	**4,478**	56,051	9,699	36,653	8,543
Leasehold improvements	**10,846**	**7,781**	-	-	-	-
	34,146,155	**25,470,727**	27,992,628	21,861,703	15,115,708	11,119,166

The ceiling test was calculated using the December 31, 2001 price of CAD $22.40 (2000 - $37.59; 1999 - $37.74) per barrel of oil and CAD $3.52 (2000 - $6.57; 1999 - $2.80) per MCF of gas. Based on these parameters, no write down of properties was required.

The Company has approximately $948,000 (2000 - $829,000; 1999 - $316,000) of undeveloped land which is not subject to depletion.

4. Long-term debt

The Company has available an oil and gas loan credit facility of $11,845,000 which may be drawn upon at the Company's discretion. The principal portion available decreases by $315,000 per month and is payable as to interest only at bank prime plus 3/4%.

Security for the indebtedness is provided by a fixed and floating charge debenture of $15,000,000 and a fixed charge on specified properties.

Interest expense on long-term debt amounted to $464,557 (2000 - $346,978; 1999 - $135,680).

5. Income taxes

The income tax provision differs from the amount that would be expected by applying the current tax rate for the following reasons:

	2001 $	*2000 $*	*1999 $*
Income before income taxes	**3,711,773**	4,094,615	717,929
Expected taxes at 43.12% (2000 and 1999 – 44.62%)	**1,600,516**	1,827,018	320,340
Tax effect of expenses not deductible for tax purposes:			
Non-deductible crown charges	**509,718**	538,180	168,925
Non-deductible depletion	**11,960**	9,137	14,301
Resource allowance	**(876,343)**	(780,625)	(231,223)
Small business deduction	-	(50,649)	(49,823)
Share issuance costs	**(22,950)**	(23,748)	(23,748)
Rate differences	**14,628**	7,220	-
ARC	**(22,963)**	(15,679)	-
Capital taxes	**329,234**	279,127	-
Other	**(2,257)**	34,196	5,099
	1,541,543	1,824,177	203,871

Kinwest Resources Inc.
Notes to the Financial Statements
For the years ended December 31, 2001, 2000 and 1999

5. Income taxes (continued)

Future income taxes consist of the following temporary differences:

	2001 $	*2000* $	*1999* $
Petroleum and natural gas properties and equipment	**4,027,318**	3,280,966	1,452,850
Future site restoration	**(261,325)**	(200,033)	(120,134)
Recognition of loss carry forwards	**-**	-	(121,154)
Share issuance costs	**(19,645)**	(44,076)	(67,824)
Resource allowance	**(96,195)**	(47,355)	-
	3,650,153	2,989,502	1,143,738

The Company has available tax pools of approximately $15,940,000 (2000 - $14,230,000; 1999 - $7,461,000) available for deduction against future income taxes indefinitely, the benefit of which has been recognized in these statements. The Company elected to pay income tax on the portion of income eligible for the small business deduction for the year ended December 31, 1999.

6. Share capital

Authorized
Unlimited number of common shares,
Unlimited number of first, second, third and fourth preferred shares, issuable in series, at which time the rights and privileges will be determined.

Issued Common shares	*Number*	*Amount* $
Balance, December 31, 1998	5,568,243	6,733,229
Issued for cash		
Flow-through shares	963,600	1,686,300
Future income taxes on renounced resource expenditures	-	(198,556)
	6,531,843	8,220,973
Share Issuance costs (net of future income taxes of $46,681)	-	(57,938)
Balance, December 31, 1999	6,531,843	8,163,035
Issued for cash		
Private Placement	100,000	1,000
Future income taxes on renounced resource expenditures	-	(723,379)
Balance, December 31, 2000	6,631,843	7,440,656
Flow-through shares issued for cash	39,000	107,250
Balance, December 31, 2001	6,670,843	7,547,906

In December 2001, a private placement of 39,000 flow-through shares was completed at a price of $2.75 per share for proceeds of $107,250. The related renunciation was made effective December 31, 2001. Approximately $6,000 of qualifying expenditures had been incurred at that time, with the remainder to be incurred prior to December 31, 2002.

During 1999, the Company issued 963,600 flow-through shares for gross proceeds of $1,686,300. At December 31, 1999, the Company had renounced the entire amount and the required expenditures were made prior to December 31, 2000.

Kinwest Resources Inc.
Notes to the Financial Statements
For the years ended December 31, 2001, 2000 and 1999

6. Share capital (continued)

Reserved for issue

The Company has reserved 1,000,000 (2000 – 950,000; 1999 - 795,000) common shares for issue to directors, employees and service providers with respect to the following outstanding warrants:

Price per Share		*Number of warrants*	
$	***2001***	*2000*	*1999*
1.25	**300,000**	300,000	300,000
1.50	**405,000**	405,000	405,000
1.75	**90,000**	90,000	90,000
2.00	**155,000**	155,000	-
2.75	**50,000**	-	-

The 50,000 warrants at a price per share of $2.75 expire on the earlier of December 31, 2004 or two years after the Company is listed on a public stock exchange with the remainder expiring on the earlier of December 31, 2003 or two years after the Company is listed.

7. Per share amounts

The Canadian Institute of Chartered Accountants has approved a new standard for the presentation and disclosure of earnings per share which was retroactively adopted by the Company effective January 1, 2001. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of warrants.

The weighted average number of common shares outstanding during fiscal 2001 was 6,633,018 (2000 – 6,565,542; 1999 – 5,641,843) shares.

The number of shares added to the weighted average number of common shares outstanding for the dilutive effect of warrants using an estimated average share price of $3.00 (2000 - $2.00; 1999 - $1.75) was 470,833 (2000 – 225,000; 1999 – 143,571).

The following table illustrates the diluted earnings per share and diluted cash flow from operations per share under the treasury stock method and imputed earnings method:

	2001	*2000*	*1999*
Diluted earnings per share: treasury stock method	**$0.31**	$0.33	$0.09
Diluted earnings per share: imputed earnings method	**$0.31**	$0.32	$0.08
Diluted cash flow from operations per share: treasury stock method	**$0.78**	$0.84	$0.34
Diluted cash flow from operations per share: imputed earnings method	**$0.75**	$0.77	$0.29

8. Related party transactions

The Company has entered into joint acquisition agreements with two companies controlled by directors and one by the spouse of a director. The agreements allow for recovery by the Company of a 5% share of the initial capital requirements of any property acquired jointly and 5% of the estimated annual operating income paid monthly, prorated by their respective participation. The agreements have generated $302,468 (2000 - $489,804; 1999 - $101,322) in cost recoveries. Accounts receivable includes $nil (2000 - $637,181; 1999 - $359,572) and accounts payable includes $637,355 (2000 - $845,766; 1999 - $65,017) related to these companies. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Kinwest Resources Inc.
Notes to the Financial Statements
For the years ended December 31, 2001, 2000 and 1999

9. Commitments and contingency

The Company has entered into a lease for office space. The Company has the following minimum annual lease payments:

2002	$37,000
2003	$9,300

The Company has been named as co-defendant in a legal action concerning participation in a producing property. Management believes that the claim is without merit and has made no provision for settlement.

10. Financial instruments

The Company's financial instruments consist of accounts receivable, bank indebtedness, accounts payable and long-term debt. At December 31, 2001, 2000 and 1999, there are no significant differences between carrying value and fair values due to the short terms to maturity or settlement.

A substantial portion of the Company's accounts receivable are concentrated with few purchasers of commodities and joint venture partners in the oil and gas industry and are subject to normal industry credit risk. Management considers these concentrations of credit risk to be minimal, as the purchasers are considered to be major industry participants.

Hedging contracts

The following hedge commitments are outstanding at December 31, 2001:

(a) oil price collar for 165 barrels per day for the period June 2001 to May 2002 with a floor of WTI $26.00 US/barrel and a ceiling of $29.50 US/barrel.
(b) oil price collar for 165 barrels per day for the period October 2001 to May 2002 with a floor of WTI $24.25 US/barrel and a ceiling of $28.25 US/barrel.

At December 31, 2001, the Company had earned CAD $226,127 under the hedge. The market value of the hedge for the remaining term to May 31, 2002 approximated CAD $503,000 at December 31, 2001.

Subsequent to December 31, 2001, the Company entered into an oil price collar for 330 barrels per day for the period June 2002 to December 2002 with a floor of WTI $24.00 US/barrel and a ceiling of $25.88 US/barrel.

During the year ended December 31, 2000, the Company settled fixed price contracts whereby it sold:

(c) 100 barrels of oil per day at $30.90 CAD/barrel until March 31, 2000.
(d) 200 barrels of oil per day at $29.58 CAD/barrel until September 30, 2000.

11. Supplemental cash flow information

Interest and income and capital taxes paid:

	2001	*2000*	*1999*
	$	*$*	*$*
Interest	**464,566**	521,073	152,246
Income and capital taxes	**1,341,265**	20,765	23,126